UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SUMMARY	Pages

Individual and Consolidated Financial Statements - June 30, 2019

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
MANAGEMENT REPORT
In thousands of Brazilian Real - R$, unless otherwise stated

Dear Stockholders:

We present the Management Report to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended June 30, 2019, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided by the Accounting National Financial System Institutions (Cosif) and the Brazilian Exchange Commission (CVM), that does not conflict with the rules issued by Bacen.

The Interim Condensed Consolidated Financial Statements in accordance with the International Accounting Standards Board (IASB) for the period ended June 30, 2019, will be disclosed simultaneously, on the website www.santander.com.br/ri.

1) Macroeconomic Environment

In the second quarter, despite a relatively volatile trajectory, prices of Brazilian financial assets closed the period with prices more favorable than those observed at the end of the first quarter of the year. Santander estimates that both domestic and international factors were responsible for this volatile performance with good performance at the end of the period. The exchange rate reversed the devaluation observed in the first quarter when it fell from R$3.92/US$ at the end of March 2019 to R$3.84/US$ at the end of June 2019 - also lower than the R$3.88/US$ registered at the end of last year. By the end of 2019, we currently project the exchange rate to return to the level of R$3.90/US$. This movement was followed by the sovereign risk indicator, as the Brazilian CDS for the 5 year period fell from 180bps to 150bps between March 2019 and June 2019, signaling a greater appetite on the part of foreign investors with assets of the country. The Bovespa index has risen from the approximate level of 95,400 points in March, 2019 to a level above 100,000 points, breaking a symbolic barrier that is very important for the Brazilian stock market. Last but not least, prices of fixed income instruments also registered a rise in the period, which translated into a fall in the implicit interest rate over all the terms of the term structure of the interest rate - for example, the future interest rate with maturity on January 1, 2020 fell from approximately 6.5% per year in March 2019 to 6.0% pa. in June 2019. As mentioned before, although all financial assets recorded price improvement at the end of the second quarter of the year, the Bank points out that such performance did not follow a smooth path in some moments, both by domestic factors and outside.

From the international point of view, Santander understands that there was an increase in the tensions arising from the so-called "Trade War" between China and the United States, which continued to weigh on the perception of economic agents around the globe as to the magnitude of the negative impact that such situation may have on world economic performance. Moreover, the appearance of more concrete signs of a slowdown in the economic growth of the American and Chinese economies has raised even more caution, and even led the US monetary authority to substantially change the signage regarding the next actions to be implemented in the conduct of the monetary policy in the USA. At the same time, there have been comments from Chinese officials that further stimulus measures could be adopted later this year to sustain the expansion of the economy. If, at the beginning of the year, there were still those who thought that the FOMC (Federal Open Market Committee – a division of the Federal Reserve) could raise the base interest rate in the US this year, there seems to be a conviction that it will need to be reduced sometime within the next six months - a shared vision, including , by members of the FOMC. This is to say that, rather than anticipating the continuity of a robust growth rate in the US, the US monetary authority has come to fear that there will be a substantial loss in the country's pace of economic expansion. Despite the anxiety generated by the uncertainty regarding the robustness of the world economic expansion, the fact that the other major global economies signaled a similar position to the FOMC, raised the attractiveness of assets of other countries considered to be higher risk, which benefited Brazilian financial assets between March 2019 and June 2019.

In the domestic environment, the second quarter of 2019 was marked by progress in the process of the structural reform agenda, especially the progress in the analysis of the constitutional amendment referring to the reformulation of the Brazilian social security system, which was approved in the first round by the House of Representatives. Deputies in mid-July 2019. The fact is important, since it signaled the possibility of containing the process of worsening public accounts. That is, the perception that the transformations necessary for fiscal balance are on the way to being implemented ended up improving the mood for increased exposure to Brazilian financial assets. However, the process was also not linear, with comings and goings, meetings and disagreements between congressmen aligned with the government and members of the federal administration bringing volatility to asset prices - mainly to the stock market, the exchange rate and the sovereign risk.

In addition to the observed political environment, the Bank noted a new round of frustration with the performance of indicators of economic activity, which generated a wave of revisions and reductions in GDP growth projections for 2019. Santander revised its projection for performance of the Brazilian economy this year and, instead of working with an expectation of expansion of 2.3% for the GDP of 2019, now considers that the country's economy is likely to advance 0.8% this year. Maintaining a more gradual pace of growth has reinforced the favorable dynamics of price indices, with underlying inflation measures signaling broad comfort to meet the targets set by the National Monetary Council for the coming years. In view of this situation, the Bank understands that there has been an expansion of space so that the Central Bank of Brazil can reduce the basic interest rate of the current level of 6.50% pa. to a level of 5.50% a.a. still in 2019, without prejudice to its mission to keep the inflationary dynamics compatible with the convergence of current inflation to the targets. In this way, Santander began to consider that after reaching 5.50% pa. in 2019, the Selic rate target should remain unchanged by the end of 2020 - previously, the indication was that it would remain stable at 6.50% a.a. both this year and next.

Individual and Consolidated Financial Statements - June 30, 2019 1

These low projections for growth, inflation and interest rates made by Banco Santander are based on the continuity of the reform agenda in the Brazilian economy, especially in the fiscal field. Santander reiterates its assessment that the willingness and commitment of the current government to seek stabilization of the public debt as well as to maintain a sustainable economic policy will be fundamental for the country to achieve long-term economic and social development.

2) Performance

2.1) Corporate Net Income

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	1S19	1S18	annual changes%	2Q19	1Q19	quarter changes %
Financial Income	38,580.6	39,604.9	-2.6	18,030.0	20,550.5	-12.3
Financial Expenses	(21,530.2)	(30,239.9)	-28.8	(8,973.5)	(12,556.6)	-28.5
Gross Profit From Financial Operations (a)	17,050.4	9,365.0	82.1	9,056.5	7,993.9	13.3
Other Operating (Expenses) Income (b)	(5,671.0)	(4,462.9)	27.1	(3,028.6)	(2,642.4)	14.6
Operating Income	11,379.4	4,902.1	132.1	6,027.9	5,351.5	12.6
Non-Operating Income	(111.4)	27.3	-508.4	(111.9)	0.5	-23356.3
Income Before Taxes on Income and Profit Sharing	11,268.0	4,929.4	128.6	5,916.0	5,352.0	10.5
Income Tax and Social Contribution (a)	(3,336.4)	1,936.1	-272.3	(1,960.3)	(1,376.1)	42.5
Profit Sharing	(925.3)	(900.1)	2.8	(456.8)	(468.4)	-2.5
Non-Controlling Interest	(181.2)	(173.4)	4.5	(89.1)	(92.0)	-3.2
Consolidated Net Income	6,825.2	5,791.9	17.8	3,409.8	3,415.4	-0.2

For a better understanding of the results in BRGAAP, below is the Gross Profit from Financial Operations, disregarding the hedge effect (according to item 1):

ADJUSTED GROSS PROFIT FROM FINANCIAL OPERATIONS (R$ Million)	1S19	1S18	annual changes%	2Q19	1Q19	quarter changes %
Gross Profit From Financial Operations	17,050.4	9,365.0	82.1	9,056.5	7,993.9	13.3
Income Tax and Social Contribution (hedge)	(367.7)	5,420.4	-106.8	(520.5)	152.8	-440.6
Adjusted Gross Profit From Financial Operations	16,682.7	14,785.4	12.8	8,536.0	8,146.7	4.8

INCOME TAX AND SOCIAL CONTRIBUITION (R$ Million)	1S19	1S18	annual changes%	2Q19	1Q19	quarter changes %
Income Tax and Social Contribution	(3,336.4)	1,936.1	-272.3	(1,960.3)	(1,376.1)	42.5
Income Tax and Social Contribution (hedge)	367.7	(5,420.4)	-106.8	520.5	(152.8)	-440.6
Adjusted Income Tax and Social Contribution	(2,968.7)	(3,484.3)	-14.8	(1,439.8)	(1,528.9)	-5.8

(1) The variation, after the effects of the hedge, refers mainly to the higher volume of Interest on Own Capital deliberated and the change in the CSLL rate from 20% to 15%.

a) Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches and the Subsidiary Santander Brasil EFC

Banco Santander operates branches in the Cayman Islands and Luxembourg and the subsidiary Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect the after-tax net income.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense (PIS/Cofins) and income taxes (IR/CSLL), considering the negative exchange variation of 1% and 1.8% for Dollar and Euro, respectively (2018 - 17% and 15%), as demonstrated below:

FOREIGN EXCHANGE HEDGE OF THE GRAND CAYMAN AND LUXEMBOURG BRANCHS AND THE SUBSIDIARY SANTANDER BRASIL EFC (R$ Million)	1S19	1S18	annual changes%	2Q19	1Q19	quarter changes %
Exchange Variation - Profit From Financial Operations	(554.5)	6,566.1	-108.4	(780.0)	225.5	-445.9
Derivative Financial Instruments - Profit From Financial Operations	967.1	(12,462.9)	-107.8	1,363.9	(396.8)	-443.7
Income Tax and Social Contribution	(367.7)	5,420.4	-106.8	(520.5)	152.8	-440.6
PIS/Cofins - Tax Expenses	(45.0)	476.4	-109.4	(63.4)	18.4	-444.6

Individual and Consolidated Financial Statements - June 30, 2019 2

b) Other Operating (Expenses) Income

Income from Services Rendered and Banking Fees - The highlights are: (a) credit/debit card commission and Acquiring Services, with growth of 13,4% in relation to the same period of the previous year, mainly due to the increase in both card; (b) Current Account Services, an increase of 16,5% in relation to the same period of the previous year, influenced by the increase in the number of active account holders, which grew 49 consecutive months; (c) Insurance Commissions, with an increase of 13,2% in relation to the same period of the previous year, following the credit dynamics; and (d) Placement of Securities, Custody and Brokerage, an increase of 35.2% in relation to the same period of the previous year, mainly due to the increase of activities with the capital market.

Revenues from commissions on credit operations and guarantees provided fell by comparison with the same period of the previous year, mainly in accordance with the revision of some fee policies, in line with the market guidelines.

Fees (R$ Millions)	1S19	1S18	annual changes%	2Q19	1Q19	quarter changes %
Asset Management	516.4	509.8	1.3	265.6	250.8	5.9
Checking Account Services	1,892.8	1,624.0	16.5	983.3	909.5	8.1
Lending Operations and Income from Guarantees Provided	665.6	784.5	-15.2	341.3	324.3	5.2
Lending Operations	390.9	465.3	-16.0	201.3	189.6	6.2
Income Guarantees Provided	274.7	319.2	-13.9	140.0	134.7	3.9
Insurance Fees	1,514.2	1,337.8	13.2	775.0	739.2	4.8
Cards (Debit and Credit) and Acquiring Services	3,086.4	2,722.6	13.4	1,477.5	1,608.9	-8.2
Collection	752.6	752.5	0.0	377.2	375.4	0.5
Brokerage, Custody and Placement of Securities	477.4	353.1	35.2	285.6	191.8	48.9
Others	278.4	324.4	-14.2	149.4	129.0	15.8
Total	9,183.8	8,408.8	9.2	4,654.9	4,528.9	2.8

General Expenses - Total expenses, which include expenses with personnel, other administrative expenses and expenses with profit sharing, excluding the effects of goodwill amortization, increased by 6,7%, and personnel expenses and profit sharing, increased by 0,8% and other administrative expenses increased by 12,0%. Changes in administrative expenses are mainly due to the increase in expenses with data processing, associated with greater transactionality and growth in the customer base and expenses with specialized technical services and third parties, mainly through the contracting of technology services.

General Expenses (R$ Millions)	1S19	1S18	annual changes%	2Q19	1Q19	quarter changes %
Personnel Expenses	(4,631.1)	(4,594.9)	0.8	(2,312.1)	(2,319.0)	-0.3
Other Administrative Expenses, excluding the effects of goodwill amortization	(5,685.1)	(5,077.2)	12.0	(2,901.6)	(2,783.5)	4.2
General Expenses, excluding the effects of goodwill amortization	(10,316.2)	(9,672.1)	6.7	(5,213.7)	(5,102.5)	2.2

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$ Millions)	Jun/19	Jun/18	jun/19 vs. jun/18 changes %
Current and Long-Term Assets	823,718.0	728,300.3	13.1
Permanent Assets	12,539.6	10,770.8	16.4
TOTAL ASSETS	836,257.6	739,071.1	13.1
Current and Long-Term Liabilities	763,715.9	673,247.6	13.4
Deferred Income	279.8	423.0	-33.9
Non-Controlling Interest	1,760.1	2,075.8	-15.2
Stockholders' Equity	70,501.8	63,324.8	11.3
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	836,257.6	739,071.1	13.1

Total assets are mainly represented:

(R$ Millions)	Jun/19	Jun/18	jun/19 vs. jun/18 changes %
Loan Portfolio	317,624.8	290,478.6	9.3
Securities and Derivative Financial Instruments (1)	202,990.9	187,416.6	8.3
Interbank Investments	38,898.7	53,294.6	-27.0
Interbank Accounts	94,849.5	90,695.2	4.6

(1) Given the provisions of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity, securities classified as held-to-maturity, in the amount of R$10.721,1 million on June 30, 2019 (06/30/2018 - R$11.226,7 million).).

Individual and Consolidated Financial Statements - June 30, 2019 3

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$ Million)	Jun/19	Jun/18	jun/19 vs. jun/18 changes %
Individuals (1)	141,431.5	119,836.7	18.0
Consumer Finance	53,156.2	45,368.6	17.2
Individuals (1)	46,512.2	40,338.8	15.3
Corporate	6,644.0	5,029.8	32.1
Small and Medium-sized Entities	37,131.3	33,757.4	10.0
Large-sized Entity	85,905.8	91,515.9	-6.1
Total Loan portfolio (gross)	317,624.8	290,478.6	9.3
Other Operations with Credit Risk	76,507.1	77,766.1	-1.6
Total Extended Portfolio (gross)	394,131.9	368,244.7	6.9
Allowance for Loan Losses (2)	(18,491.1)	(18,096.1)	2.2
Total Loan portfolio (net)	375,640.8	350,148.6	7.3

(1)  Including the loans to individual in the consumer finance segment, the individual portfolio reached R$187.943,7 on June 30, 2019 (06/30/2018 - R$160.175,5).

(2)  Includes debentures, FIDC, CRI, promissory notes, promissory notes for placement abroad, assets related to acquiring activities and sureties and sureties.

On June 30, 2019, the main highlights were the following segments: (a) "Individuals", which presented growth in both comparison periods, 18,0% compared to December 31, 2018, influenced mainly by the payroll growth, due to the good adherence of the digital channels by the customers and strong commercial dynamics of the network; (b) "Consumer Finance", also with growth in both periods, being 17,2% compared to June 2018. (c) "Small and Medium Enterprises (SMEs)", with a reduction of 5.1% compared to June 2018.

Delinquency

The over-90 delinquency ratio reached 3.0% of the total credit portfolio on June 30, 2019, 0.2% above in relation to June 30, 2018 (2.8%). The ratio remains at a controlled level, as a result of the risk management and assertive models of Banco Santander.

Allowance for loan losses represents 5,8% of the loan portfolio on June 30, 2019, 6.4% on June 30, 2018.

The allowance for loan losses expenses, net of revenues with recovery of loans previously written off for the period ended on June 30, 2019 is R$ R$5.313,3 million and R$ R$5.361,3 million in 2018, increasing 0,9%.

2.4) Funding by Customers

FUNDING BY CUSTOMERS (R$ Millions)	Jun/19	Jun/18	jun/19 vs. jun/18 changes %
Demand Deposits	20,521.5	17,369.3	18.1
Saving Deposits	46,574.5	42,571.0	9.4
Time Deposits	197,300.8	177,610.7	11.1
Debentures/LCI/LCA/LIG (1)	50,477.2	53,979.6	-6.5
Treasury Bills/Structured Operations Certificates	36,635.7	33,348.3	9.9
Total Funding	351,509.7	324,878.9	8.2

(1) Debentures repurchase agreement, Real Estate Credit Notes (LCI), Agribusiness Credit Notes (LCA) and Guaranteed Real State Credit Notes (LIG).

The total funding resources increased 8.2%, compared to December, 2018, with steady and more pronounced Time Deposit growth in Debentures.

2.5) Issuance of Debt Instruments Eligible to Compose Capital

On November 5, 2018, the Board of Directors approved the redemption of Level I and Level II Notes issued on January 29, 2014, in the total amount of US $ 2.5 billion. The repurchase was approved by the Central Bank on December 18, 2018.

In conjunction with the approval of the redemption of the previous notes, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance took the form of notes issued abroad, in US dollars, in the amount of US $ 2.5 billion, for payment in Level I and Level II of Reference Equity. The offering of these Notes was made outside of Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil.

On December 18, 2018, the Bank issued an approval for the Notes to comprise Level I and Level II of Banco Santander's Reference Equity as of such date. This approval led to the reclassification of these instruments from the line of Eligible Debt Instruments to Capital for Subordinated Debts.

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

Debt Instruments Eligible to Compose Capital		jun-19		jun-18
Specific features	Tier I (1)	Tier II (1)	Tier I (1)	Tier II (1)
Issuance	nov/18	nov/18	jan/14	jan/14
Amount (Million)	US$1.250	US$1.250	R$3.000	R$3.000
Interest Rate (p.a.) (2)	7,250%	6,125%	7,375%	6,000%
Maturity	No Maturity (Perpetual)	nov/28	No Maturity (Perpetual)	jan/24
Periodicity of Payment	semiannually, as of May 8, 2019	semiannually, as of May 8, 2019	quarterly, as of April 29, 2014	semiannually, as of July 29, 2014

Individual and Consolidated Financial Statements - June 30, 2019 4

(1)  Notes repurchased in 2019; As authorized by Bacen on December 17, 2018, as of the date of their issuance, Level I and II of PR must be excluded.

(2)  The debts of January 2014 were made by Banco Santander in Brazil, therefore, as Income Tax at source assumed by the issuer, in the form of a corresponding exchange rate, is 8.676% and 7.059% for the instruments Level I and Level II, respectively. The emissions generated from November 2018 were made through the Cayman Agency and, consequently, there is no incidence of Income Tax at Source.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

2.6) Stockholders’ Equity

On June 30, 2019, Banco Santander consolidated stockholders’ equity presented an increase of 11.3% compared to June 30, 2018.

The variation in the Stockholders' Equity balance between June 30, 2019 and 2018 was, mainly, due to the negative variation of the asset valuation adjustment (securities and derivative financial instruments) in the amount of R$1,424.5 million and the net income for the period in the amount of R$6,825.2 million and reduced, mainly, by the established of Interest on Capital in the amount of R$2 billion.

Treasury Shares

In the meeting held on November 1, 2018, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 1, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,753,760 Units, representing 37,753,760 common shares and 37,753,760 preferred shares, or the ADRs, which, on December 31, 2018, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2018, the Bank held 362,227,661 common shares and 390,032,076 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 6, 2018, and will expire on November 5, 2019.

	Jun/19	Jun/18
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the fiscal year	13,316	1,773
Shares Acquisitions	4,975	13,478
Payment - Share-based compensation	(3,065)	(4,336)
Treasury shares at end of the fiscal year	15,226	10,915
Subtotal - Treasury Shares in thousands of reais	R$ 612,398	R$ 356,672
Emission Costs in thousands of Reais	R$ 2,410	R$ 219
Balance of Treasury Shares in thousands of reais	R$ 614,808	R$ 356,891
Cost/Share price	Units	Units
Minimum cost	R$ 7.55	R$ 7.55
Weighted average cost	R$ 31.51	R$ 27.51
Maximum cost	R$ 49.55	R$ 36.98
Share price	R$ 45.46	R$ 27.64

In the periods ended June 30, 2019 and 2018, there were highlights of Dividends and Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	Jun/19	Mar/18
Interest on capital	2,000.0	600.0
Dividends	0.0	600.0
Total	2,000.0	1,200.0

Individual and Consolidated Financial Statements - June 30, 2019 5

2.7) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher than the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for PR in 2018 was 11.0%, composed of 8.625% of Reference Equity Minimum plus 1.875% of Capital Conservation Additional. Considering this additional, PR Level I increased to 8.375% and Minimum Principal Capital to 6.875%.

For the base year 2019, the PR requirement remains at 10.5% (since January, 2019), including 8.0% of Minimum of Reference Equity and a further 2.5% of Capital Conservation Additional. The PR Level I reaches 8.5% and the Principal Capital Minimum 7.0%.

The Basel ratio is determined in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown bellow:

BASEL INDEX %	Jun/19	Jun/18
Tier I Regulatory Capital	67,550.0	57,152.8
Principal Capital	62,709.6	52,271.1
Supplementary Capital	4,840.4	4,881.7
Tier II Regulatory Capital	4,832.6	4,953.4
Regulatory Capital (Tier I and II)	72,382.6	62,106.2
Credit Risk	371,140.8	354,413.8
Market Risk	29,463.7	28,802.2
Operational Risk	46,527.0	37,372.3
Total RWA	447,131.5	420,588.3
Basel I Ratio	15.1	13.6
Basel Principal Capital	14.0	12.4
Basel Regulatory Capital	16.2	14.8

2.8) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended June 30, 2019 for the main subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership / Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	45,670.7	2,098.7	617.7	41,194.4	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	24,448.9	2,466.2	301.1	0.0	100.00%
Santander Leasing S.A. Arrendamento Mercantil	7,042.7	5,739.4	3.1	1,872.2	99.99%
Banco Bandepe S.A.	6,300.4	4,185.6	146.2	0.0	100.00%
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,561.5	3,423.2	3.1	777.4	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	3,187.0	2,765.6	203.5	0.0	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	3,994.2	638.4	41.8	0.0	100.00%

 (1) Includes Leasing portfolio and other loans.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules issued by Bacen.

3) Other Events

3.1) Post-employment Benefit Plan

On June 30, 2018, there was an increase in the cost contribution established in the Post-Employment Benefit Plan, which is calculated as a percentage of the total monthly compensation of members. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The changes proposed in the Post-Employment Benefit imply a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

3.2) Recoverable Value Assessment

In the first half of 2018, Banco Santander recognized impairment losses in the amount of R$341 million on intangible assets in the acquisition and development of systems. The loss was recorded based on the performance of technical analysis, which demonstrated a significant reduction in expected future economic benefits on these assets, without material effects as of June 30, 2019.

Individual and Consolidated Financial Statements - June 30, 2019 6

3.3) Opening of the branch in Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Luxembourg Minister of Finance on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

3.4) Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander and its wholly owned subsidiary Santander Holding Imobiliária S.A. executed a binding agreement with the partners of Summer Empreendimentos Ltda. defining the negotiation terms for the purchase and sale of shares fully representing the capital of Summer Empreendimentos. The operation closing is subject to accomplishment of conditions precedent usual to this type of transaction, including the previous authorization by the Bacen.

b) Put option of equity interest in Banco Olé Bonsucesso Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Aymoré CFI. The closing of the transaction is conditioned to implementation of the proceedings set forth in the Investment Agreement.

c) Acquisition of residual equity interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Minority shareholders of Getnet S.A. executed an amendment to the Shares’ Sale and Purchase Agreement and Other Covenants of Getnet S.A., in which Banco Santander commits to acquire all of the Minority shareholders’ shares, corresponding to 11.5% of Getnet S.A. capital stock, per the amount of R$1,431,000. The acquisition was approved by Bacen on February 18, 2019 and closed on February 25, 2019, as a consequence Santander Brasil has become the holder of 100% of the shares representatives of the capital stock of Getnet S.A.

d) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade will act in the development and management of customer loyalty programs. On November 26, 2018, Esfera Fidelidade had its capital stock increased in the amount of R$10,000, amounting the full share capital of R$10,000, divided into 10,001,000 (ten million and one thousand) nominative common shares without par value, entirely held by Banco Santander. The company started its operation in November 2018.

e) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A., through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors.

f) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios, with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards.

In the EGM held on August 1, 2018, BEN Benefícios had its capital increased in R$ 45,000, passing the capital stock to the amount of R$ 45,001, divided into 45,001,000 (forty-five million and one hundred thousand) registered common shares without par value, fully owned by Banco Santander.

Individual and Consolidated Financial Statements - June 30, 2019 7

In the EGM held on March 27, 2019, Santander Brasil approved the capital increase in the amount of R$44,999, totalizing R$90,000 of capital stock distributed into 90,000,000 (ninety million) common shares without par value, fully held by Banco Santander.

BEN Benefícios started its activities in the first quarter of 2019.

g) Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A.

On February 19 and 28, 2018, Banco Santander purchased, respectively, the totality of shares of Isban Brasil, formerly held by Ingeniería de Software Bancário, S.L., and of Produban Serviços de Informática, formerly held by Produban Servicios Informáticos Generales, S.L., for the amount of R$61,078 and R$42,731, respectively. The parties involved in the transactions had Banco Santander, S.A. (Santander Spain) as common indirect controller, being such transactions carried-out under market conditions. At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33,000, through the issuance of 11,783,900 (eleven million, seven hundred and eighty-three thousand and nine hundred) shares, without par value, entirely subscribed and paid in by Banco Santander. On February 28, 2018, the company Isban Brasil was merged into Produban Serviços de Informática S.A. and on the same date, Produban Serviços de Informática had its corporate name changed to Santander Brasil Tecnologia S.A. In continuity, on February 28, 2018, Produban Servicios Informáticos Generales, S.L. (currently named Santander Global Technology, S.L.) approved the merger of the spin-off share of Produban Serviços de Informática into Produban Brasil Tecnologia e Serviços de Informática Ltda. (currently named Santander Global Technology Brasil Ltda.).

h) Formation of Santander Auto S.A.

On December 20, 2017, Banco Santander and HDI Seguros S.A. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, 2018 the partnership was approved by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), on April, 30, 2018, was approved by the Brazilian Central Bank and, on May, 15, 2018, SUSEP's prior approval was obtained. On October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Investments and Participations S.A., Sancap and HDI Seguros formed Santander Auto S.A., with capital of R$15,000. On January 9, 2019, Susep granted to Santander Auto the authorization to operate insurance throughout national territory.

i) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito, were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. In the EGM held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285,205, so that the capital stock increased from R$65,823 to R$351,028. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Company began operations in 2019 on a partial basis (negative and positive), and the Bank estimates that it will be fully operational by the end of 2019.

j) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai and an insurance brokerage company with the purpose to provide, respectively, auto finance and financial and insurance brokerage services to clients and dealers of Hyundai in Brazil.

On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré CFI and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré CFI and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A., as well as the capital stock increase in R$99,995, passing to the amount of R$100,000, divided into 100,000,000 (one hundred million) nominative common shares without par value. On December 13, 2018, the incorporation procedure of Banco Hyundai Capital Brasil S.A. was concluded.

In the EGM held on February 19, 2019, the shareholders of Banco Hyundai approved the capital increase in the amount of R$200,000, summing the total value of R$300,000 distributed into 300,000,000 (three hundred million) common shares without par value, held in the proportion of 50% by Aymoré CFI and 50% by Hyundai Capital.

On February 21, 2019, the authorization to operate granted by Bacen for the functioning of Banco Hyundai was published in the Federal Official Gazette. The Banco Hyundai starts operating on April, 2019.

On May 13, 2019, the Central Bank authorized Banco Santander to hold an indirect interest in a company to be incorporated under the name Hyundai Corretora de Seguros Ltda. Hyundai Corretora was incorporated on July 22, 2019, with the beginning of its operations subject to registration of the company as insurance brokerage with SUSEP.

k) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by Bacen on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by Bacen on January 22, 2019. The company started its operations on March 14, 2019.

Individual and Consolidated Financial Statements - June 30, 2019 8

3.5) Subsequent Event

On July 22, 2019, was legally incorporated the limited liability company Hyundai Corretora de Seguros Ltda. (Hyundai Insurance Brokerage). Hyundai Insurance Brokerage has a capital stock in the amount of R$2,000 divided into 2,000,000 (two million) quotas, with individual par value of R$1.00, fully subscribed and pending of payment, divided between its quotaholders Santander Corretora de Seguros, Investimentos e Serviços S.A. and Hyundai Capital Services, Inc. in the proportion of 50% to each.

4) Strategy

Banco Santander Brasil is the only international bank with scale in the country. The Banco Santander are convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. The actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, the purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

•	Increase customer preference and loyalty by offering targeted, simple, digital, innovative and high value-added products and services through a multi-channel platform.
•

Generate results in a sustainable and profitable manner, with greater revenue diversification, aiming to strike a balance between loans, funding and services, while maintaining a preemptive risk management approach and rigorous cost control.

•	Be disciplined with capital and liquidity to preserve the solidity, face regulatory changes and seize growth opportunities.
•	Achieve profitable market share gains through the robust portfolio, optimize the ecosystem and launch new ventures, consistently improving the customer experience.

Thebusiness model focused on enhancing customer service and strengthening loyalty continues to provide recurring earnings generation, with an outstanding level of profitability. In the first half of the year, the Banco Santander enjoyed consistent growth in thecustomer base, accompanied by profitable market share gains. These factors, allied to the strong capital and liquidity base, place in a prime position to capture market opportunities. The Banco Santander highlight the following accomplishments:

Named Best Bank in Brazil and Best Bank in Latin America in Euromoney’s 2019 Awards for Excellence.

Retail

•

Cards: themarket share reached 13.4% (+0.9 p.p. YoY, Source: Brazilian Central Bank, as of May/19.), while thetotal turnover expanded by 22% YoY in this quarter. The Banco Santander partnered with one of the leading online travel agencies in the nation to issue cards providing services and benefits to travelers. Regarding Santander’s credit plan for card customers, the Banco Santander are carrying out several actions to raise consumer awareness about this new alternative for installment payment purchases. Additionally, the Santander Way app totaled more than 6.9 million active customers and continues to receive high ratings in app stores. Moreover, it is worth noting that travel stores. Moreover, it is worth noting that travel insurance can now be purchased directly through the app, allowing for greater convenience. The AAdvantage® card continues to experience good customer acceptance and is running a campaign that offers extra miles when purchasing this product. All these initiatives stimulate turnover and customer loyalty.

•

Payroll Loans: the market share in the loan portfolio came to 10.5% (+1.2 p.p. YoY, Source: Brazilian Central Bank, as of May/19.). Digital channels, which saw a 78% rise in the number of contracts generated in twelve months, along with new agreements and differentiated offers, contribute to the customers’ financial management and are levers that support the growth.

•

Real Estate: the Banco Santander partnered with the biggest group of real estate portals in the country, offering a pioneering online property purchase experience, supporting customers from property selection to payment. Furthermore, the Banco Santander launched a joint campaign with a large retailer to present an appealing offer for mortgage loans, at competitive terms. As a result, the number of simulations has doubled over the previous month.

Agro

During the quarter, the Banco Santander participated in several industry fairs, including the biggest of them, Agrishow, where the Banco Santander put forward exclusive offers. In addition, the Banco Santander also continued to expand the agro-oriented stores, which saw the opening of another unit in the South region of Brazil. Thus, the Banco Santander now have a total of 24 stores in the country. Customer proximity is one of the factors that contributes to increasing the customer base and generating sustainable growth in the loan portfolio. In the issuance of agribusiness credit notes (“LCA”), the market share hit 9.2% (+2.7 p.p. YoY, Source: Brazilian Central Bank, as of May/19.).

Getnet

SuperGet’s offering, geared towards individuals and micro entrepreneurs, is already reflecting in a customer base increase, with 200 thousand new customers in the segment. This offer gives greater transparency to the customer relationships and puts in a competitive position to further expand the presence in this market niche. In the period, the Banco Santander launched split payments on Getnet’s digital platform, with the goal of improving payment management. The market share reached 11.5% (Source: ABECS - Acquirer Monitor, as of 1Q19, new criterion), while total revenue climbed by 11.2% YoY in 1S19.

SMEs

The Banco Santander announced a new service model with a differentiated offer for small entrepreneurs, Santander DUO, which unifies the individual and business accounts, putting it in the hands of just one manager with a single fee, including the 10-day interest-free benefit provided by Santander Master. Also, as a cross-sell opportunity, when opening a “MEI” (individual micro entrepreneur) account, the customer receives advantages in the acquisition of SuperGet. Themarket share in the loan portfolio came to 8.3% (+0.3 p.p. YoY, Source: Brazilian Central Bank, as of May/19.), leveraged by customer base growth and greater loyalty.

Strengthening leading businesses

Consumer Finance: the Banco Santander maintained the leadership in the sector, with a market share of 25.3% among individuals (+0.3 p.p. in twelve months, Source: Brazilian Central Bank, as of May/19. Market share in vehicles considering only individuals). This evolution is sustained by the innovative offers, partnerships and the quality of the commercial service.

Webmotors: the Cockpit tool allows the Banco Santander to be present throughout the value chain, potentiating the Webmotors, Consumer Finance and Bank offers. This quarter, the Banco Santander finished the implementation of this platform in 100% of the customer base, featuring CRM Smart as one of its functionalities, which is already enjoying good adherence among dealerships. It should be noted that this CRM brings the end customer closer, improving the possibility of sealing the deal, besides enabling after-sales management.

Santander Corporate & Investment Banking (SCIB)

Holds the leadership in:

Financial advisory for financing and concession auctions and finance structuring, according to ANBIMA (Financial Advisory - leadership since 2008, ANBIMA 2018).

Project Finance Advisory (MLA) in the Americas and Latam, according to Dealogic (Dealogic, as of 2018)

The FX market, according to the Brazilian Central Bank (Cumulative figures from January to June of 2019).

Innovation

My Pocket: a new functionality available in the Santander On in the Santander app, which helps customers better manage their financial lives, displaying monthly income and expenses by category. This is yet another initiative that reinforces the commitment to financial education and transparency with the customers.

New ventures

Ben, a company that operates in the benefits industry, continues to make strides in partnering with food merchants, now totaling 143,000 commercial establishments. In addition to that, the Banco Santander also underscore the volume of active cards, which exceeded 77,000 in June 2019.

Pi, the digital investment platform, continues to grow its product portfolio and currently offers around 180 fixed-income products. Moreover, this quarter the Banco Santander started distributing investment funds..

Customer loyalty

All the aforementioned initiatives contribute to improving theservice and experience. Customer recognition can be confirmed by the Net Promoter Score (NPS), which is already recording high levels: 59 points in this quarter, rising 8 points YoY.

The customer base keeps expanding at a solid pace, highlighted by the number of active customers, who have been growing for the last 49 consecutive months.

Sustainability

The Banco Santander are committed to eradicating the single-use plastic consumption by 2020. This quarter, the Bank initiated a gradual move to phase-out this material from its units, starting with administrative buildings.

Furthermore, the Bank took on the challenge of consuming renewable energy in 100% of its operations by 2025. This commitment will reach the service units throughout the country by the end of 2021 and all administrative buildings and data processing center by 2025.

Through the Prospera microcredit program, the Banco Santander have positioned ourselves as the market leader among private banks in this segment. The Banco Santander launched 47 PROSPERA units in the first half of the year, contributing to financial inclusion in the nation. In June 2019, its loan portfolio totaled R$ 929 million, advancing 83% YoY.

In Higher Education, considered an important lever for the customer base, besides the financial offer, the Banco Santander have a non-financial offer based on training, employment and entrepreneurship. The Banco Santander have awarded more than 15,100 scholarships in Brazil since 2015.

With the purpose of fostering financial education in the communities where the Banco Santander operate, the Banco Santander opened some branches on Saturdays during a six-week period to offer free financial guidance to the population.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

1)     Last updated May 31, 2019.

2)     Last updated June 05, 2019.

6) Corporate Governance

The Board of Directors of Banco Santander has met and resolved:

On July 22, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Condensed Consolidated Financial Statements of Banco Santander, prepared in accordance with the International Financial Reporting Standards (IFRS), respect to the period ended June 30, 2019.

On June 28, 2019, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$1 billion, for payment as of July 31, 2019, without any indexation.

On May 3, 2019, elect the members of the Audit Committee, for a one-year term, which shall extend until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2020 Ordinary Shareholders Meeting, the members of the Risk and Compliance Committee, the Sustainability Committee, the Nominating and Governance Committee and the Remuneration Committee for a new term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting.

On May 3, 2019, know the resignation of Mr. Marcelo Malanga, Officer without specific designation of Banco Santander; and to elect the members of the Executive Board of Banco Santander for a new term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting.

On April 30, 2019, approve the Annual Internal Audit Report for the year 2018 in compliance with Resolution 4588 of the Bacen.

On April 30, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Condensed Consolidated Financial Statements of Banco Santander, prepared in accordance with the International Financial Reporting Standards (IFRS), respect to the period ended March 31, 2019.

On March 27, 2019, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$1 billion, for payment as of April 29, 2019, without any indexation.

Individual and Consolidated Financial Statements - June 30, 2019 9

On March 27, 2019, to acknowledge the resignation of Mr. Fernando Carvalho Botelho de Miranda to the position of Officer without specific designation, as well as to approve the appointment of the following member to be part of the Board of Officers, as Officers without specific designation: Mr. Daniel Fantoni Assa; Mrs. Elita Vechin Pastorelo Ariaz; Mr. Franco Luigi Fasoli; Mr. Jran Paulo Kambourakis and Mr. Roberto Alexandre Borges Fischetti.

On March 20, 2019, to approve the 20-F Form of Banco Santander referred to the fiscal year ended December 31, 2018.

On February 25, 2019, to approve the Consolidated Financial Statements of Banco Santander referred to the fiscal year ended December 31, 2018, prepared in accordance with the International Financial Reporting Standards (IFRS).

On January 29, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, respect to the fiscal year ended December 31, 2018.

7) Risk Management

On February 23, 2017, Bacen published CMN Resolution n° 4,557, which provides for the risk and capital management structure (GIRC) and entered into force 180 days from the date of its publication. The resolution highlights the need to implement an integrated risk and capital management framework, definition of integrated stress testing program and Risk Appetite Statement (RAS), constitution of Risk Committee and appointment of director for management and director of capital. Banco Santander is continuously and progressively developing necessary actions aiming at adherence to the resolution. We haven´t identified relevant impacts resulting from this standard up to the date of publication of this note.

For further information, see explanatory note nº 35 of this publication.

Structure of Capital Management

Banco Santander’s structure of capital management has a robust governance framework that supports the process related to this theme and establishes the attributions of each teams involved. Furthermore, there is a clear definition that should be adopted to effective capital management. More details can be consult in “Structure Capital and Risk Management”, available on Investor Relations website.

Internal Audit

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit is a permanent function, independent of any other functions or units, whose objective is to provide the Management Body and the senior management with independent assurance on the quality and effectiveness of internal control, risk management (current or emerging) and governance processes and systems, thereby helping to protect the company’s value, solvency and reputation. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

In order to perform its duties and reduce coverage risks inherent to Banco Santander's activities, the Internal Audit area has internally developed tools that are updated when necessary. These include the risk matrix, used as a planning tool, prioritizing each unit’s risk level, considering, among others, its inherent risks, the last audit rating, level of compliance with recommendations and their size.  The work programs, which describe the audit tests to be performed, are reviewed periodically.

The Audit Committee and the Board of Directors favorably reviewed and approved the work plan of the Internal Audit for the year 2019

In the first semester of 2019, internal control procedures and controls on the information systems of the selected units were evaluated according to the work plan for the year, considering the effectiveness of the design and its operation. The Internal Audit informed the Audit Committee and the Board of Directors about the conclusions of the works done during that period, according to its annual plan.

8) People

The people are an essential element in the Organization. After all, it is they who think, project, develop, interact and build what the Banco Santander wants to be. This is why we invest in each of the 48.912 employees here in Brazil.

For the development of these people, the Corporate Academy - Academia Santander, works for a strong, transversal culture, allowing everyone, online and in person, to improve what they already know and explore new possibilities.

The Banco Santander supports leaders and managers so they are close and available. This action is based on three pillars: Feedback, Open Chat and Personalized Recognition, making alignment among all through recurrent and frank conversations, career guidance and special moments to reward team growth.

The Banco Santander values a diverse environment, where each competence and each difference is valued. Example is the Affinity Group, created to promote diversity and inclusion of all based on 5 pillars: Women's Leadership; Racial Equity; Disabled people; Diversity of Formations, Experiences and Generations and the LGBT + pillar. Another good example is our Talent Show, which this year reaches its 2nd edition. In it, we open space to know the most different performances and to explore the universe of abilities that exist here, allowing interaction and fraternization between the colleagues.

The result of all these actions is the high rate of engagement, as evidenced by two surveys that we conducted annually and which brought us excellent indicators. One of them points out that at least 91% of employees say they want to stay here for a long time. The Banco Santander believes that this satisfaction reflects positively on the interactions with the Clients, generating greater linkage, sustainable growth and investments in the Company, which leads the Banco Snatnder to be the best bank for all stakeholders.

Individual and Consolidated Financial Statements - June 30, 2019 10

9) Sustainable Development

Santander Brasil's Sustainability strategy is based on three pillars: (i) efficient and strategic use of Natural Capital; (ii) Potential Development; and (iii) Resilient and Inclusive Economy. The Bank's vision of the future, through these pillars, is to support Brazilian society in its transformation to Brazil of the 21st Century, maintaining excellence and responsibility in internal management, with ethical values as the basis and technology at the service of people and Business.

Banco Santander remained for the 9th consecutive year in the B³ (ISE) Business Sustainability Index portfolio and in 2019 was recognized by the Diversity EXAME Guide as the company of the year and the financial institution with the best practices of inclusion and diversity of the national market. Still in 2019, it received an AA rating (on an AAA-CCC scale) in the MSCI ESG Ratings assessment.

In the second half, Banco Santander disbursed R$417.6 million in Socio-environmental Business, with Prospera Santander Microcredit generated around R$947 million in production (82% more than the same period in 2018).

Through Santander Universities, Santander awarded more than 660 study grants in the first half of the year, from the Santander University-Business Program, where it contributes with a scholarship of R$700 to help the student to pay tuition and/or related costs and own programs , carried out directly with the Universities.

The Friend of Value Program allows Banco Santander, as well as employees and customers, to direct part of the income tax directly to the Child and Adolescent Rights Funds. In 2018, this program raised funds totaling more than R$13 million, which were directed to 67 projects in Brazil.

Additionally, for six weeks, some agencies were opened on Saturdays to offer free financial guidance to the population.

The Bank assumed the goal of consuming renewable energy in 100% of its operations by the year 2025. The commitment will reach the service units throughout the country by the end of 2021 and all administrative buildings and data processing center until 2025.

Also launched was the Plastic Free project whose initial objective is to reduce the consumption of quick-use plastic (cups and bottles) in our administrative buildings and by 2020 to impact all agencies.

10) Independent Audit

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with the Instruction of the Securities Commission 381/2003, Banco Santander informs that in the period ended June 30, 2019, PricewaterhouseCoopers did not provide services not related to the independent audit of the Financial Statements of Banco Santander and subsidiaries above 5% of total fees related to independent auditing services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include an evaluation of the work performed, covering any service that is not independent of the Financial Statements of Banco Santander and its subsidiaries. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. The acceptance and provision of professional services not related to the external audit in the period ended June 30, 2019 did not affect the independence and objectivity in conducting the external audits carried out in Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive

(Authorized at the Meeting of the Board of July 22, 2019).

Individual and Consolidated Financial Statements - June 30, 2019 11

(A free translation of the original in Portuguese)

www.pwc.com.br

Banco Santander (Brasil) S.A. Parent company and consolidated financial statements at June 30, 2019 and independent auditor's report

  BCOSANTANDER619RL-PAR.DOCX

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Opinion

We have audited the accompanying parent company financial statements of Banco Santander (Brasil) S.A. ("Bank"), which comprise the balance sheet as at June 30, 2019 and the income statements, statements of changes in stockholder’s equity and cash flows statements for the six-month period then ended, as well as the accompanying consolidated financial statements of Banco Santander (Brasil) S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheets as at June 30, 2019 and the consolidated income statements, statements of changes in stockholder’s equity and cash flows statements for the six-month period then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the parent company and consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and of Banco Santander (Brasil) S.A. and its subsidiaries as at June 30, 2019, and the financial performance and the cash flows, as well as the consolidated financial performance and cash flows, for the six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current six-month period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Our audit for the six-month period ended June 30, 2019 was planned and performed taking into consideration that the Bank and the Consolidated operations did not present significant changes compared to the prior year. In this context, the key audit matters and our audit approach remained mainly aligned with those of the prior year.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Allowance for loan losses (Note 3(i) and 8)

The estimation of the allowance for loan losses involves a high level of judgment by management. The establishment of the allowance for loan losses involves the assessment of several assumptions and internal and external factors, including default levels and guarantees of the portfolios, renegotiation policy, and the current and prospective economic scenarios. Accordingly, we focused again on this area in our audit.

This judgment considers several assumptions in the determination of the allowances. The allowance for loan losses is recorded in accordance with the regulatory requirements of the National Monetary Council (CMN) and the Brazilian Central Bank (BACEN), especially CMN Resolution 2,682, and is based on the analyses of outstanding receivables (overdue and not yet due), according to the internal policies that consider the establishment of credit ratings (risk classification). Likewise, it considers the expectation of realization of the loan portfolio, in addition to the requirement of current legislation, based on past experience, current scenario and future expectations, specific portfolio risks, and management's assessment of risks in the recording of the allowance.

We updated our understanding and tested the internal controls that are significant in the calculation and recognition of the allowance for loan losses, mainly including the following processes: (i) approval of the credit policy; (ii) credit analysis; (iii) credit granting and renegotiated transactions; (iv) attribution of rating considering the risk of the recoverable value of transactions; (v) processing and recording of provisions; (vi) reconciliation of accounting balances with the analytical position; and (vii) preparation of the notes to the financial statements.

We have also tested the integrity of the database used to calculate the allowance for loan losses, in addition to tests to verify the application of the calculation methodology for this allowance in relation to the ratings assigned, the assumptions consistency, as well as the comparison of the account balances with the analytical reports.

We consider that the criteria and assumptions that management adopted to determine and record the allowance for loan losses are consistent with those adopted in the prior year, and reasonable, in all material respects, in the context of the financial statements.

Recognition and recoverable value of tax credits (Notes 3(s), and 11)

The income tax and social contribution credits arising from temporary differences in the calculation bases of these taxes, as well as income tax and social contribution losses, are recognized in the books based on the expectation that future taxable profits will be available for their realization.

The expectation of tax credit realization is based on projections of future results that require judgment by management, including the use of assumptions.

Considering the subjectivity inherent to this process and the significance of the amounts involved, we focused again on this area in our audit.

We updated our understanding and tested the significant internal controls over the calculation of these tax credits, as well as the estimates of their recoverable value, in accordance with the applicable standards of CMN and BACEN.

We obtained an understanding and assessed the reasonableness of the critical assumptions included in financial projections and compared them with both external and internal data. We also performed tests regarding the mathematical accuracy of the amounts estimated. In addition, we compared the historical results projected with those actually obtained.

We performed tests to confirm the nature and amounts of the temporary differences and income tax and social contribution losses that could be deducted from the future tax bases with the assistance of our experts in the tax area.

We discussed with Management and the Audit Committee and confirmed the approval of the technical study that supports the realization of the tax credits by the appropriate management bodies.

We consider that the criteria and assumptions that management used to determine and record the aforementioned tax credits are reasonable, in all material respects, in the context of the financial statements.

Provisions for contingent liabilities (Notes 3(q) and 22)

The Bank and its subsidiaries are parties in legal and administrative tax, labor, and civil proceedings arising from the normal course of their business.

In general, these proceedings are terminated after a long period and involve not only discussions on merits, but also complex procedural aspects, in accordance with applicable legislation.

The decision to recognize a contingent liability and the measurement bases require the judgment of the Bank's management, which is periodically reassessed, including when preparing the financial statements, and considering new events. In these circumstances, we focused again on this area in our audit.

We updated our understanding and we tested the relevant internal controls over the identification and recording of contingent liabilities (tax, civil, and labor) and the disclosures in accompanying notes, including, among others, the internal controls related to the calculation template used to account for the provisions for labor and civil contingencies that are carried out under the historical average loss criteria for actions that are considered as common and similar in nature.

We tested the application of the mathematical models of historical average loss calculation, when applicable, related to labor and civil contingencies. We also tested the ongoing proceedings at the base date of the financial statements.

We performed confirmation procedures with the law firms responsible for the most significant judicial and administrative proceedings to confirm the assessment of the prognosis, also considering the new events that occurred during the six-month period, the completeness of the information, and the correct amount of the provisions.

With the support of our experts, we assessed the reasonableness of the estimate of loss in the significant new proceedings taking into account its individual progress as well as similar decisions taken, when applicable.

We consider that the criteria and assumptions that management adopted to determine and record the provisions for contingent liabilities are consistent with those adopted in the prior year, and reasonable, in all material respects, in the context of the financial statements.

Post-employment benefit plans (Notes 3(n) and 34)

The Bank and its subsidiaries have post-employment defined benefit plans arising from existing plans in institutions acquired in former years, whose amounts are significant in the context of the financial statements. They involve the need to use an adequate database and the establishment of assumptions with a high degree of subjectivity, such as discount, inflation, and mortality rates.

We focused again on this area in our audit because changes in assumptions may result in significant impacts on the obligations related to defined benefit plans.

We updated our understanding of the methodologies of the effective plans and the corresponding amendments during the year as well as the methodologies and judgments used by management to determine the assumptions applied in the calculation of the obligations in comparison with market parameters and effective accounting practices.

We updated our understanding and tested the significant internal controls that involve the recording and measurement of liabilities arising from post-employment benefit plans. Among others, our tests considered the controls related to the completeness and adequacy of the databases, the existence and correct amount of the assets of the benefit plans, and the approval of assumptions considered in the actuarial calculations.

We confirmed the consistency of the most significant assumptions adopted in the actuarial calculations with those adopted in the last annual actuarial assessment and evaluated the reasonableness of the changes in assumptions made by management.

Also, on a sample basis, we tested the existence and the recalculation of the fair value of the plan assets.

We consider that the criteria and assumptions that management adopted to determine the provision for post-employment benefit plans are reasonable, in all material respects, in the context of the financial statements.

Measurement of the fair value of certain financial instruments and derivatives with low liquidity and without an active market (Notes 3(g), 3(h) and 6)

In our audit, we focused again on the measurement of the fair value of financial instruments with low liquidity and no active market due to its significance in the context of the financial statements and the involvement of a high level of judgment by management, since a portion of these instruments depend on valuation techniques carried out through internal models, which are based on certain assumptions for the valuation of instruments with low liquidity and without an active market and/or observable data. These financial instruments with low liquidity and no active market mostly comprise derivative contracts and investments in certain government and private securities.

We updated our understanding and tested the significant internal controls that involve the measurement, recognition, and disclosure of the fair value of financial instruments and derivatives.

With the assistance of our experts in the pricing of financial instruments, we updated our understanding of the pricing calculation methodologies, analyzed the reasonableness of the assumptions used by management to prepare pricing curves and internal models, and also verified the alignment of these assumptions and models with the practices adopted in the market.

We performed independent valuation tests of certain transactions, selected on sampling basis.

We consider that the criteria and assumptions adopted by management to measure the fair value of these financial instruments and derivatives are reasonable, taking into account market practices as well as effective accounting practices.

Information technology environment (Note 35(c))

The Bank has a business environment that is highly dependent on technology, requiring a complex infrastructure to support the high volume of transactions processed daily in its several systems.

The risks inherent to information technology, associated with deficiencies in processes and controls that support the processing of the technology systems, considering the legacy systems and existing technology environments, could result in the incorrect processing of critical information, including those used in the preparation of the financial statements. Therefore, we decided to focus again on this area in our audit.

With the assistance of our system experts, we updated our evaluation of the design and tested the operating effectiveness of the controls related to the management of the information technology environment, including the compensating controls established, when applicable.

The procedures carried out involved the combination of the control tests, and, when applicable, the testing of compensating controls, as well as the testing of the key processes related to information security, the development and maintenance of systems, and the operation of computers related to the infrastructure that supports the Bank's business.

As a result of this work, we considered that the technology environment processes and controls provided a reasonable basis to determine the nature, timing and extent of our audit procedures in relation to the financial statements.

Individual and Consolidated Financial Statements - June 30, 2019 13

Other matters

Statements of value added

The parent company and consolidated statements of value added for the six-month period ended June 30, 2019, prepared under the responsibility of the Bank's management and presented as supplementary information for purposes of the BACEN, were submitted to audit procedures executed in conjunction with the audit of the Bank's financial statements. The presentation of this statement is required by the Brazilian corporate legislation for listed companies. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Added Value". In our opinion, these statements of value added have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank's management is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Individual and Consolidated Financial Statements - June 30, 2019 14

Those charged with governance are responsible for overseeing the financial reporting process of the Bank and its subsidiaries.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•      Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•      Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

•      Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•      Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as a going concern.

•      Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether these parent company and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•      Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on these financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Individual and Consolidated Financial Statements - June 30, 2019 15

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current six-month period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, July 23, 2019

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Contador CRC 1SP127241/O-0

Individual and Consolidated Financial Statements - June 30, 2019 16

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS
In thousands of Brazilian Real - R$, unless otherwise stated.

		Bank		Consolidated
	Notes	06/30/2019	06/30/2018	06/30/2019	06/30/2018

Current Assets		518,813,691	445,606,826	550,686,119	477,039,528
Cash	4	13,239,305	11,517,424	13,335,575	11,884,321
Interbank Investments	5	69,807,408	76,505,416	38,449,315	52,907,091
Money Market Investments		31,406,536	40,289,675	31,406,536	40,289,675
Interbank Deposits		34,731,387	26,634,375	3,372,744	3,035,406
Foreign Currency Investments		3,669,485	9,581,366	3,670,035	9,582,010
Securities and Derivative Financial Instruments	6	69,158,772	81,489,083	85,478,245	93,278,964
Own Portfolio		44,004,889	24,488,727	52,370,130	36,142,404
Subject to Repurchase Commitments		17,124,075	48,501,138	12,107,476	38,079,816
Derivative Financial Instruments		3,571,045	6,930,424	12,559,632	13,870,394
Deposited in the Central Bank		7,150	6,421	7,150	64,301
Privatization Currencies		542	740	542	740
Pledged in Guarantees		945,980	1,561,633	4,928,224	5,121,309
Securities Obtained from Commitments with Free Mover		3,505,091	-	3,505,091	-
Interbank Accounts	7	85,535,005	78,923,626	94,565,314	90,429,473
Payments and Receipts Pending Settlement		11,146,158	9,889,456	19,693,161	20,989,075
Restricted Deposits:		74,364,025	68,999,075	74,857,621	69,421,123
Central Bank Deposits		74,364,024	68,993,634	74,857,620	69,415,682
National Housing System (SFH)		1	5,441	1	5,441
Interbank Transfers		10,290	15,820	-	-
Correspondents		14,532	19,275	14,532	19,275
Lending Operations	8	97,534,660	82,728,461	124,677,485	107,122,473
Public Sector		3,361	4,415	3,361	4,415
Private Sector		101,228,459	86,548,135	129,294,633	111,695,867
Lending Operations Assignment		-	-	-	62,649
(Allowance for Loan Losses)	8.f	(3,697,160)	(3,824,089)	(4,620,509)	(4,640,458)
Leasing Operations	8	-	-	1,195,711	1,272,714
Private Sector		-	-	1,217,903	1,295,869
(Allowance for Lease Losses)	8.f	-	-	(22,192)	(23,155)
Other Receivables		181,978,876	112,994,832	191,030,082	118,125,389
Credits for Avals and Sureties Honored		18,695	86,834	18,695	86,834
Foreign Exchange Portfolio	9	123,175,872	62,449,630	123,175,872	62,449,630
Income Receivable		1,970,847	2,274,800	2,022,913	1,759,744
Trading Account	10	1,220,239	482,476	4,695,651	1,001,741
Deferred Taxes	11	6,912,254	7,502,416	7,944,956	8,217,342
Others	12	49,104,992	40,788,308	53,661,974	45,268,830
(Allowance for Other Receivables Losses)	8.f	(424,023)	(589,632)	(489,979)	(658,732)
Other Assets		1,559,665	1,447,984	1,954,392	2,019,103
Other Assets		1,255,526	1,083,423	1,614,611	1,510,684
(Allowance for Valuation)		(163,652)	(291,296)	(337,921)	(343,451)
Prepaid Expenses		467,791	655,857	677,702	851,870

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements - June 30, 2019 17

			Bank		Consolidated
	Notes	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Long-Term Assets		254,878,614	250,616,119	273,031,889	251,260,807
Interbank Investments	5	28,506,389	29,116,462	449,376	387,512
Interbank Deposits		28,506,389	29,116,462	449,376	387,512
Securities and Derivative Financial Instruments	6	113,367,537	102,059,619	117,512,630	94,137,649
Own Portfolio		27,722,775	21,299,409	29,177,137	21,960,720
Subject to Repurchase Commitments		58,263,216	62,928,628	58,263,216	52,552,759
Derivative Financial Instruments		8,263,081	4,882,785	8,292,038	4,942,571
Deposited with the Central Bank		2,032,805	1,879,096	2,032,805	1,879,096
Privatization Currencies		597	999	597	999
Pledged in Guarantees		15,990,371	9,937,412	18,652,145	11,670,214
Securities Obtained from Commitments with Free Mover		1,094,692	1,131,290	1,094,692	1,131,290
Interbank Accounts	7	284,206	265,764	284,206	265,764
Restricted Deposits:		284,206	265,764	284,206	265,764
National Housing System (SFH)		284,206	265,764	284,206	265,764
Lending Operations	8	80,883,784	85,102,661	115,404,157	114,672,423
Public Sector		833,743	290,587	833,743	290,587
Private Sector		91,809,163	96,206,498	127,446,098	126,605,634
Lending Operations Related to Assignment		-	-	-	-
(Allowance for Loan Losses)	8.f	(11,759,122)	(11,394,424)	(12,875,684)	(12,223,798)
Leasing Operations	8	-	-	1,426,130	1,258,624
Public Sector		-	-	269	-
Private Sector		-	-	1,473,725	1,309,338
(Allowance for Lease Losses)	8.f	-	-	(47,864)	(50,714)
Other Receivables		31,480,651	33,549,966	37,496,375	39,903,564
Receivables for Guarantees Honored		278,811	403,735	278,811	403,735
Foreign Exchange Portfolio	9	918,631	3,486,161	918,631	3,486,161
Income Receivable		149,971	165,099	149,971	165,099
Deferred Taxes	11	17,731,728	17,696,948	20,279,142	20,344,286
Others	12	12,722,623	12,199,301	16,304,694	16,003,485
(Allowance for Other Receivables Losses)	8.f	(321,113)	(401,278)	(434,874)	(499,202)
Other Assets		356,047	521,647	459,015	635,271
Temporary Assets		1,622	1,622	1,631	1,631
(Allowance for Losses)		(1,622)	(1,622)	(1,631)	(1,631)
Prepaid Expenses		356,047	521,647	459,015	635,271

Permanent Assets		33,796,175	28,339,591	12,539,577	10,770,777
Investments		24,241,819	19,388,047	352,079	298,697
Investments in Affiliates and Subsidiaries:	14	24,221,052	19,367,222	331,301	277,837
Domestic		20,797,847	15,892,224	331,301	277,837
Foreign		3,423,205	3,474,998	-	-
Other Investments		45,064	45,351	50,286	50,964
(Allowance for Losses)		(24,297)	(24,526)	(29,508)	(30,104)
Fixed Assets	15	5,994,912	5,661,377	6,806,749	6,345,521
Real Estate in Use		2,466,848	2,490,789	2,752,408	2,691,175
Others Fixed Assets		13,122,924	11,846,302	14,532,842	13,089,156
(Accumulated Depreciation)		(9,594,860)	(8,675,714)	(10,478,501)	(9,434,810)
Intangible Assets	16	3,559,444	3,290,167	5,380,749	4,126,559
Goodwill		26,419,016	26,419,016	29,106,874	27,899,414
Others Intangible Assets		9,786,888	8,902,538	10,507,444	9,486,098
(Accumulated Amortization)		(32,646,460)	(32,031,387)	(34,233,569)	(33,258,953)
Total Assets		807,488,480	724,562,536	836,257,585	739,071,112

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements - June 30, 2019 18

			Bank		Consolidated
	Notes	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Current Liabilities		551,050,859	484,310,394	569,016,596	488,040,495
Deposits	17.a	206,675,660	181,626,788	203,970,799	178,365,269
Demand Deposits		20,702,993	17,280,179	20,521,469	17,369,253
Savings Deposits		46,574,515	42,570,994	46,574,515	42,570,994
Interbank Deposits		5,253,506	6,350,438	2,969,669	3,649,296
Time Deposits		134,144,646	115,425,177	133,898,918	114,771,443
Other Deposits		-	-	6,228	4,283
Money Market Funding	17.b	88,880,791	129,821,578	84,106,885	114,400,258
Own Portfolio		74,684,943	111,201,854	69,911,037	100,780,476
Third Parties		7,001,131	17,274,900	7,001,131	12,274,957
Linked to Trading Portfolio Operations		7,194,717	1,344,824	7,194,717	1,344,825
Funds from Acceptance and Issuance of Securities	17.c	45,145,066	34,301,909	47,345,049	36,018,745
Exchange Acceptances		-	-	671,678	596,685
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		40,651,895	31,088,981	42,213,830	32,209,132
Securities Issued Abroad		3,353,465	1,760,065	3,319,835	1,760,065
Funding by Structured Operations Certificates		1,139,706	1,452,863	1,139,706	1,452,863
Interbank Accounts	7	1,823,250	1,534,258	2,103,507	1,731,662
Receipts and Payments Pending Settlement		1,683,753	1,393,747	1,964,010	1,591,151
Interbank Transfers		-	-	-	-
Correspondents		139,497	140,511	139,497	140,511
Interbank Accounts		3,173,039	2,854,073	3,173,039	2,854,073
Third-Party Funds in Transit		3,169,302	2,852,944	3,169,302	2,852,944
Internal Transfers of Assets		3,737	1,129	3,737	1,129
Borrowings	17.e	48,837,281	39,169,376	46,484,860	37,952,795
Local Borrowings - Other Institutions		-	-	44,314	43,670
Foreign Borrowings		48,837,281	39,169,376	46,440,546	37,909,125
Domestic Onlendings - Official Institutions	17.e	3,810,009	2,397,258	3,810,009	2,397,258
National Economic and Social Development Bank (BNDES)		1,580,886	1,258,287	1,580,886	1,258,287
Federal Savings and Loan Bank (CEF)		78,956	3,413	78,956	3,413
National Equipment Financing Authority (FINAME)		1,909,385	976,144	1,909,385	976,144
Other Institutions		240,782	159,414	240,782	159,414
Derivative Financial Instruments	6	3,036,001	5,670,093	12,073,234	12,648,861
Derivative Financial Instruments		3,036,001	5,670,093	12,073,234	12,648,861
Other Payables		149,669,762	86,935,061	165,949,214	101,671,574
Collected Taxes and Other		1,678,307	1,421,840	1,707,877	1,447,734
Foreign Exchange Portfolio	9	120,740,999	56,596,809	120,740,999	56,596,809
Social and Statutory		1,301,880	1,042,580	1,348,000	1,077,993
Tax and Social Security	18	3,311,360	571,134	4,346,279	1,126,503
Trading Account	10	376,143	713,581	4,082,389	1,718,671
Subordinated Debt	19	-	-	-	-
Debt Instruments Eligible to Compose Capital	20	162,529	112,990	162,529	112,990
Others	21	22,098,544	26,476,127	33,561,141	39,590,874

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements - June 30, 2019 19

			Bank		Consolidated
	Notes	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Long-Term Liabilities		185,665,169	176,642,353	195,194,699,316	185,207,065
Deposits	17.a	65,334,855	65,323,760	64,284,720	63,388,817
Interbank Deposits		302,100	970,717	882,801	549,590
Time Deposits		65,032,755	64,353,043	63,401,919	62,839,227
Money Market Funding	17.b	18,496,247	18,754,581	18,408,964	18,754,580
Own Portfolio		111,530	217,820	24,247	217,820
Linked to Trading Portfolio Operations		18,384,717	18,536,761	18,384,717	18,536,760
Funds from Acceptance and Issuance of Securities	17.c	38,599,322	38,079,698	40,802,134	41,026,367
Exchange Acceptances		-	-	834,422	669,354
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		32,905,217	33,961,052	35,014,834	36,238,367
Securities Issued Abroad		3,803,891	3,318,964	3,062,664	3,318,964
Funding by Structured Operations Certificates		1,890,214	799,682	1,890,214	799,682
Borrowings	17.e	1,993,319	8,529,028	2,019,525	8,606,232
Local Borrowings - Other Institutions		-	-	26,206	77,204
Foreign Borrowings		1,993,319	8,529,028	1,993,319	8,529,028
Domestic Onlendings - Official Institutions	17.e	8,679,902	11,931,370	8,679,902	11,931,370
National Economic and Social Development Bank (BNDES)		5,301,244	6,557,987	5,301,244	6,557,987
Federal Savings and Loan Bank (CEF)		73,013	81,508	73,013	81,508
National Equipment Financing Authority (FINAME)		3,305,645	5,290,466	3,305,645	5,290,466
Other Institutions		-	1,409	-	1,409
Derivative Financial Instruments	6	10,406,503	5,064,745	10,711,907	5,144,288
Derivative Financial Instruments		10,406,503	5,064,745	10,711,907	5,144,288
Other Payables		42,155,021	28,959,171	49,792,164	36,355,411
Foreign Exchange Portfolio	9	761,304	2,256,051	761,304	2,256,051
Tax and Social Security	18	3,717,936	1,747,755	4,220,387	2,144,089
Debt Instruments Eligible to Compose Capital	20	9,510,516	9,722,041	9,510,516	9,722,041
Others	21	28,165,265	15,233,324	35,299,957	22,233,230

Deferred Income		232,650	291,144	279,781	422,983
Deferred Income		232,650	291,144	279,781	422,983

Stockholders' Equity	23	70,539,802	63,318,645	70,501,769	63,324,763
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		109,479	95,122	111,035	97,696
Profit Reserves		14,492,891	8,645,598	14,449,434	8,649,142
Adjustment to Fair Value		(447,760)	(2,065,184)	(443,892)	(2,065,184)
Retained Earnings		-	-	-	-
(-) Treasury Shares		(614,808)	(356,891)	(614,808)	(356,891)

Non Controlling Interest	23.f	-	-	1,760,123	2,075,806

Total Stockholders' Equity		70,539,802	63,318,645	72,261,892	65,400,569

Total Liabilities		807,488,480	724,562,536	836,257,585	739,071,112

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements - June 30, 2019 20

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
INCOME STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.
			Bank		Consolidated
	Notes	01/01 to 06/30/2019	01/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Income Related to Financial Operations		34,007,282	36,018,824	38,580,561	39,604,937
Loan Operations		19,122,351	21,904,252	25,319,639	28,171,391
Leasing Operations		-	-	139,460	175,341
Securities Transactions	6.a	13,125,385	15,016,557	11,532,740	12,423,693
Derivatives Transactions		(3,026,391)	(3,735,939)	(3,290,429)	(4,010,089)
Foreign Exchange Operations		2,770,793	1,020,491	2,850,804	1,016,717
Operations of Sale or Transfer of Financial Assets		-	6,771	-	9,762
Compulsory Deposits		2,015,144	1,806,692	2,028,347	1,818,122
Expenses on Financial Operations		(20,475,467)	(29,295,375)	(21,530,150)	(30,239,891)
Funding Operations Market	17.d	(13,774,151)	(16,184,406)	(13,713,011)	(15,498,229)
Borrowings and Onlendings Operations		(1,481,904)	(7,498,808)	(1,426,854)	(8,107,708)
Leasing Operations		-	(6)	-	-
Operations of Sale or Transfer of Financial Assets		(17,383)	(138,268)	(31,691)	(143,494)
Allowance for Loan Losses	8.f	(5,202,029)	(5,473,887)	(6,358,594)	(6,490,460)
Gross Income Related to Financial Operations		13,531,815	6,723,449	17,050,411	9,365,046

Other Operating Revenues (Expenses)		(3,389,366)	(2,618,242)	(5,671,040)	(4,462,946)
Banking Service Fees	26	5,073,687	4,595,073	6,699,838	6,044,776
Income Related to Bank Charges	26	2,169,623	1,996,314	2,483,927	2,364,049
Personnel Expenses	27	(3,285,744)	(3,366,665)	(3,705,827)	(3,694,757)
Other Administrative Expenses	28	(4,987,157)	(4,486,726)	(5,862,686)	(5,216,345)
Tax Expenses	29	(1,592,902)	(1,039,769)	(2,313,121)	(1,512,092)
Investments in Affiliates and Subsidiaries	14	1,609,047	1,288,129	21,720	8,999
Other Operating Revenues	30	2,178,461	2,765,199	2,579,475	3,078,902
Other Operating Expenses	31	(4,554,381)	(4,369,797)	(5,574,366)	(5,536,478)
Operating Income		10,142,449	4,105,207	11,379,371	4,902,100

Non-Operating Income	32	14,596	20,995	(111,382)	27,276

Income Before Taxes on Income and Profit Sharing		10,157,045	4,126,202	11,267,989	4,929,376
Income Tax and Social Contribution	33	(2,443,720)	2,505,015	(3,336,392)	1,936,078
Provision for Income Tax		(1,279,541)	(13,134)	(2,115,525)	(373,932)
Provision for Social Contribution Tax		(769,665)	4,123	(1,151,350)	(233,043)
Deferred Tax Credits		(394,514)	2,514,026	(69,517)	2,543,053
Profit Sharing		(841,678)	(839,779)	(925,262)	(900,141)
Non Controlling Interest	23.f	-	-	(181,163)	(173,367)
Net Income		6,871,647	5,791,438	6,825,172	5,791,946

Number of Shares (Thousands)	23.a	7,468,079	7,476,701
Net Income per Thousand Shares (R$)		920.14	774.60

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements - June 30, 2019 21

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total
Balances as of December 31, 2017		57,000,000	172,398	2,505,285	1,548,875	1,030,563	89,648	(2,704,383)	-	(148,440)	59,493,946
Employee Benefit Plans		-	-	-	-	-	-	342,970	-	-	342,970
Treasury Shares		-	-	-	-	-	-	-	-	(208,426)	(208,426)
Result of Treasury Shares	23.d	-	(8,112)	-	-	-	-	-	-	-	(8,112)
Reservations for Share - Based Payment		-	(69,164)	-	-	-	-	-	-	-	(69,164)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(790,906)	(33,076)	-	-	-	(823,982)
Net Income		-	-	-	-	-	-	-	5,791,438	-	5,791,438
Allocations:
Legal Reserve	24.c	-	-	289,572	-	-	-	-	(289,572)	-	-
Dividends	24.b	-	-	-	-	-	-	-	(600,000)	-	(600,000)
Interest on Capital	23.b	-	-	-	-	-	-	-	(600,000)	-	(600,000)
Reserve for Dividend Equalization	24.c	-	-	-	4,301,866	-	-	-	(4,301,866)	-	-
Balances as of June 30, 2018		57,000,000	95,122	2,794,857	5,850,741	239,657	56,572	(2,361,413)	-	(356,866)	63,318,670
Changes in the Semester		-	(77,276)	289,572	4,301,866	(790,906)	(33,076)	342,970	-	(208,426)	3,824,724

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements - June 30, 2019 22

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - BANK
In thousands of Brazilian Real - R$, unless otherwise stated.
				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total
Balances as of December 31, 2018		57,000,000	140,707	3,113,605	6,506,949	1,885,972	114,491	(3,071,043)	-	(461,432)	65,229,249
Employee Benefit Plans		-	-	-	-	-	-	(801,683)	-	-	(801,683)
Treasury Shares		-	-	-	-	-	-	-	-	(151,848)	(151,848)
Treasury Shares Result	23.d	-	3,898	-	-	-	-	-	-	-	3,898
Reservations for Share - Based Payment		-	(35,126)	-	-	-	-	-	-	-	(35,126)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	1,445,346	(20,843)	-	-	-	1,424,503
Restructuring of Capital		-	-	-	-	-	-	-	-	(1,528)	(1,528)
Net Income		-	-	-	-	-	-	-	6,871,647	-	6,871,647
Allocations:
Interest on Capital	23.b	-	-	-	-	-	-	-	(2,000,000)	-	(2,000,000)
Others		-	-	-	-	-	-	-	690	-	690
Balances as of June 30, 2019		57,000,000	109,479	3,457,187	11,035,704	3,331,318	93,648	(3,872,726)	-	(614,808)	70,539,802
Changes in the Period		-	(31,228)	343,582	4,528,755	1,445,346	(20,843)	(801,683)	-	(153,376)	5,310,553

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements - June 30, 2019 23

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - CONSOLIDATED
In thousands of Brazilian Real - R$, unless otherwise stated.
				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity
Balances as of December 31, 2017		57,000,000	174,616	2,505,286	1,552,664	1,030,563	89,648	(2,704,383)	-	(148,440)	59,499,954	1,896,692	61,396,646
Employee Benefit Plans		-	-	-	-	-	-	342,970	-	-	342,970	-	342,970
Treasury Shares		-	-	-	-	-	-	-	-	(208,426)	(208,426)	-	(208,426)
Result of Treasury Shares		-	(8,112)	-	-	-	-	-	-	-	(8,112)	-	(8,112)
Reservations for Share - Based Payment		-	(68,808)	-	-	-	-	-	-	-	(68,808)	-	(68,808)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(790,906)	(33,076)	-	-	-	(823,982)	-	(823,982)
Restructuring of Capital		-	-	-	-	-	-	-	-	(25)	(25)	-	(25)
Net Income		-	-	-	-	-	-	-	5,791,946	-	5,791,946	-	5,791,946
Allocations:
Legal Reserve	23.c	-	-	289,572	-	-	-	-	(289,572)	-	-	-	-
Dividends	23.c	-	-	-	-	-	-	-	(600,000)	-	(600,000)	-	(600,000)
Interest on Capital	23.b	-	-	-	-	-	-	-	(600,000)	-	(600,000)	-	(600,000)
Reserve for Dividend Equalization	23.c	-	-	-	4,301,620	-	-	-	(4,302,374)	-	(754)	-	(754)
Non Controlling Interest Results	23.f	-	-	-	-	-	-	-	-	-	-	173,367	173,367
Others		-	-	-	-	-	-	-	-	-	-	5,747	5,747
Balances as of June 30, 2018		57,000,000	97,696	2,794,858	5,854,284	239,657	56,572	(2,361,413)	-	(356,891)	63,324,763	2,075,806	65,400,569
Changes in the Semester		-	(76,920)	289,572	4,301,620	(790,906)	(33,076)	342,970	-	(208,451)	3,824,809	179,114	4,003,923

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements - June 30, 2019 24

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity
Balances as of December 31, 2018		57,000,000	142,414	3,113,606	6,509,735	1,885,972	114,491	(3,071,043)	-	(461,432)	65,233,743	2,069,929	67,303,672
Employee Benefit Plans		-	-	-	-	-	-	(801,683)	-	-	(801,683)	-	(801,683)
Treasury Shares		-	-	-	-	-	-	-	-	(151,848)	(151,848)	-	(151,848)
Result of Treasury Shares		-	3,898	-	-	-	-	-	-	-	3,898	-	3,898
Reservations for Share - Based Payment		-	(35,277)	-	-	-	-	-	-	-	(35,277)	-	(35,277)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	1,445,346	(20,843)	-	-	-	1,424,503	-	1,424,503
Restructuring of Capital		-	-	-	-	-	-	-	-	(1,528)	(1,528)	-	(1,528)
Net Income		-	-	-	-	-	-	-	6,825,174	-	6,825,174	-	6,825,174
Allocations:
Legal Reserve	23.c	-	-	343,582	-	-	-	-	(343,582)	-	-	-	-
Dividends	23.b	-	-	-	-	-	-	-	-	-	-	-	-
Interest on Capital	23.b	-	-	-	-	-	-	-	(2,000,000)	-	(2,000,000)	-	(2,000,000)
Reserve for Dividend Equalization	23.c	-	-	-	4,528,755	-	-	-	(4,528,755)	-	-	-	-
Non Realized Gains		-	-	-	(46,244)	-	3,868	-	46,481	-	4,105	-	4,105
Non Controlling Interest Results	23.f	-	-	-	-	-	-	-	-	-	-	181,163	181,163
Others		-	-	-	-	-	-	-	682	-	682	(490,969)	(490,287)
Balances as of June 30, 2019		57,000,000	111,035	3,457,188	10,992,246	3,331,318	97,516	(3,872,726)	-	(614,808)	70,501,769	1,760,123	72,261,892
Changes in the Semester		-	(31,379)	343,582	4,482,511	1,445,346	(16,975)	(801,683)	-	(153,376)	5,268,026	(309,806)	4,958,220

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements - June 30, 2019 25

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
CASH FLOW STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.
		Bank		Consolidated
	Notes	01/01 to 06/30/2019	01/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Operational Activities
Net Income		6,871,647	5,791,438	6,825,172	5,791,946
Adjustment to Net Income		4,741,423	6,251,471	7,830,085	8,999,218
Allowance for Loan Losses	8.f	5,202,029	5,473,887	6,358,594	6,490,460
Provision for Legal Proceedings and Administrative and Legal Obligations	22.c	885,513	773,041	989,409	825,148
Monetary Adjustment of Provision for Legal Proceedings and Administrative and Legal Obligations	22.c	249,482	506,602	304,253	594,396
Deferred Tax Credits and Liabilities		(67,736)	(2,100,252)	(329,233)	(2,133,740)
Equity in Affiliates and Subsidiaries	14	(1,609,047)	(1,288,129)	(21,720)	(8,999)
Depreciation and Amortization	28	1,078,880	981,025	1,351,054	1,242,880
Recognition (Reversal) Allowance for Other Assets Losses	33	1,714	14,675	119,930	10,574
Gain (Loss) on Sale of Other Assets	32	(6,573)	(50,567)	(1,111)	(40,248)
Gain (Loss) on Sale of Investments	32	-	-	(4,369)	(8,588)
Provision for Financial Guarantees	30 and 31	(25,482)	(105,590)	(25,482)	(105,590)
Monetary Adjustment of Escrow Deposits	30	(287,940)	(274,784)	(330,032)	(336,075)
Recoverable Taxes	30	(34,525)	(87,996)	(52,685)	(113,559)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		7,952	(1,068)	7,952	(1,068)
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(704,062)	2,119,334	(704,062)	2,119,334
Others		51,083	(14,571)	167,452	158,429
Changes on Assets and Liabilities		(2,720,863)	(117,450)	(5,026,894)	(2,131,911)
Decrease (Increase) in Interbank Investments		8,808,901	(12,801,420)	10,614,238	(6,372,026)
Decrease (Increase) in Securities and Derivative Financial Instruments		(2,580,253)	1,594,162	(2,929,688)	(18,825,502)
Decrease (Increase) in Lending and Leasing Operations		(14,563,468)	(16,656,690)	(19,078,046)	(23,010,167)
Decrease (Increase) in Deposits on Central Bank of Brazil		(4,738,229)	(6,609,527)	(4,754,793)	(6,634,212)
Decrease (Increase) in Other Receivables		(18,111,539)	5,530,407	(21,752,667)	4,496,772
Decrease (Increase) in Other Assets		166,065	(309,069)	158,640	(328,535)
Net Change on Other Interbank and Interbranch Accounts		244,404	(3,043,239)	3,874,250	(1,510,354)
Increase (Decrease) in Deposits		12,924,073	16,982,485	16,183,275	38,221,943
Increase (Decrease) in Money Market Funding		(29,573,142)	5,868,717	(29,303,735)	3,192,821
Increase (Decrease) in Borrowings		15,689,628	9,662,670	14,997,468	9,495,640
Increase (Decrease) in Other Liabilities		29,782,927	311,292	28,857,765	856,288
Increase (Decrease) in Change in Deferred Income		(32,327)	(62,070)	(57,264)	(88,404)
Income Tax Recovered/(Paid)		(737,903)	(585,168)	(1,836,337)	(1,626,175)
Net Cash Provided by (Used in) Operational Activities		8,892,207	11,925,459	9,628,363	12,659,253
Investing Activities
Increase in Equity at Affiliates and Subsidiaries	14	(705,999)	(187,000)	-	-
Purchase of Investment		-	(200)	-	(289)
Purchase of Fixed Assets		(670,106)	(487,211)	(943,473)	(599,330)
Purchase of Intangible Assets		(563,077)	(178,233)	(641,861)	(217,477)
Net Cash Received on Sale/Reduction of Investments		-	1,405	4,800	10,305
Acquisition of Minority Residual Interest in Subsidiary	36.b	(1,291,630)	-	(1,291,630)	-
Acquisition of Affiliates, less Net Cash in acquisition	36.f	-	(111,224)	-	(111,224)
Proceeds from Assets not in Use		284,554	145,341	296,277	195,995
Proceeds from Property for Own Use		14,288	103,196	22,143	125,345
Dividends and Interest on Capital Received		1,136,676	592,885	52,807	63,269
Net Cash Provided by (Used in) Investing Activities		(1,795,294)	(121,041)	(2,500,937)	(533,404)
Financing Activities
Purchase of Own Share	23.d	(151,848)	(208,426)	(151,848)	(208,426)
Issuance of Long - Term Emissions		29,246,867	35,259,838	30,590,223	36,453,711
Long - Term Payments		(26,234,584)	(40,764,759)	(27,402,237)	(41,643,656)
Subordinated Debts - Payments		(9,924,747)	(544,566)	(9,924,747)	(544,566)
Debt Instruments Eligible to Compose Capital - Payments		(328,892)	(318,659)	(328,892)	(318,659)
Dividends and Interest on Capital Paid		(5,188,878)	(4,935,666)	(5,317,302)	(5,012,880)
Increase (decrease) in Minority Interest		-	-	(277,510)	(138,588)
Capital Increase in Controlled Companies Held by Minority Interest		-	-	100,000	98,000
Net Cash Provided by (Used in) Financing Activities		(12,582,082)	(11,512,238)	(12,712,313)	(11,315,064)
Exchange Variation on Cash and Cash Equivalents		(7,952)	1,068	(7,952)	1,068
Increase (Decrease) in Cash and Cash Equivalents		(5,493,121)	293,248	(5,592,839)	811,853
Cash and Cash Equivalents at the Beginning of Period	4	25,854,948	22,664,381	25,285,982	22,513,317
Cash and Cash Equivalents at the End of Period	4	20,361,827	22,957,629	19,693,143	23,325,170

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements - June 30, 2019 26

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED
In thousands of Brazilian Real - R$, unless otherwise stated.
		Bank				Consolidated
		01/01 to 06/30/2019		01/01 to 06/30/2018		01/01 to 06/30/2019		01/01 to 06/30/2018
	Notes
Income Related to Financial Operations		34,007,282		36,018,824		38,580,561		39,604,937
Income Related to Bank Charges and Banking Service Fees	26	7,243,310		6,591,387		9,183,765		8,408,825
Allowance for Loans Losses	8.f	(5,202,029)		(5,473,887)		(6,358,594)		(6,490,460)
Other Revenues and Expenses		(2,361,324)		1,236,287		(3,106,273)		418,617
Financial Expenses		(15,273,438)		(23,821,488)		(15,171,556)		(23,749,431)
Third-party Input		(3,529,026)		(3,459,168)		(4,118,137)		(3,916,700)
Materials, Energy and Others		(129,815)		(118,909)		(134,506)		(122,442)
Third-Party Services	28	(964,954)		(888,511)		(1,206,162)		(1,096,786)
Others		(2,434,257)		(2,145,884)		(2,777,469)		(2,391,608)
Gross Added Value		14,884,775		11,091,955		19,009,766		14,275,788
Retentions
Depreciation and Amortization	28	(1,078,880)		(981,025)		(1,351,054)		(1,242,880)
Added Value Produced Net		13,805,895		10,110,930		17,658,712		13,032,908
Added Value Received from Transfer Investments in Affiliates and Subsidiaries	14	1,609,047		1,288,129		21,720		8,999
Added Value to Distribute		15,414,942		11,399,059		17,680,432		13,041,907
Added Value Distribution
Employee		3,792,723	24.6%	3,742,291	32.8%	4,227,308	23.9%	4,073,895	31.2%
Compensation	27	1,912,978		1,912,114		2,128,141		2,083,650
Benefits	27	664,550		651,484		750,843		715,049
Government Severance Indemnity Funds for Employees - FGTS		245,484		188,974		212,713		215,210
Others		969,711		989,719		1,135,611		1,059,986
Taxes and Contributions		4,371,321	28.4%	1,512,933	13.3%	6,053,294	34.2%	2,640,070	20.2%
Federal		4,031,373		1,164,081		5,432,736		2,189,432
State		258		432		299		473
Municipal		339,690		348,420		620,259		450,165
Compensation of Third-Party Capital - Rental	28	379,251	2.5%	352,397	3.1%	393,495	2.2%	362,629	2.8%
Remuneration of Interest on Capital		6,871,647	44.6%	5,791,438	50.7%	7,006,335	39.6%	5,965,313	45.7%
Dividends	23.b	-		600,000		-		600,000
Interest on Equity	23.b	2,000,000		600,000		2,000,000		600,000
Profit Reinvestment		4,871,647		4,591,438		5,187,498		4,938,680
Participation Results of Non-Controlling Stockholders	23.f	-		-		(181,163)		(173,367)
Total		15,414,942	100.1%	11,399,059	99.9%	17,680,432	99.9%	13,041,907	99.9%

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements - June 30, 2019 27

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

1.               General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerates (Conglomerate Santander) towards the Central Bank of Brazil (Bacen), established as a joint-stock corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia, in the City of São Paulo, State of São Paulo. Banco Santander operates as a multiple service bank, conducting its operations by means of its commercial, investment, loans and advances, mortgage loans, leasing and foreign exchange portfolios. Through its subsidiaries, also operates on the segments of payment industry, shares club management, securities and insurance brokerage operations, capitalization, consumer finance, payroll credit, digital platforms, management and recovery of non-performing loans and private pension. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

2.               Presentation of Financial Statements

The financial statements of Banco Santander (Brasil) S.A., which include its dependence abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporation Law, National Monetary System (CMN), Central Bank of Brazil (Bacen) and the model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF) of the Brazilian Securities and Exchange Commission (CVM), in which they do not conflict with the standards issued by the Central Bank and show all information relevant to the financial statements, which are consistent with those used by management in its management. The consolidated financial statements include the Bank and its subsidiaries indicated in Note 14 and investment funds, where Santander Conglomerate companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

All the relevant information related to Banco Santander's financial statements, and only them, are being evidenced, and correspond to those used by Banco Santander´s management.

Investment Funds Consolidated

•        Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•        Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•        Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•        Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•        Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•        Santander Paraty QIF PLC (Santander Paraty) (4);

•        Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC); (1)

•        Fundo de Investimento em Direitos Creditórios RN Brasil - Financiamento de Veículos (FI RN Brasil - Financiamento de Veículos) (2);

•        Prime 16 – Fundo de Investimento Imobiliário (current name of BRL V - Fundo de Investimento Imobiliário - FII (Fundo de Investimento Imobi) (3);

•        Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (4);

•        Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (5);

•        Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo Investimento Ipanema NPL V) (6);

•        Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (7); and

•        Fundo de Investimento em Direitos Creditórios Atacado – Não Padrozinado(8).

(1)     The carmaker Renault (not belonging to the Conglomerate Santander) sells its trade receivables to the Fund. This Fund buys only trade receivables from Renault carmaker. In turn, the Banco RCI Brasil S.A. (Note 14) owns 100% of its subordinated shares.

(2)     Banco RCI Brasil S.A. sold receivables (CDC portfolio) to FI RN Brasil – Financiamento de Veículos. The senior shares will have only one investor. Banco RCI Brasil S.A. holds 100% of subordinated shares.

(3)     Banco Santander figured as lender of certain delayed debts (loans) for which had real assets as guarantees. The process of credit recovery consists in converted into capital contributions by the Real Estate Fund in conjunction transfer of the same shares to Banco Santander through the process of payment in kind of the above credit operations payments. The Extraordinary General Meeting held on October 30, 2018 approved the change of the name of BRL V - Fundo de Investimento Imobiliário – FII to Prime 16 – Fundo de Investimento Imobiliário.

(4)     Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund can not act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies.

Individual and Consolidated Financial Statements - June 30, 2019 28

(5)     This investment fund was formed and started to be consolidated in September of 2017. It refers to a structure where the Bank has sold certain loans agreements which were already written-off (agreements matured over 360 days) and transferred to this fund. The Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Atual Securitizadora) (Note 14), company controlled by the Bank, holds 100% of the fund´s shares.

(6)     This fund started to be consolidated in October 2017 and is indirectly controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Note 14).

(7)     This fund started to be consolidated in November 2018 and is controlled by Banco Bandepe S.A. (Note 14).

(8)     This fund started to be consolidated in June 2019 and is controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Note 14).

During the preparation of the consolidated financial statements the information regarding equity in subsidiaries, significant receivable and payable balances, revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, unrealized profits between these entities and non-controlling stockholders participation are stated separately in stockholders’ equity and in the income  statements.

Leasing operations have been reclassified in order to reflect its financial position according to the financial method.

The preparation of financial statements requires Management estimates that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates. The main estimates are provision of allowance for loan losses, realization of the tax credit, contingent liabilities, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of the Financial Statements of the period ended June 30, 2019 at the meeting held on July 22, 2019.

The consolidated condensed interim financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended on June 30, 2019 were disclosed simultaneously, at the website www.santander.com.br/ri.

3.               Significant Accounting Policies

a) Income Statement

The income statement accounting method is determined based on the accrual method and include income, charges, monetary adjustment and exchange rate changes, calculated at official rates and rates, pro rata on assets and liabilities adjusted up to the balance sheet date.

b) Functional Currency

Functional Currency and Presentation Currency

CMN Resolution nº 4,524 of September 29, 2016, with prospective application as of January 1, 2017, established accounting procedures for recognition by financial institutions and other institutions authorized to operate by the Central Bank that hold investments abroad: I - effects of exchange rate variations resulting from the conversion of transactions carried out in foreign currency by investees abroad to the respective functional currencies; II - the effects of exchange rate variations resulting from the translation of the balances of the financial statements of investees abroad of the respective functional currencies into the national currency; and III - of operations for hedge purposes of foreign exchange variation of investments abroad. These changes did not impact the financial statements Banco Santander in the year 2019. The functional currency is considered the currency of the main economic environment in which the entity operates.

The financial statements are presented in Brazilian Real (R$), which is the functional and presentation currency of Banco Santander and its subsidiaries, including its overseas subsidiary and branch.

Assets and liabilities of foreign branchs and subsidiary are converted in real as follows:

•        Assets and liabilities are converted at the exchange rate on the balance sheet date; and

•        Revenues and expenses are converted at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

They are stated at their realizable and/or settlement amounts and they include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to decrease the cost of assets at their market values (fair value) or realization.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity date, are classified in current asset, according to the Bacen rule Circular 3,068/2001.

Individual and Consolidated Financial Statements - June 30, 2019 29

d) Cash and Cash Equivalents

For the cash flows statement purposes, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash, with insignificant risk of change in its value or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

They are stated at their settlement amounts and include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities used as ballast in the repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

To perform sales transactions with repurchase agreements the Bank also uses third-party securities as ballast. Those operations are registered as funded position in the balance sheet.

Reverse Repurchase Agreement (Reverse Repo)

The financing granted by ballast with fixed-income securities (third-parties) are recorded on the financed position at liquidation value. The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired in a reverse repurchase agreement are transferred to the funded status when used as ballast for the sale transactions with repurchase agreements.

Repurchasing Performed With Free Movement Agreements

For the operations with free movement agreements, at the moment of the definitive sale of the securities acquired with resale agreement, the liability account referred to this operation must be evaluated by the securities' market value.

f) Securities

Securities are stated and classified into the following categories and accounting evaluation:

      I.    Trading securities;

    II.    Available-for-sale securities; and

   III.    Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1)    The corresponding income or expense account, net of tax effects, in income statement for the period, when relating to securities classified into the trading category; and

(2)    A separated account in stockholders’ equity, net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to market value recorded on sale of these securities are transferred to the income statement for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the sale value of securities classified into available-for-sale and held-to-maturity are recognized in the income statement of the period.

g) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made by customers' request, as self-employed, or that are not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are recorded at market value, with realized and unrealized gains and losses recorded in the income statement for the period.

Individual and Consolidated Financial Statements - June 30, 2019 30

Derivative financial instruments designated as part of a framework of protection against risks (hedge) can be classified as:

  I.    Fair value hedge; and

II.    Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to market value, considering the following:

(1) For those classified in category I, the valuation or devaluation is recorded as a contra entry to the appropriate income or expense account, net of tax effects, in the income for the period; and

(2) For those classified in category II, the increase or decrease in their amount of the effective portion is recorded against a separated account in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both derivative financial instrument and non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts.

h) Minimum Requirements in the Process of Financial Instruments Valuation (Securities and Derivatives Financial Instruments)

The CMN Resolution nº 4,277 of October 31, 2013 (required since June 30, 2015) provides the minimum requirements to be observed in the process of financial instruments valuation measured at market value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution includes:

a)      Securities classified as trading and available-for-sale, according to the Central Bank´s Circular 3,068 of November 8, 2001;

b)      Derivatives Financial Instruments, according to the Central Bank Letter 3,082; of January 30, 2002; and

c)      Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN nº 3,464 of June 26, 2007.

According to this resolution, the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, observing the prudential, relevance and reliability criteria. This review includes, among other factors, the credit risk spread in the registration of the market value of these instruments.

i) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending, leasing, advances on exchange contracts and other loans with credit characteristics.  It is stated at present value, considering the indexes, interest rates and charges agreed, calculated  on a daily pro rata basis through the end of the reporting period. The revenue recognition only occurs when it is actually received for lending operations past due over 60 days.

Normally, the Bank writes off loans losses when they are past due over 360 days. In the case of long-term credit operations (over 3 years) their losses are written off when they complete 540 days late. Credit operations written of as loss are recorded in a compensation account for a minimum of five years and while not exhausted all procedures for collection.

The financial assets involved in credit operations sold without risk retention are written off from the balance sheet, which are now kept in the compensation account. The results of these sales are fully recognized when they are realized.

Since January 2012, as required by CMN Resolution nº 3,533/2008 and Resolution nº 3,895/2010, all credit operations sold with substancial risk retention will have their results (profit or loss) recognized by the remaining terms of operations, and financial assets involved in these sales shall remain registered as loans and the amount received as obligations for sale operations or transfer of financial assets.

Allowances for loan losses are recognized based on the analysis of outstanding loans and advances (past-due and current), past experience, future expectations, specific portfolio risks, and Management´s risk assessment policy for recognizing allowances, as established by CMN Resolution nº 2,682/1999.

j) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, being composed basically of properties and vehicles received as payment.

Non-current assets held for sale and assets not for own use are generally recorded at the lower amount between the fair value less sale costs and their carrying amount at the date of classification in this category, and they are not depreciated.

Individual and Consolidated Financial Statements - June 30, 2019 31

k) Prepaid Expenses

Funds used in advance payments, whose benefits or services will be provided in future years, are allocated to profit in accordance to the terms of the related agreements.

k.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution nº 4,294 and Central Bank Circular 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents responsible for origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new credit operation originated and (ii) 3% of the transferred value (portability).

Such commissions must be fully recognized as expenses when they are incurred.

l) Permanent Assets

They are stated at acquisition cost, are tested for impairment annually or more frequently if the conditions or circumstances indicate that assets may be impaired, and evaluated considering the following aspects:

l.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured by equity method of accounting and recorded as investments results in affiliates and subsidiaries. Other investments are stated at cost, method reduced to their recoverable value, when applicable.

Change in Scope of Consolidation - Consists of the disposal, acquisition or change of control of an investment.

l.2) Fixed Assets

The depreciation of fixed assets is determined under the straight-line method, based on the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications  - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

l.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized until 10 years, based on expected future earnings and it is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

The rights over the acquisition of payroll services are registered by the amount paid. Those services are related to payroll processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. The amount paid is allocated to income statement according to the terms of the respective agreements.

Software acquisition and development expenses are amortized over a maximum of 5 years.

m) Technical Reserves Related to the Activities of Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are mainly recognized in accordance with the criteria below:

• Mathematical Provisions for Benefits to Grant and Granted (PMBaC and PMBC)

The PMBaC are estimated based on the contributions collected through the financial regime of capitalization. The PMBC represents obligations taken in the form of continued income plans, being constituted based on the actuarial calculations for traditionals types of plans.

• Complementary Coverage Provision (PCC)

The PCC shall be estimated when the insufficiency is detected in the technical provisions due to the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are elaborated according to the following criteria:

Individual and Consolidated Financial Statements - June 30, 2019 32

•      Mathematical provisions for redemption results from the accumulation of percentages applicable on payments made, capitalized with the interest rate predicted in the plan and updated through the basic yield rate of savings account - Basic Reference Rate (TR);

•      Provision for redemption of anticipated securities is estimated from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of redemption estimated at the time of securities cancellation and the provision for redemption of the matured securities is estimated after the end of the securities validity;

•      Provision for raffles to be held is estimated based on a percentage of the installment paid and it aims to cover the raffles which the securities will compete, but that they have not been carried out yet. The provision of raffles payable is estimated for the securities raffled, but which have not been paid yet; and

•      Administrative expenses provision aims to reflect the present value of future expenses of capitalization securities whose duration extends from the date of its constitution.

n) Employees Benefit Plans

Post-employment benefit plans include the following commitments taken by the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death of eligible employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries, as the sponsoring entity pays fixed contributions to a pension fund, not having a legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is showed in Note 34. For this type of plan, the sponsoring entity's obligation is to provide the employees with the agreed benefits, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander applies the CPC 33 (R1) which establishes the full recognition in a liability account when actuarial losses not recognized (actuarial deficit) will occur, with the counterpart in a equity´s account (other valuation adjustments).

Main Definitions

-      The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee´s service in the current and past periods, without deducting any plan´s assets.

-      Deficit or surplus is: (a) the present value of the defined benefit obligation, minus (b) the fair value of plan´s assets.

-      The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to pay all benefits for plan´s employees or a sponsoring entity´s obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

-      Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

-      Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-      The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are allocated to the income statement in the lines of other operating expenses - actuarial losses - retirement plans (Note 31) and personnel expenses (Note 27).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external specialized consulting entity and approved by Management at the end of each year to be effective for the subsequent period.

Individual and Consolidated Financial Statements - June 30, 2019 33

o) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided if the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of a performance measurement parameter of the Bank: Total Shareholder Return (TSR) and it may be reduced, if it does not achieve the goals of the Return on Risk Weighted Assets (RoRWA) modifier, comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are conditioned to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimative for the number of equity instruments expected to grant.

Settlement in Cash

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services rendered and the corresponding liabilities incurred in the fair value appreciation of the shares at grant date and until the liability is settled. The fair value of liability is revaluated at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the income statement. In order to recognize the staff costs with the counterparty on the wages payable provisions throughout the validity period, reflecting how the services are rendered, the Bank registers the total liability measurement based on the best estimative of the right of the shares appreciation that will be acquired at the end of the validity period and recognizes the value of the services rendered during the validity period based on the best available estimative. Periodically, the Bank evaluates its estimative over the number of stock appreciation rights to be acquired at the end of the grace period.

p) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, considered as the trade price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 17.d).

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are recognized as such due to the fact that they contain both a debt instrument (liability), and an equity component (embedded derivative).

The recognition of a compound instrument consists in a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into common shares).

In accordance to the COSIF, the hybrid capital and debt instruments represents obligations of issuers (financial institutions) and should be recorded in specific accounts of the liabilities adjusted according for the effect of exchange rate variation, when denominated in foreign currency. All the yield related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) shall be accounted as expenses of the period, in compliance with the accrual basis method.

Related to the stockholders' equity component, your registration occurs at the initial moment based in its fair value, if it is different from zero.

The relevant details of the nature of these compound instruments issued are described in Note 20.

q) Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are involved in judicial and administrative lawsuits related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, judicial and administrative lawsuits related to tax and social security obligations, whose matter is to challenge their legality or constitutionality where, regardless the assessment of their loss probability, the amounts are fully recognized in the financial statements.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the financial outflows and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Judicial and administrative provisions are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity, and history of the actions and the opinion of the internal legal counsel and the best information available. For lawsuits for which the risk of loss is possible, provisions are not recorded and the information is disclosed in the notes to the financial statements (Note 22.h) and for proceedings for which the risk of loss is remote, no disclosure is made.

Individual and Consolidated Financial Statements - June 30, 2019 34

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions in lawsuits from the past with the same matter, when no further claims are applicable, characterizing the success in such litigation. Contingent assets with the risk of success as probable, if any, are only disclosed in the financial statements.

In lawsuits with favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements attended, to file a rescission action within a period determined by current legislation. Rescission actions are considered new lawsuits and will they be evaluated for contingent liability purposes if and when they are filed.

r) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and COFINS (4.00%) are calculated on the gross revenue related to the main activity of the legal entity. The financial institutions may deduct funding expenses in the establishment of the amount base for calculation. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for COFINS.

s) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on profit, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 15% for financial institutions, insurance and capitalization companies and 9% for other companies, applied on profit, after adjustments required by tax legislation.

Deferred tax credits and liabilities are basically calculated on the temporary differences between the accounting and taxable income, tax losses, negative basis of social contribution and adjustments to market value of securities and derivative financial instruments. The recognition of deferred tax credits and liabilities is made at the rates applicable to the period in which the asset is realized and / or the liability is settled.

According to the current regulation, the tax credits are recognized to the extent that it is probable its recovery with the base of future taxable income generation. The expected realization of the tax credits according to Note 11.b is based on the projections of future earnings supported by a technical study.

t) Interest on shareholders' equity

Published on December 19, 2018, effective as of January 1, 2019, the CMN Resolution nº 4,706 has prospective application and determines procedures for the accounting of capital remuneration. The Resolution decides that Interest on Shareholders 'Equity should be recognized as soon as they are declared or proposed and thus constitute a present obligation at the balance sheet date and, in compliance with this determination, this capital remuneration must be recorded in a specific account in Shareholders' Equity.

u) Impairment

The financial and non-financial assets are measured at the end of each exercise in order to identify evidence of impairment in its accounting value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

v) Deferred Income

It refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees provided and credit card annual fees. The allocation to income statement is made in accordance with the terms of the agreements.

w) Non-Controlling Interest - Consolidated Stockholders' Equity

The non-controlling interests (minority interests) are reported and highlighted in a separate stockholders' equity of the parent.

x) Financial Guarantees

CMN Resolution nº 4,512 of July 28, 2016 and Circular Letter Bacen 3,782 of September 19, 2016 established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, applied prospectively as from January 1, 2017. Losses associated with the likelihood of future disbursements linked to financial guarantees provided are measured in accordance with recognized credit risk management models and practices and based on consistent information and criteria, verifiable. The provision should be sufficient to cover probable losses over the term of the guarantee provided and are evaluated periodically.

y) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

•      Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and;

•      Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

Individual and Consolidated Financial Statements - June 30, 2019 35

4.               Cash and Cash Equivalents

		Bank
	06/30/2019	12/31/2018	06/30/2018	12/31/2017
Cash	13,239,305	11,358,459	11,517,424	11,148,561
Interbank Investments	7,122,522	14,496,489	11,440,205	11,515,820
Money Market Investments	2,254,019	4,925,769	976,909	603,408
Interbank Deposits	1,199,018	1,702,653	881,930	1,498,280
Foreign Currency Investments	3,669,485	7,868,067	9,581,366	9,414,132
Total	20,361,827	25,854,948	22,957,629	22,664,381

		Consolidated
	06/30/2019	12/31/2018	06/30/2018	12/31/2017
Cash	13,335,575	11,629,112	11,884,321	11,234,369
Interbank Investments	6,357,568	13,656,870	11,440,849	11,278,948
Money Market Investments	2,254,019	4,925,769	976,909	673,426
Interbank Deposits	433,514	862,449	881,930	1,190,802
Foreign Currency Investments	3,670,035	7,868,652	9,582,010	9,414,720
Total	19,693,143	25,285,982	23,325,170	22,513,317

Individual and Consolidated Financial Statements - June 30, 2019 36

5.               Interbank Investments

Bank
				06/30/2019	06/30/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	19,351,028	12,055,508	-	31,406,536	40,289,675
Own Portfolio	3,757,372	1,409,272	-	5,166,644	2,979,416
Financial Treasury Bills - LFT	1,800,286	-	-	1,800,286	142,390
National Treasury Bills - LTN	1,956,879	258,825	-	2,215,704	670
National Treasury Notes - NTN	207	1,150,447	-	1,150,654	2,836,356
Third-party Portfolio	2,217,093	4,728,399	-	6,945,492	17,965,790
National Treasury Bills - LTN	7,278	95,510	-	102,788	5,633,398
National Treasury Notes - NTN	2,209,815	4,632,889	-	6,842,704	12,332,392
Sold Position	13,376,563	5,917,837	-	19,294,400	19,344,469
National Treasury Bills - LTN	3,655,564	269,648	-	3,925,212	3,581,192
National Treasury Notes - NTN	9,720,999	5,648,189	-	15,369,188	15,763,277
Interbank Deposits	11,441,361	23,290,026	28,506,389	63,237,776	55,750,837
Foreign Currency Investments	3,669,485	-	-	3,669,485	9,581,366
Total	34,461,874	35,345,534	28,506,389	98,313,797	105,621,878

Consolidated
				06/30/2019	06/30/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	19,351,028	12,055,508	-	31,406,536	40,289,675
Own Portfolio	3,757,372	1,409,272	-	5,166,644	7,979,359
Financial Treasury Bills - LFT	1,800,286	-	-	1,800,286	142,390
National Treasury Bills - LTN	1,956,879	258,825	-	2,215,704	2,935,983
National Treasury Notes - NTN	207	1,150,447	-	1,150,654	4,900,986
Third-party Portfolio	2,217,093	4,728,399	-	6,945,492	12,965,847
National Treasury Bills - LTN	7,278	95,510	-	102,788	2,698,084
National Treasury Notes - NTN	2,209,815	4,632,889	-	6,842,704	10,267,763
Sold Position	13,376,563	5,917,837	-	19,294,400	19,344,469
National Treasury Bills - LTN	3,655,564	269,647	-	3,925,211	3,581,192
National Treasury Notes - NTN	9,720,999	5,648,190	-	15,369,189	15,763,277
Interbank Deposits	1,931,878	1,440,866	449,376	3,822,120	3,422,918
Foreign Currency Investments	3,670,035	-	-	3,670,035	9,582,010
Total	24,952,941	13,496,374	449,376	38,898,691	53,294,603

6.               Securities and Derivatives Financial Instruments

a) Securities

I) By Category

Bank
				06/30/2019	06/30/2018
	Amortized	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	36,099,563	769,020	-	36,868,583	33,295,117
Government Securities	34,729,427	710,569	-	35,439,996	32,523,860
Private Securities	1,370,136	58,451	-	1,428,587	771,257
Available-for-Sale Securities	116,862,993	2,613,933	3,625,557	123,102,483	127,213,630
Government Securities	93,076,731	2,549,638	3,912,558	99,538,927	94,877,696
Private Securities	23,786,262	64,295	(287,001)	23,563,556	32,335,934
Held-to-Maturity Securities	10,721,117	-	-	10,721,117	11,226,746
Government Securities	10,721,117	-	-	10,721,117	11,226,746
Total Securities	163,683,673	3,382,953	3,625,557	170,692,183	171,735,493

Individual and Consolidated Financial Statements - June 30, 2019 37

Consolidated
				06/30/2019	06/30/2018
	Amortized	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	40,842,986	816,255	-	41,659,241	38,670,750
Government Securities	38,928,790	757,936	-	39,686,726	37,248,781
Private Securities	1,914,196	58,319	-	1,972,515	1,421,969
Available-for-Sale Securities	123,459,195	2,613,933	3,685,719	129,758,847	118,706,152
Government Securities	99,626,721	2,549,638	3,972,622	106,148,981	98,914,751
Private Securities	23,832,474	64,295	(286,903)	23,609,866	19,791,401
Held-to-Maturity Securities	10,721,117	-	-	10,721,117	11,226,746
Government Securities	10,721,117	-	-	10,721,117	11,226,746
Total Securities	175,023,298	3,430,188	3,685,719	182,139,205	168,603,648

II) Trading Securities

				Bank			Consolidated
			06/30/2019	06/30/2018			06/30/2019	06/30/2018
		Adjustment				Adjustment
	Amortized	to Fair Value -	Carrying	Carrying	Amortized	to Fair Value -	Carrying	Carrying
Trading Securities	Cost	Income	Amount	Amount	Cost	Income	Amount	Amount
Government Securities	34,729,427	710,569	35,439,996	32,523,860	38,928,790	757,936	39,686,726	37,248,781
Financial Treasury Bills - LFT (2)	887,057	181	887,238	2,213,779	3,194,932	2,049	3,196,981	5,361,292
National Treasury Bills - LTN	15,629,001	102,435	15,731,436	5,294,189	15,629,001	102,435	15,731,436	5,294,189
National Treasury Notes - NTN (3)	17,875,432	597,728	18,473,160	24,830,479	19,766,920	643,227	20,410,147	26,407,887
Agricultural Debt Securities - TDA	108,297	4,409	112,706	147,191	108,297	4,409	112,706	147,191
Brazilian Foreign Debt Notes	229,640	5,816	235,456	38,222	229,640	5,816	235,456	38,222
Private Securities	1,370,136	58,451	1,428,587	771,257	1,914,196	58,319	1,972,515	1,421,969
Shares	1	(1)	-	168	142,404	(1)	142,403	473,869
Investment Fund Shares	692,562	45,633	738,195	-	1,054,289	45,501	1,099,790	176,405
Investment Fund Real Estate	-	-	-	-	28,167	-	28,167	606
Debentures (1)	596,071	12,067	608,138	385,606	596,071	12,067	608,138	385,606
Eurobonds	-	-	-	152,819	-	-	-	152,819
Certificates of Real Estate Receivables - CRI	15,982	17	15,999	26,284	15,982	17	15,999	26,284
Certificates of Agribusiness Receivables - CRA	56,336	736	57,072	123,288	56,336	736	57,072	123,288
Financial Bills	9,184	(1)	9,183	28,408	10,813	(1)	10,812	28,408
Bills of Exchange	-	-	-	-	10,134	-	10,134	-
Promissory Notes	-	-	-	54,684	-	-	-	54,684
Total	36,099,563	769,020	36,868,583	33,295,117	40,842,986	816,255	41,659,241	38,670,750

						Bank
						06/30/2019
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	3,204,616	3,424,671	9,154,413	19,656,296	35,439,996
Financial Treasury Bills - LFT	-	-	89,345	223,674	574,219	887,238
National Treasury Bills - LTN	-	2,930,385	3,234,469	5,136,563	4,430,019	15,731,436
National Treasury Notes - NTN (3)	-	257,378	54,416	3,530,221	14,631,145	18,473,160
Agricultural Debt Securities - TDA	-	16,853	46,441	28,930	20,482	112,706
Brazilian Foreign Debt Securities	-	-	-	235,025	431	235,456
Private Securities	738,195	2,096	5,779	14,956	667,561	1,428,587
Investment Fund Shares	738,195	-	-	-	-	738,195
Certificates of Real Estate Receivables - CRI	-	243	-	200	15,556	15,999
Financial Bills	-	-	-	2,041	7,142	9,183
Debentures (1)	-	1,853	5,617	7,399	593,269	608,138
Certificates of Agribusiness Receivables - CRA	-	-	162	5,316	51,594	57,072
Total	738,195	3,206,712	3,430,450	9,169,369	20,323,857	36,868,583

Individual and Consolidated Financial Statements - June 30, 2019 38

					Consolidated
						06/30/2019
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	3,204,616	3,842,282	10,384,596	22,255,232	39,686,726
Financial Treasury Bills - LFT (2)	-	-	506,956	1,251,008	1,439,017	3,196,981
National Treasury Bills - LTN	-	2,930,385	3,234,469	5,136,563	4,430,019	15,731,436
National Treasury Notes - NTN (3)	-	257,378	54,416	3,733,070	16,365,283	20,410,147
Agricultural Debt Securities - TDA	-	16,853	46,441	28,930	20,482	112,706
Brazilian Foreign Debt Notes	-	-	-	235,025	431	235,456
Private Securities	1,270,360	2,096	15,913	16,585	667,561	1,972,515
Shares	142,403	-	-	-	-	142,403
Investment Fund Real Estate	28,167	-	-	-	-	28,167
Investment Fund Shares	1,099,790	-	-	-	-	1,099,790
Debentures (1)	-	1,853	5,617	7,399	593,269	608,138
Certificates of Agribusiness Receivables - CRA	-	-	162	5,316	51,594	57,072
Certificates of Real Estate Receivables - CRI	-	243	-	200	15,556	15,999
Financial Bills	-	-	-	3,670	7,142	10,812
Bills of Exchange	-	-	10,134	-	-	10,134
Total	1,270,360	3,206,712	3,858,195	10,401,181	22,922,793	41,659,241

III) Available-for-Sale Securities

					Bank
				06/30/2019	06/30/2018

	Amortized		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities	Cost	Income	Equity	Amount	Amount
Government Securities	93,076,731	2,549,638	3,912,558	99,538,927	94,877,696
Treasury Certificates - CFT	891	-	204	1,095	933
Securitized Credit	1,048	-	91	1,139	1,738
Financial Treasury Bills - LFT	10,840,620	-	5,660	10,846,280	9,098,873
National Treasury Bills - LTN	29,147,345	710,107	179,041	30,036,493	41,894,892
National Treasury Notes - NTN (3)	38,908,028	1,839,531	3,702,852	44,450,411	31,316,008
Mexican Foreign Debt Bonds	1,938,471	-	57,433	1,995,904	1,898,423
Brasilian Foreign Debt Bonds (Global Bonds)	459,710	-	(11)	459,699	817,829
Spanish Foreign Debt Bonds	11,780,618	-	(32,712)	11,747,906	9,849,000
Private Securities	23,786,262	64,295	(287,001)	23,563,556	32,335,934
Shares	320	-	(266)	54	42,508
Investment Fund Shares in Participation - FIP	23,056	-	-	23,056	29,307
Investment Fund Shares	984,287	-	-	984,287	857,189
Investment Fund Real Estate	343,124	-	-	343,124	417,180
Debentures (1)	10,082,753	64,295	(485,424)	9,661,624	21,068,658
Eurobonds	2,334,590	-	49,255	2,383,845	-
Promissory Notes - NP	4,249,589	-	35,703	4,285,292	7,197,953
Financial Bills - LF	242,345	-	1,368	243,713	103,348
Certificates of Real Estate Receivables - CRI	127,200	-	(13,579)	113,621	181,707
Rural Product Note - CPR	5,398,998	-	125,942	5,524,940	2,438,084
Total	116,862,993	2,613,933	3,625,557	123,102,483	127,213,630

				Consolidated
				06/30/2019	06/30/2018

	Amortized		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities	Cost	Income	Equity	Amount	Amount
Government Securities	99,626,721	2,549,638	3,972,622	106,148,981	98,914,751
Treasury Certificates - CFT	891	-	204	1,095	933
Securitized Credit	1,048	-	91	1,139	1,738
Financial Treasury Bills - LFT (2)	15,313,121	-	4,675	15,317,796	9,718,112
National Treasury Bills - LTN	29,147,345	710,107	179,041	30,036,493	43,282,085
National Treasury Notes - NTN (3)	40,985,517	1,839,531	3,763,901	46,588,949	33,346,631
Mexican Foreign Debt Bonds	1,938,471	-	57,433	1,995,904	1,898,423
Brasilian Foreign Debt Bonds (Global Bonds)	459,710	-	(11)	459,699	817,829
Spanish Foreign Debt Bonds	11,780,618	-	(32,712)	11,747,906	9,849,000
Private Securities	23,832,474	64,295	(286,903)	23,609,866	19,791,401
Shares	76,529	-	(266)	76,263	47,856
Investment Fund Shares in Participation - FIP	23,056	-	-	23,056	29,307
Investment Fund Shares	258,259	-	-	258,259	86,839
Investment Fund Real Estate	65,685	-	98	65,783	59,523
Debentures (1)	11,056,223	64,295	(485,424)	10,635,094	9,646,738
Eurobonds	2,334,590	-	49,255	2,383,845	-
Promissory Notes - NP	4,249,589	-	35,703	4,285,292	7,197,953
Foreign Exchange Bills - LC	-	-	-	-	-
Financial Bills - LF	242,345	-	1,368	243,713	103,348
Certificates of Real Estate Receivables - CRI	127,200	-	(13,579)	113,621	181,707
Certificates of Time Deposits - CDB	-	-	-	-	46
Rural Product Note - CPR	5,398,998	-	125,942	5,524,940	2,438,084
Total	123,459,195	2,613,933	3,685,719	129,758,847	118,706,152

Individual and Consolidated Financial Statements - June 30, 2019 39

						Bank
						06/30/2019
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	1,734,448	18,265,626	27,531,609	52,007,244	99,538,927
Treasury Certificates - CFT	-	-	-	1,095	-	1,095
Securitized Credit	-	188	354	597	-	1,139
Financial Treasury Bills - LFT	-	-	-	3,038,951	7,807,329	10,846,280
National Treasury Bills - LTN	-	-	4,511,703	21,751,520	3,773,270	30,036,493
National Treasury Notes - NTN (3)	-	1,274,561	9,759	2,739,446	40,426,645	44,450,411
Mexican Foreign Debt Bonds	-	-	1,995,904	-	-	1,995,904
Brasilian Foreign Debt Bonds (Global Bonds)	-	459,699	-	-	-	459,699
Spanish Foreign Debt Bonds	-	-	11,747,906	-	-	11,747,906
Private Securities	1,350,521	1,476,843	5,880,147	4,628,128	10,227,916	23,563,556
Shares	54	-	-	-	-	54
Investment Fund Shares in Participation - FIP	23,056	-	-	-	-	23,056
Investment Fund Shares	984,287	-	-	-	-	984,287
Investment Fund Real Estate	343,124	-	-	-	-	343,124
Debentures (1)	-	301,427	2,018,496	1,230,321	6,111,379	9,661,624
Eurobonds	-	-	-	-	2,383,845	2,383,845
Promissory Notes - NP	-	490,163	1,476,337	1,896,102	422,690	4,285,292
Financial Bills - LF	-	-	56,057	187,656	-	243,713
Certificates of Real Estate Receivables - CRI	-	343	21,761	84,568	6,949	113,621
Rural Product Note - CPR	-	684,910	2,307,496	1,229,481	1,303,053	5,524,940
Total	1,350,521	3,211,291	24,145,773	32,159,737	62,235,160	123,102,483

					Consolidated
						06/30/2019
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	2,107,876	21,423,719	28,655,719	53,961,667	106,148,981
Treasury Certificates - CFT	-	-	-	1,095	-	1,095
Securitized Credit	-	188	354	597	-	1,139
Financial Treasury Bills - LFT (2)	-	373,428	3,158,094	3,918,614	7,867,660	15,317,796
National Treasury Bills - LTN	-	-	4,511,703	21,751,520	3,773,270	30,036,493
National Treasury Notes - NTN (3)	-	1,274,561	9,758	2,983,893	42,320,737	46,588,949
Mexican Foreign Debt Bonds	-	-	1,995,904	-	-	1,995,904
Brasilian Foreign Debt Bonds (Global Bonds)	-	459,699	-	-	-	459,699
Spanish Foreign Debt Bonds	-	-	11,747,906	-	-	11,747,906
Private Securities	423,361	1,460,123	5,832,734	5,961,530	9,932,118	23,609,866
Shares	76,263	-	-	-	-	76,263
Investment Fund Shares in Participation - FIP	23,056	-	-	-	-	23,056
Investment Fund Shares	258,259	-	-	-	-	258,259
Investment Fund Shares	65,783	-	-	-	-	65,783
Debentures (1)	-	284,707	1,971,084	2,563,723	5,815,580	10,635,094
Eurobonds	-	-	-	-	2,383,845	2,383,845
Promissory Notes - NP	-	490,163	1,476,337	1,896,102	422,690	4,285,292
Financial Bills - LF	-	-	56,057	187,656	-	243,713
Certificates of Real Estate Receivables - CRI	-	343	21,761	84,568	6,949	113,621
Rural Product Note - CPR	-	684,910	2,307,495	1,229,481	1,303,054	5,524,940
Total	423,361	3,567,999	27,256,453	34,617,249	63,893,785	129,758,847

Individual and Consolidated Financial Statements - June 30, 2019 40

(1)   In the Bank and Consolidated, includes securities issued by mixed-capital companies in the amount of R$7,391 (06/30/2018 - R$37,340) in securities for trading and R$307,239 (06/30/2018 - R$1,203,268) in available-for-sale securities.

(2)   On December 31, 2018, management decided to change the classification of Financial Treasury Bills – LFT, of the securities portfolio of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet SA), Banco Bandepe SA and Santander Corretora de Cambio e Valores Mobiliários S.A. (Santander CCVM). The securities were transferred from the Trading to Available for Sale category, in the amounts of R$739,430, R$14,099 and R$375,488, respectively. Such transfers did not impact the amounts of Consolidated and also did not generate effect on the result. The change in the category occurred due to the revaluation of the recent trading history of these assets.

(3)   On June 30, 2019, the quantity of 1,140,000 in the amount of R$1,344,002 (06/30/2018 - 1,140,000 in the amount of R$1,132,281) Notes National Treasury - NTN are bound by the obligation assumed by Banco Santander to hedge the unamortized reserves Plan V of the Social Security Fund (Banesprev).

IV) Held-to-Maturity Securities

					Bank/Consolidated
							06/30/2019
							By Maturity

		Amortized Cost			From 1 to	Over
Held-to-Maturity Securities (1)	06/30/2019	06/30/2018	Up to 3 Months	From 3 to 12 Months	3 Years	3 Years	Total
Government Securities	10,721,117	11,226,746	-	11,559	1,351,165	9,358,393	10,721,117
National Treasury Notes - NTN	3,288,096	3,382,413	-	11,559	-	3,276,537	3,288,096
Brazilian Foreign Debt Bonds	7,433,021	7,844,333	-	-	1,351,165	6,081,856	7,433,021
Total	10,721,117	11,226,746	-	11,559	1,351,165	9,358,393	10,721,117

(1) The fair value of held to maturity securities is R$11,002,133 (06/30/2018 - R$11,632,961).

For the first semester of 2019, there were no changes in the federal public securities and other securities classified as held-to-maturity.

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

The market value of securities is estimated based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, considered as representative of market conditions at the end of balance.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to 06/30/2019	01/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018

Income From Fixed-Income Securities (1)	8,967,151	9,228,182	9,640,374	9,164,018
Income From Interbank Investments	3,984,717	6,418,518	1,725,392	3,865,134
Income From Variable-Income Securities	62,482	(66,850)	5,297	(165,948)
Financial Income of Pension and Capitalization	-	-	66,601	72,663
Provision for Impairment Losses (2)	26,614	(77,544)	26,614	(77,544)
Others (3)	84,421	(485,749)	68,462	(434,630)
Total	13,125,385	15,016,557	11,532,740	12,423,693

(1) Includes exchange variation expense in the amount of R$797,313 in the Bank and Consolidated (2018 – revenue of R$2,602,482 in the Bank and Consolidated).

(2) Corresponds to the permanent loss record, referring to securities classified as available for sale.

(3) As of June 30, 2019, includes the net valuation of investment fund quotas and participations and on June 30, 2018, includes exchange variation expense in the amount of R$ 478,544 in the Bank and Consolidated.

b) Derivatives Financial Instruments

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model, the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

Individual and Consolidated Financial Statements - June 30, 2019 41

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber or using the same methodology applied for swap contracts. The fair value of options derivatives is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from theses prices to be used as first input in these models.

I) Summary of Derivative Financial Instruments

The composition of the Derivative Financial Instruments portfolio (Assets and Liabilities) by type of instrument, at market value:

		Bank	Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Assets
Swap Differentials Receivable	8,575,101	6,698,722	17,355,645	13,549,906
Option Premiums to Exercise	629,641	1,078,839	772,046	1,222,195
Forward Contracts and Others	2,629,384	4,035,648	2,723,979	4,040,864
Total	11,834,126	11,813,209	20,851,670	18,812,965
Liabilities
Swap Differentials Payable	9,843,441	6,861,387	19,072,715	13,844,234
Option Premiums Launched	688,412	548,459	771,637	623,923
Forward Contracts and Others	2,910,651	3,324,992	2,940,789	3,324,992
Total	13,442,504	10,734,838	22,785,141	17,793,149

II) Derivatives Recorded in Memorandum Accounts and Balance Sheets

					Bank
			06/30/2019			06/30/2018
			Trading			Trading
	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	-	(608,713)	(1,267,815)	-	307,111	(162,665)
Assets	358,190,830	234,894,582	234,831,632	210,469,223	103,093,947	102,654,471
CDI (Interbank Deposit Rates)	49,111,512	12,031,909	11,869,043	48,981,779	19,256,421	19,304,530
Fixed Interest Rate - Real	49,777,207	-	-	41,403,129	-	-
Indexed to Price and Interest Rates	2,276,551	-	-	4,381,011	-	-
Foreign Currency	256,972,160	222,862,674	222,962,589	115,642,248	83,837,526	83,349,941
Others	53,400	-	-	61,056	-	-
Liabilities	358,799,543	(235,503,296)	(236,099,447)	210,162,112	(102,786,836)	(102,817,136)
CDI (Interbank Deposit Rates)	37,079,603	-	-	29,725,358	-	-
Fixed Interest Rate - Real	71,994,331	(22,217,123)	(22,926,352)	66,206,170	(24,803,041)	(24,857,948)
Indexed to Price and Interest Rates	214,329,593	(212,053,042)	(212,035,529)	81,738,081	(77,357,070)	(77,362,129)
Foreign Currency	34,109,486	-	-	31,804,722	-	-
Others	1,286,530	(1,233,130)	(1,137,566)	687,781	(626,725)	(597,059)

Individual and Consolidated Financial Statements - June 30, 2019 42

					Bank
			06/30/2019			06/30/2018
			Trading			Trading
	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Options	648,359,817	(59,738)	(58,772)	125,434,454	247,457	530,380
Purchased Position	306,097,770	441,815	629,641	60,848,681	671,737	1,078,839
Call Option - Foreign Currency	9,026,895	179,722	109,355	14,570,453	271,648	525,536
Put Option - Foreign Currency	4,028,767	15,612	36,056	7,608,333	144,318	236,220
Call Option - Other	4,189,199	20,217	11,021	1,065,124	25,830	24,458
Interbank Market	4,074,923	20,217	2,690	357,133	4,233	2,051
Others (2)	114,276	-	8,331	707,991	21,597	22,407
Put Option - Other	288,852,909	226,265	473,209	37,604,771	229,941	292,625
Interbank Market	288,780,864	226,265	472,870	37,123,696	210,168	277,042
Others (2)	72,045	-	339	481,075	19,773	15,583
Sold Position	342,262,046	(501,554)	(688,412)	64,585,773	(424,280)	(548,459)
Call Option - Foreign Currency	3,758,281	(37,889)	(28,823)	7,847,169	(129,249)	(289,465)
Put Option - Foreign Currency	8,940,257	(212,204)	(179,968)	10,057,893	(198,016)	(123,327)
Call Option - Other	58,352,403	(36,535)	(33,248)	8,911,189	(28,264)	(27,760)
Interbank Market	58,273,758	(30,379)	(23,694)	8,240,327	(4,876)	(4,725)
Others (2)	78,645	(6,156)	(9,553)	670,862	(23,388)	(23,035)
Put Option - Other	271,211,105	(214,926)	(446,373)	37,769,522	(68,751)	(107,907)
Interbank Market	271,143,014	(207,731)	(438,819)	37,271,948	(39,724)	(82,806)
Others (2)	68,091	(7,195)	(7,555)	497,574	(29,027)	(25,101)
Futures Contracts	462,532,893	-	-	372,263,377	-	-
Purchased Position	143,021,839	-	-	130,881,343	-	-
Exchange Coupon (DDI)	53,557,624	-	-	33,642,166	-	-
Interest Rates (DI1 and DIA)	67,208,478	-	-	94,443,168	-	-
Foreign Currency	21,926,057	-	-	1,979,469	-	-
Indexes (3)	318,996	-	-	795,269	-	-
Treasury Bonds/Notes	10,684	-	-	21,271	-	-
Sold Position	319,511,055	-	-	241,382,034	-	-
Exchange Coupon (DDI)	191,585,000	-	-	99,189,902	-	-
Interest Rates (DI1 and DIA)	93,906,745	-	-	99,020,656	-	-
Foreign Currency	32,834,665	-	-	41,928,775	-	-
Indexes (3)	811,346	-	-	36,204	-	-
Forward Contracts and Others	115,893,737	35,765	(281,267)	73,033,827	765,475	710,656
Purchased Commitment	48,608,280	(239,240)	514,475	33,441,749	1,173,345	1,198,969
Currencies	46,166,247	(241,686)	486,283	32,639,876	1,173,345	1,194,411
Others	2,442,033	2,446	28,193	801,873	-	4,558
Sell Commitment	67,285,457	275,005	(795,742)	39,592,078	(407,870)	(488,313)
Currencies	55,569,503	245,096	(738,824)	38,946,701	(399,910)	(477,426)
Others	11,715,954	29,909	(56,918)	645,377	(7,960)	(10,887)

Individual and Consolidated Financial Statements - June 30, 2019 43

					Consolidated
			06/30/2019			06/30/2018
			Trading			Trading
	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	-	(397,353)	(1,716,545)	-	(157,794)	(294,328)
Assets	404,888,758	253,423,527	233,877,763	262,999,149	125,834,062	106,214,927
CDI (Interbank Deposit Rates)	49,027,390	21,253,299	21,768,516	48,108,798	26,163,315	26,229,784
Fixed Interest Rate - Real	67,585,921	-	-	59,078,985	-	-
Indexed to Price and Interest Rates	2,276,551	-	-	4,381,011	-	-
Foreign Currency	285,998,895	232,170,228	212,109,248	151,369,299	99,670,747	79,985,143
Others	-	-	-	61,056	-	-
Liabilities	405,286,111	(253,820,880)	(235,594,308)	263,156,943	(125,991,856)	(106,509,255)
CDI (Interbank Deposit Rates)	27,774,091	-	-	21,945,483	-	-
Fixed Interest Rate - Real	108,067,228	(40,481,307)	(22,367,813)	107,087,046	(48,008,061)	(28,550,067)
Indexed to Price and Interest Rates	214,329,593	(212,053,042)	(212,035,529)	81,738,081	(77,357,070)	(77,362,129)
Foreign Currency	53,828,667	-	-	51,698,552	-	-
Others	1,286,530	(1,286,530)	(1,190,966)	687,781	(626,725)	(597,059)
Options	654,397,908	(59,738)	409	129,034,822	259,600	598,272
Purchased Position	308,958,648	441,815	772,046	62,792,353	683,614	1,222,195
Call Option - Foreign Currency	9,026,895	179,722	109,355	14,536,976	283,525	505,839
Put Option - Foreign Currency	4,028,767	15,612	36,056	7,608,333	144,318	236,220
Call Option - Other	6,404,200	20,217	133,698	2,266,739	25,830	125,391
Interbank Market	4,074,923	20,217	2,690	357,133	4,233	2,051
Others (2)	2,329,277	-	131,007	1,909,606	21,597	123,340
Put Option - Other	289,498,786	226,265	492,937	38,380,305	229,941	354,745
Interbank Market	288,780,864	226,265	472,870	37,123,696	210,168	277,042
Others (2)	717,923	-	20,068	1,256,609	19,773	77,703
Sold Position	345,439,259	(501,554)	(771,637)	66,242,469	(424,014)	(623,923)
Call Option - Foreign Currency	3,758,281	(37,889)	(28,823)	7,804,169	(128,983)	(277,551)
Put Option - Foreign Currency	8,940,257	(212,204)	(179,968)	10,057,893	(198,016)	(123,327)
Call Option - Other	60,745,338	(36,535)	(103,154)	9,821,024	(28,264)	(56,715)
Interbank Market	58,273,758	(30,379)	(23,694)	8,240,327	(4,876)	(4,725)
Others (2)	2,471,580	(6,156)	(79,460)	1,580,697	(23,388)	(51,990)
Put Option - Other	271,995,383	(214,926)	(459,691)	38,559,383	(68,751)	(166,330)
Interbank Market	271,143,014	(207,731)	(438,819)	37,271,948	(39,724)	(82,806)
Others (2)	852,369	(7,195)	(20,873)	1,287,435	(29,027)	(83,524)
Futures Contracts	463,019,907	-	-	372,840,333	-	-
Purchased Position	143,362,887	-	-	131,281,749	-	-
Exchange Coupon (DDI)	53,557,624	-	-	33,998,700	-	-
Interest Rates (DI1 and DIA)	67,373,882	-	-	94,443,168	-	-
Foreign Currency	21,926,057	-	-	2,023,341	-	-
Indexes (3)	494,640	-	-	795,269	-	-
Treasury Bonds/Notes	10,684	-	-	21,271	-	-

Individual and Consolidated Financial Statements - June 30, 2019 44

					Consolidated
			06/30/2019			06/30/2018
			Trading			Trading
Sold Position	319,657,020	-	-	241,558,584	-	-
Exchange Coupon (DDI)	191,585,000	-	-	99,219,909	-	-
Interest Rates (DI1 and DIA)	93,955,377	-	-	99,020,656	-	-
Foreign Currency	32,834,665	-	-	42,075,318	-	-
Indexes (3)	908,679	-	-	36,204	-	-
Forward Contracts and Others	115,897,646	39,675	(216,810)	73,038,917	765,475	715,872
Purchased Commitment	48,612,189	(235,330)	578,783	33,446,839	1,173,345	1,204,185
Currencies	46,166,247	(241,686)	486,283	32,639,876	1,173,345	1,194,411
Others	2,445,942	6,356	92,500	806,963	-	9,774
Sell Commitment	67,285,457	275,005	(795,593)	39,592,078	(407,870)	(488,313)
Currencies	55,569,503	245,096	(738,824)	38,946,701	(399,910)	(477,426)
Others	11,715,954	29,909	(56,769)	645,377	(7,960)	(10,887)

(1) Nominal value of the updated contracts.

(2) Includes options of indexes, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P indexes.

III) Derivatives Financial Instruments by Counterparty

					Bank
					Notional
				06/30/2019	06/30/2018
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	32,971,219	60,086,035	265,133,576	358,190,830	210,469,223
Options	12,363,532	617,373	635,378,911	648,359,817	125,434,454
Futures Contracts	-	-	462,532,893	462,532,893	372,263,377
Forward Contracts and Others	39,322,997	69,210,921	7,359,818	115,893,737	73,033,827

				Consolidated
					Notional
				06/30/2019	06/30/2018
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	32,971,219	59,701,948	312,215,591	404,888,758	262,999,149
Options	12,363,532	617,373	641,417,002	654,397,908	129,034,822
Futures Contracts	-	-	463,019,907	463,019,907	372,840,333
Forward Contracts and Others	39,322,997	69,210,921	7,363,728	115,897,646	73,038,917
(1) Includes operations that have counterpart B3 S.A. - Brazil, Stock Exchange, Counter (B3) and other stock and commodity exchanges.

Individual and Consolidated Financial Statements - June 30, 2019 45

IV) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				06/30/2019	06/30/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Asset
Swap	23,448,356	236,935,060	97,807,414	358,190,830	210,469,223
Options	167,864,309	471,628,161	8,867,346	648,359,817	125,434,454
Futures Contracts	119,602,057	191,500,916	151,429,921	462,532,893	372,263,377
Forward Contracts and Others	59,761,173	31,991,871	24,140,693	115,893,737	73,033,827

				Consolidated
					Notional
				06/30/2019	06/30/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Liabilities
Swap	51,432,150	253,007,879	100,448,729	404,888,758	262,999,149
Options	171,189,606	473,957,316	9,250,985	654,397,908	129,034,822
Futures Contracts	119,784,419	191,694,019	151,541,469	463,019,907	372,840,333
Forward Contracts and Others	59,765,083	31,991,871	24,140,693	115,897,646	73,038,917

V) Derivatives Financial Instruments by Trade Market

				Bank
				Notional
			06/30/2019	06/30/2018
	Exchange (1)	Over the Counter (2)	Total	Total
Swap	239,672,788	118,518,042	358,190,830	210,469,223
Options	634,384,385	13,975,432	648,359,817	125,434,454
Futures Contracts	462,532,893	-	462,532,893	372,263,377
Forward Contracts and Others	4,767,039	111,126,697	115,893,737	73,033,827

			Consolidated
				Notional
			06/30/2019	06/30/2018
	Exchange (1)	Over the Counter (2)	Total	Total
Swap	239,672,788	165,215,970	404,888,758	262,999,149
Options	634,384,385	20,013,523	654,397,908	129,034,822
Futures Contracts	463,019,907	-	463,019,907	372,840,333
Forward Contracts and Others	4,767,039	111,130,607	115,897,646	73,038,917

(1) Includes amount traded with the B3.

(2) Composed by operations that are included in Clearing Houses, according to the regulation of the Bacen.

VI) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

Credit derivatives refer to the exchange of the return of the reference obligation by a cash flow and in which, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the restated amount  and the fair value (market value) of the reference obligation on the settlement date of the agreement.

Individual and Consolidated Financial Statements - June 30, 2019 46

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect in the calculation of Required Stockholders' Equity.

		06/30/2019		06/30/2018

	Nominal Value		Nominal Value
	Retained Risk	Nominal Value	Retained Risk	Nominal Value
	Total Rate of Return Swap	Transferred Risk -	Total Rate of Return Swap	Transferred Risk -
		Credit Swap		Credit Swap
Credit Swaps	2,315,920	574,830	-	-
Total	2,315,920	574,830	-	-

Value referring to the premium paid on CDS for use as collateral (transfer of risks) in the amount of R$525.

The PLE effect on received risk was R$92,637.

During the period there was no occurrence of credit event related to the events generated by the contracts.

		06/30/2019

	Over
Maximum Potential for Future Payments - Gross	12 Months	Total
Per Instrument
CDS	2,315,920	2,315,920
Total	2,315,920	2,315,920
Per Risk Classification
Below Investment Grade	2,315,920	2,315,920
Total	2,315,920	2,315,920
Per Reference Entity
Brazilian Government	2,315,920	2,315,920
Total	2,315,920	2,315,920

VII) Hedge Accounting

The effectiveness determined for the hedge portfolio is in accordance with Bacen Circular 3,082 / 2002 and the following hedge accounting structures were established:

VII.I) Market Risk Hedge

The Bank's market risk hedging strategies consist of a hedge of exposure to variation in market risk, in receipts and interest payments related to assets and liabilities recognized.

The Bank's market risk hedging methodology segregates transactions by risk factor (eg, real / dollar exchange rate risk, fixed interest rate risk in Reais, dollar exchange rate risk, inflation, interest rate risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared to pre-established internal limits.

To protect the market risk variation in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts relating to fixed assets and liabilities.

The Bank applies the market risk hedge as follows:

Individual and Consolidated Financial Statements - June 30, 2019 47

• Designates Foreign Currency + Coupon Versus% CDI and Pre - Real Interest Rate as a derivative instrument in Hedge Accounting structures, with foreign currency loan operations being the object of such transactions.

• The Bank has a portfolio of credit assets denominated in US dollars at the fixed rate in the balance sheet of Santander EFC, whose operations are recorded in Euro. As a way of managing this mismatch, the Bank designates each Euro Floating Foreign Currency swap versus Fixed Dollar as the market risk hedge of the corresponding loan.

• The Bank has a portfolio of assets indexed to the Euro and traded at the Cayman branch. In the transaction, the value of the asset in Euro will be converted to the Dollar by the rate of the exchange contract of the transaction. As from the conversion, the principal amount of the funding, already expressed in US dollars, will be adjusted by the CDI or Pre-Fixed rate. The assets will be covered with Swap Cross Currency in order to cross the risk in Euro for LIBOR + Coupon.

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the Financial assets portfolio measured through Other Comprehensive Income. To manage this mismatch, the entity contracts DI futures on the Stock Exchange and designates them as a derivative instrument in a hedge accounting framework.

• The Bank has a risk to the IPCA index generated by debenture in the portfolio of securities available for sale. To manage this mismatch, it contracts IPCA (DAP) futures on the Stock Exchange and designates them as a derivative instrument in a Hedge Accounting structure.

• Santander Leasing has a pre-fixed interest rate risk generated by government securities (NTN-F) in the portfolio of available-for-sale securities. To manage this mismatch, the Entity contracts interest swaps and designates them as a derivative instrument in an Accounting Hedge structure.

In market risk hedging, the results, both on hedging instruments and on the objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

						Bank
						06/30/2019
			Hedge Instruments			Hedge Objects
		Adjustment			Adjustment
Strategies	Liability	to Fair Value	Fair Value	Liability	to Fair Value	Fair Value
Swap Contracts	2,008,083	1,892	2,009,975	2,006,747	(4,095)	2,002,652
Credit Operations Hedge	1,467,810	(8,362)	1,459,448	1,368,643	9,234	1,377,877
Securities Hedge	540,273	10,254	550,527	638,104	(13,330)	624,775
Future Contracts	48,556,780	-	48,556,780	51,086,198	2,613,934	53,700,132
Securities Hedge	48,556,780	-	48,556,780	51,086,198	2,613,934	53,700,132

						Bank
						06/30/2018
			Hedge Instruments			Hedge Objects
		Adjustment			Adjustment
Strategies	Liability	to Fair Value	Fair Value	Liability	to Fair Value	Fair Value
Swap Contracts	1,829,947	109,111	1,939,058	1,828,876	87,285	1,916,161
Credit Operations Hedge	683,112	72,567	755,679	686,410	57,175	743,585
Securities Hedge	1,146,835	36,544	1,183,379	1,142,466	30,110	1,172,576
Future Contracts	41,286,091	-	41,286,091	44,130,671	(205,941)	43,924,730
Securities Hedge	41,286,091	-	41,286,091	44,130,671	(205,941)	43,924,730

Individual and Consolidated Financial Statements - June 30, 2019 48

						Consolidated
						06/30/2019
			Hedge Instruments			Hedge Objects
		Adjustment			Adjustment
Strategies	Liability	to Fair Value	Fair Value	Liability	to Fair Value	Fair Value
Swap Contracts	3,830,429	79,471	3,909,900	3,844,944	57,913	3,902,857
Credit Operations Hedge	1,697,429	5,235	1,702,664	1,610,649	11,144	1,621,793
Securities Hedge	2,133,000	74,236	2,207,236	2,234,295	46,769	2,281,064
Future Contracts	48,556,780	-	48,556,780	51,086,198	2,613,934	53,700,132
Securities Hedge	48,556,780	-	48,556,780	51,086,198	2,613,934	53,700,132

						Consolidated
						06/30/2018
			Hedge Instruments			Hedge Objects
		Adjustment			Adjustment
Strategies	Liability	to Fair Value	Fair Value	Liability	to Fair Value	Fair Value
Swap Contracts	3,908,082	140,447	4,048,529	3,921,249	65,014	3,986,263
Credit Operations Hedge	1,152,249	115,180	1,267,429	1,166,387	50,668	1,217,055
Securities Hedge	2,755,833	25,267	2,781,100	2,754,862	14,346	2,769,208
Future Contracts	41,286,091	-	41,286,091	44,130,671	(205,941)	43,924,730
Securities Hedge	41,286,091	-	41,286,091	44,130,671	(205,941)	43,924,730

(*) The Bank operates some Hedge Accounting strategies, hedging assets from its portfolio (object), regards that, the table is presented showing the liability amounts from the respective instruments. For structures whose objects are futures, the table is presented showing the balance of the daily adjustment, registered in the suspense accounts.

VII.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of a hedge of exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes of unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• It contracts fixed and floating dollar indexed swaps in Reais / Euro floating and designates them as a derivative instrument in a Cash Flow Hedge structure, with the purpose of protecting floating rate indexed loans and negotiated with third parties through agency in Cayman and securities held to maturity of Brazilian foreign debt securities.

• Contracts DDI + DI Futures (DIY Futures) and designates them as a derivative instrument in a Cash Flow Hedge structure, the object of which in this relation is part of the Bank's credit portfolio in Dollars and Promissory Notes in the portfolio of securities available for sale.

• The Bank has post-fixed interest rate risk generated by public securities (LFT) in the portfolio of available-for-sale securities, which present expected cash flows subject to Selic variations over their duration. To manage these oscillations, it contracts DI futures on the Stock Exchange and designates them as a derivative instrument in a Hedge Accounting structure.

• Banco RCI Brasil S.A., has hedge operations whose purpose is funding with financial letters (LF), bills of exchange (LC) and Interbank Deposit Certificates (CDI).

In cash flow hedge, the effective portion of the variation in the hedging instrument is temporarily recognized in shareholders' equity under the heading of equity valuation adjustments until the forecasted transactions occur, when that portion is recognized in the statement of income. The non effective portion of the variation in the value of exchange rate hedge derivatives is recognized directly in the statements of income. In the first semester of 2019 no result was recorded relating to ineffective portion, in 2018 was recorded on results expense of R$1,415.

Individual and Consolidated Financial Statements - June 30, 2019 49

				Bank
				06/30/2019
			Hedge Instruments	Hedge Objects
		Adjustment
Strategies	Liability	to Fair Value	Fair Value	Asset
Swap Contracts	2,307,383	(784,955)	1,522,428	1,459,154
Credit Operations Hedge	1,254,294	(664,166)	590,128	615,159
Securities Hedge	1,053,089	(120,789)	932,300	843,995
Future Contracts	49,164,979	-	44,961,780	20,310,138
Credit Operations Hedge (2)	44,961,780	-	44,961,780	16,310,320
Securities Hedge	4,203,199	-	-	3,999,819

				Bank
				06/30/2018
			Hedge Instruments	Hedge Objects
		Adjustment
Strategies	Liability	to Fair Value	Fair Value	Asset
Swap Contracts	1,314,347	(80,346)	1,234,001	1,151,009
Credit Operations Hedge	254,773	(5,907)	248,866	245,369
Securities Hedge	1,059,574	(74,439)	985,135	905,640
Future Contracts	57,157,366	-	57,157,366	27,554,378
Credit Operations Hedge (1)	51,662,413	-	51,662,413	20,682,847
Securities Hedge	5,494,953	-	5,494,953	6,871,531

				Consolidated
				06/30/2019
			Hedge Instruments	Hedge Objects
		Adjustment
Strategies	Liability	to Fair Value	Fair Value	Asset
Swap Contracts	8,063,898	(591,517)	7,472,381	7,639,038
Credit Operations Hedge	1,632,850	(627,696)	1,005,154	990,189
Securities Hedge	1,053,089	(120,789)	932,300	843,995
Funding Hedge	5,377,960	156,967	5,534,927	5,804,854
Future Contracts	49,164,979	-	49,164,979	20,310,138
Credit Operations Hedge (1)	44,961,780	-	44,961,780	16,310,320
Securities Hedge	4,203,199	-	4,203,199	3,999,819

				Consolidated
				06/30/2018
			Hedge Instruments	Hedge Objects
		Adjustment
Strategies	Liability	to Fair Value	Fair Value	Asset
Swap Contracts	5,647,747	59,080	5,706,827	6,399,923
Credit Operations Hedge	945,755	115,124	1,060,879	1,411,660
Securities Hedge	1,059,574	(74,439)	985,135	905,640
Funding Hedge	3,642,418	18,395	3,660,813	4,082,623
Contratos de Futuro	57,157,366	-	57,157,366	27,554,378
Credit Operations Hedge (1)	51,662,413	-	51,662,413	20,682,847
Securities Hedge	5,494,953	-	5,494,953	6,871,531

Individual and Consolidated Financial Statements - June 30, 2019 50

(*) The Bank operates some Cash Flow Hedge strategies, hedging assets from its portfolio (object), regards that, the table is presented showing the liability amounts from the respective instruments. For structures whose objects are futures, the table is presented showing the balance of the daily adjustment, registered in the suspense accounts.

(1) The updated amount of the instruments as of june 30, 2019 is R$16,708,740 (06/30/2018 - R$21,014,536).

In the Bank and Consolidated, the mark-to-market effect of swap contracts and future assets corresponds to a credit in the amount of R$338,479 (06/30/2018 - R$19,523) and is recorded in shareholders' equity , net of tax effects, of which R$55,348 as credit and will be incurred against profit in the next twelve months.

VIII) Derivative Financial Instruments - Margin Given in Guarantee

The margin given as collateral for transactions traded on B3 with its own and third party derivative financial instruments is composed of federal government securities.

		Bank		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Financial Literature of the Treasury - LFT	6,463,115	2,041,129	7,347,563	2,527,710
National Treasury Bills - LTN	432,453	3,952,581	432,453	3,950,706
National Treasury Notes - NTN	7,872,179	3,651,495	7,883,620	3,843,271
Total	14,767,747	9,645,205	15,663,636	10,321,687

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of Bacen´s Basileia Standard Method. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading. The banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Therefore, based on the nature of Banco Santander’s activities, the sensitivity analysis was divided by both trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM nº Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress test amounts generated by Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of June 30, 2019.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(4,381)	(62,076)	(124,152)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(2,644)	(13,676)	(27,352)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(6,754)	(135)	(269)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(5,724)	(2,358)	(4,717)
Foreign Currency	Exposures subject to Foreign Exchange	(9,284)	(232,099)	(464,198)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(1,064)	(4,601)	(9,201)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(4,600)	(47,395)	(94,790)
Shares and Indexes	Exposures subject to Change in Shares Price	(2,214)	(55,344)	(110,687)
Commodities	Exposures subject to Change in Commodity Price	(2)	(58)	(116)
Total (1)		(36,667)	(417,742)	(835,482)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 and -10 base points on the interest curves and 1% to price changes (currency and share), are considered the greatest losses per risk factor.

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Individual and Consolidated Financial Statements - June 30, 2019 51

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(41,053)	(628,168)	(1,266,290)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(31,226)	(475,414)	(767,524)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(64,912)	(417,220)	(825,183)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(12,351)	(43,011)	(76,047)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(10,383)	(152,491)	(271,313)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(1,976)	(41,372)	(66,303)
Foreign Currency	Exposures subject to Foreign Exchange	(2,442)	(61,044)	(122,087)
Total (1)		(164,343)	(1,818,719)	(3,394,747)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 and -10 base points on the interest curves and 1% to price changes (currency and share), are considered the greatest losses per risk factor.

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7.               Interbank Accounts

The amount of interbank accounts is composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses payment transactions (assets and liabilities position).

8.               Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Lending Operations	193,874,726	183,049,635	257,577,835	238,659,152
Loans and Discounted Titles	106,016,050	96,220,136	120,230,480	109,445,467
Financing	39,517,851	40,073,733	89,006,530	82,395,270
Rural and Agroindustrial - Financing	10,859,591	11,305,201	10,859,591	11,305,201
Real Estate Financing	37,481,234	35,450,160	37,481,234	35,450,160
Securities Financing	-	405	-	405
Lending Operations Related to Assignment	-	-	-	62,649
Leasing Operations	-	-	2,691,897	2,605,207
Advances on Foreign Exchange Contracts (Note 9) (1)	6,347,857	6,419,824	6,347,857	6,419,824
Other Receivables (2)	47,703,495	39,371,454	51,018,361	42,845,076
Total	247,926,078	228,840,913	317,635,950	290,529,259

(1)   Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2)   Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

Sale or Transfer Operations of Financial Assets

According to CMN Resolution nº 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

In the Bank and Consolidated, during the first semester of 2019, operations were carried out credit assignment without co-obligation in the amount of R$267,716 (06/30/2018 - R$808,224) and were recorded substantially in loans and discounted securities, classified as F risk level.

During the first half of 2019, credit assignments were fully provisioned without co-obligation in the amount of R$5,428,775 in the Bank and in the Consolidated related to credit losses operations, of which R$2,892,397 in intra-group transactions.

Individual and Consolidated Financial Statements - June 30, 2019 52

(ii) With Substantial Retention of Risks and Benefits

Since August 2016, in the Consolidated, the amount referring to the loan portfolio assigned with co-obligation started to include the operations coming from Banco PSA Finance Brasil S.A. (Banco PSA). On June 30, 2019, the present value of the operations assigned to Banco PSA was settled (06/30/2018 - R$62,649).

In September 2015, the Bank carried out assignment of credits with co-obligation related to the operations of Funded Participation (Export) in the amount of R$201,706, due in April 2019. In 2018, the loan assignment was settled.

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On June 30, 2019, the present value of the divested operations is R$85,516 (06/30/2018 - R$110,501).

These assignment operations were carried out with a co-obligation clause, and compulsory repurchase is envisaged in the following situations:

-        Contracts in default for a period exceeding 90 consecutive days;

-        Contracts subject to renegotiation;

-        Contracts subject to portability in accordance with CMN Resolution nº 3,401/2006; and

-        Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer, cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

	Bank		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Overdue	8,073,365	7,074,372	9,050,812	8,472,519
Due to:
Up to 3 Months	51,896,086	69,173,971	63,042,091	79,374,448
From 3 to 12 Months	54,680,042	54,898,942	74,749,192	74,114,236
Over 12 Months	133,276,585	97,693,628	170,793,855	128,568,056
Total	247,926,078	228,840,913	317,635,950	290,529,259

c) Lease Portfolio Operations

	Bank		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Gross Investment in Leasing Operations	-	-	3,231,261	3,104,839
Lease Receivables	-	-	1,989,864	2,079,810
Unrealized Residual Values (1)	-	-	1,241,397	1,025,029
Unearned Income on Lease	-	-	(1,966,860)	(2,061,781)
Offsetting Residual Values	-	-	(1,241,397)	(1,025,029)
Leased Assets	58,257	58,915	6,661,911	6,630,731
Accumulated Depreciation	(58,257)	(58,915)	(3,329,835)	(3,408,322)
Excess Depreciation	22,039	22,348	1,250,463	1,289,355
Losses on Unamortized Lease	-	-	192,150	200,929
Advances for Guaranteed Residual Value	(22,039)	(22,348)	(2,108,072)	(2,127,776)
Other Assets	-	-	2,276	2,261
Total of Lease Portfolio at Present Value	-	-	2,691,897	2,605,207

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) in the Consolidated is R$539,364 (06/30/2018 - R$499,632).

On June 30, 2019 and 2018, there were no individually material agreements or commitments for lease contracts considered relevant.

Report per Lease Portfolio Maturity of Gross Investment

	Bank		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Overdue	-	-	5,533	11,986
Due to:
Up to 1 Year	-	-	2,546,556	1,400,540
From 1 to 5 Years	-	-	676,627	1,685,614
Over 5 Years	-	-	2,545	6,699
Total	-	-	3,231,261	3,104,839

Individual and Consolidated Financial Statements - June 30, 2019 53

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Overdue	-	-	11,9278	11,264
Due to:
Up to 1 Year	-	-	1,217,903	1,295,869
From 1 to 5 Years	-	-	1,460,194	1,293,769
Over 5 Years	-	-	1,872	4,305
Total	-	-	2,691,897	2,605,207

d) Loan Portfolio by Business Sector

		Bank		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Private Sector	247,088,974	228,545,911	316,798,578	290,234,257
Industry	50,691,014	55,737,526	51,621,680	57,624,234
Commercial	30,826,867	27,093,737	35,400,807	30,970,431
Financial Institutions	1,526,690	1,587,792	1,533,539	1,594,408
Services and Other (1)	30,843,931	33,956,563	34,177,747	37,044,889
Individuals	129,969,087	107,104,679	190,813,779	159,880,991
Credit Cards	31,462,075	25,726,706	31,462,075	25,726,706
Mortgage Loans	33,961,984	30,330,534	33,961,984	30,330,534
Payroll Loans	24,219,125	18,368,161	37,949,073	30,802,966
Financing and Vehicles Lease	2,346,083	1,968,549	47,167,964	39,755,459
Others (2)	37,979,820	30,710,729	40,272,683	33,265,326
Agricultural	3,231,385	3,065,614	3,251,026	3,119,304
Public Sector	837,103	295,002	837,372	295,002
State (3)	256,160	267,090	256,160	267,090
Municipal	580,943	27,910	581,212	27,910
Federal	-	2	-	2
Total	247,926,077	228,840,913	317,635,950	290,529,259

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

(3) Mainly includes working capital operations.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							06/30/2019
				Loan Portfolio			Allowance
Risk Level	Minimum Allowance Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	103,344,965	-	103,344,965	-	-	-
A	0.5%	70,941,788	-	70,941,788	354,709	183,176	537,885
B	1%	20,163,103	2,211,883	22,374,986	223,750	31,606	255,356
C	3%	21,271,737	2,224,329	23,496,066	704,882	622,091	1,326,973
D	10%	8,606,673	2,193,737	10,800,410	1,080,041	639,249	1,719,290
E	30%	1,980,295	1,529,920	3,510,215	1,053,065	69,760	1,122,825
F	50%	1,694,207	1,665,370	3,359,577	1,679,789	22,366	1,702,155
G	70%	763,832	1,086,149	1,849,981	1,294,987	3,094	1,298,081
H	100%	2,827,073	5,411,783	8,238,856	8,238,856	-	8,238,856
Total		231,593,673	16,323,171	247,916,844	14,630,077	1,571,342	16,201,419

Individual and Consolidated Financial Statements - June 30, 2019 54

							Bank
							06/30/2018
				Loan Portfolio			Allowance
Risk Level	Minimum Allowance Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	86,418,887	-	86,418,887	-	-	-
A	0.5%	85,725,762	-	85,725,762	428,629	314,187	742,816
B	1%	15,862,096	1,722,924	17,585,020	175,850	281,438	457,288
C	3%	9,814,455	1,858,781	11,673,236	350,197	787,055	1,137,252
D	10%	7,651,688	2,185,184	9,836,872	983,687	348,936	1,332,623
E	30%	2,923,066	1,653,167	4,576,233	1,372,870	-	1,372,870
F	50%	1,298,703	1,225,956	2,524,659	1,262,329	-	1,262,329
G	70%	841,486	954,592	1,796,078	1,257,254	-	1,257,254
H	100%	3,673,054	4,973,937	8,646,991	8,646,991	-	8,646,991
Total		214,209,197	14,574,541	228,783,738	14,477,807	1,731,616	16,209,423

							Consolidated
							06/30/2019
				Loan Portfolio			Allowance
Risk Level	Minimum Allowance Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	121,617,624	-	121,617,624	-	-	-
A	0.5%	109,957,045	-	109,957,045	549,785	203,546	753,331
B	1%	24,481,920	3,869,120	28,351,040	283,510	31,606	315,116
C	3%	22,622,059	3,661,940	26,283,999	788,520	621,477	1,409,997
D	10%	9,103,742	2,891,298	11,995,040	1,199,504	639,249	1,838,753
E	30%	2,126,177	1,914,429	4,040,606	1,212,182	69,760	1,281,942
F	50%	1,795,200	1,976,856	3,772,056	1,886,028	23,385	1,909,413
G	70%	784,211	1,308,911	2,093,122	1,465,185	3,094	1,468,279
H	100%	2,955,121	6,559,151	9,514,272	9,514,272	-	9,514,272
Total		295,443,099	22,181,705	317,624,804	16,898,986	1,592,117	18,491,103

							Consolidated
							06/30/2018
				Loan Portfolio			Allowance
Risk Level	Minimum Allowance Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	102,299,630	-	102,299,630	-	-	-
A	0.5%	120,552,090	-	120,552,090	602,760	335,781	938,541
B	1%	20,086,604	3,241,510	23,328,114	233,281	281,438	514,719
C	3%	10,932,312	3,189,419	14,121,731	423,652	787,055	1,210,707
D	10%	7,863,066	2,740,953	10,604,019	1,060,402	349,383	1,409,785
E	30%	3,008,634	1,952,151	4,960,785	1,488,236	-	1,488,236
F	50%	1,444,382	1,514,663	2,959,045	1,479,523	-	1,479,523
G	70%	851,230	1,144,200	1,995,430	1,396,801	-	1,396,801
H	100%	3,754,703	5,903,044	9,657,747	9,657,747	-	9,657,747
Total		270,792,651	19,685,940	290,478,591	16,342,402	1,753,657	18,096,059
Individual and Consolidated Financial Statements - June 30, 2019 55

(1)   Includes current and past-due operations.

(2)   The additional allowance is recognized based mainly on the expected realization of the loan portfolio, in addition to the current minimum regulatory requirements.

(3)   The total loan portfolio includes the value of a credit of R$9,234 (06/30/2018 - R$57,175) Bank and R$11,144 (06/30/2018 - R$50,667) Consolidated, related to the adjustment to fair value of loans that are being hedged, recorded in accordance with Article 5 of Circular Letter 3,624 of the Bacen of December 26, 2013 and are not included in the note of the risk levels (Note 6.b.VI.a).

f) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to 06/30/2019	01/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018

Opening Balance	16,734,154	15,867,217	18,789,123	17,461,974
Allowances Recognized	5,202,029	5,473,887	6,358,594	6,490,460
Write-offs	(5,734,764)	(5,131,681)	(6,656,614)	(5,856,375)
Closing Balance	16,201,419	16,209,423	18,491,103	18,096,059
Recoveries Credits (1)	974,926	988,719	1,035,810	1,129,176

(1)     It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting the value to R$115,368 (2018 - R$34,564) Bank and R$115,368 (2018 - R$34,564) Consolidated.

g) Renegotiated Credits

		Bank		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Renegotiated Credits	13,888,321	13,097,972	15,602,623	13,822,499
Allowance for Loan Losses	(7,897,738)	(7,618,519)	(8,317,214)	(7,835,389)
Percentage of Coverage on Renegotiated Credits	56.9%	58.2%	53.3%	56.7%

h) Loan Portfolio Concentration

				Consolidated
	06/30/2019		06/30/2018
Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	4,081,365	1.0%	5,410,538	1.4%
10 Largest	28,951,483	7.0%	29,255,268	7.8%
20 Largest	46,443,006	11.3%	45,682,132	12.1%
50 Largest	74,448,050	18.1%	73,092,263	19.4%
100 Largest	96,409,966	23.5%	96,580,776	25.7%

(1) Includes installments of credit to builders/developers.

(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.

(3) Refers to credit of derivatives risk.

9.               Foreign Exchange Portfolio

	Bank/Consolidated
	06/30/2019	06/30/2018
Assets
Rights to Foreign Exchange Sold	75,857,440	28,487,772
Exchange Purchased Pending Settlement	52,320,981	37,620,816
Advances in Local Currency	(4,256,505)	(294,762)
Income Receivable from Advances and Importing Financing (Note 8.a)	111,591	115,876
Currency and Documents Term Foreign Currency	60,996	6,089
Total	124,094,503	65,935,791
Liabilities
Exchange Sold Pending Settlement	80,816,694	35,670,665
Foreign Exchange Purchased	47,033,370	29,601,915
Advances on Foreign Exchange Contracts (Note 8.a)	(6,347,857)	(6,419,824)
Others	96	104
Total	121,502,303	58,852,860
Memorandum Accounts
Outstanding Import Credits – Foreign Currency	-	1,376,467
Confirmed Export Credits – Foreign Currency	-	833,400

Individual and Consolidated Financial Statements - June 30, 2019 56

10.             Securities Trading and Brokerage

		Bank		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Assets
Financial Assets and Pending Settlement Transactions	173,758	109,284	413,093	109,897
Clearinghouse Transactions	4,769	-	4,772	77,499
Debtors Pending Settlement	1,993	-	3,238,068	441,152
Stock Exchanges - Guarantee Deposits	188,773	54,692	188,773	54,692
Others (1)	850,946	318,500	850,945	318,501
Total	1,220,239	482,476	4,695,651	1,001,741
Liabilities
Financial Assets and Pending Settlement Transactions	346,650	682,784	3,644,181	703,594
Creditors Pending Settlement	13,868	4,392	366,275	983,938
Creditors for Loan of Shares	-	441	-	441
Clearinghouse Transactions	-	-	55,168	2,729
Records and Settlement	1,613	1,403	2,746	3,405
Others	14,012	24,561	14,019	24,564
Total	376,143	713,581	4,082,389	1,718,671

(1) Refers to deposits used as guarantee for derivatives transactions made with customers in the counter market.

11.             Deferred Taxes

a) Nature and Origin of Recorded Deferred Tax Assets

					Bank
	12/31/2018	Recognition	Realization	06/30/2019	06/30/2018
Allowance for Loan Losses	11,717,258	1,998,149	(1,788,162)	11,927,245	11,024,653
Reserve for Legal and Administrative Proceedings - Civil	1,359,671	237,169	(241,719)	1,355,121	1,092,200
Reserve for Tax Risks and Legal Obligations	1,191,066	166,380	(19,869)	1,337,577	1,391,323
Reserve for Legal and Administrative Proceedings - Labor	1,867,983	347,105	(350,553)	1,864,535	1,789,907
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,459,145	2,536,369	(2,391,539)	2,603,975	1,591,788
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	383,413	93,225	-	476,638	525,603
Accrual for Pension Plan (2)	1,109,912	565,551	(14,511)	1,660,952	856,615
Profit Sharing, Bonuses and Personnel Gratuities	410,087	338,012	(410,873)	337,226	326,441
Other Temporary Provisions (3)	3,053,048	-	(334,468)	2,718,580	3,169,116
Total Tax Credits on Temporary Differences	23,551,583	6,281,960	(5,551,694)	24,281,849	21,767,646
Tax Losses and Negative Social Contribution Bases	478,528	-	(478,528)	-	3,007,988
Social Contribution Tax - Executive Act 2,158/2001	417,464	-	(55,331)	362,133	423,730
Balance of Recorded Deferred Tax Assets	24,447,575	6,281,960	(6,085,553)	24,643,982	25,199,364

Individual and Consolidated Financial Statements - June 30, 2019 57

					Consolidated
	12/31/2018	Recognition	Realization	06/30/2019	06/30/2018
Allowance for Loan Losses	13,146,128	2,502,437	(2,082,136)	13,566,429	12,383,256
Reserve for Legal and Administrative Proceedings - Civil	1,470,536	288,165	(286,940)	1,471,761	1,218,833
Reserve for Tax Risks and Legal Obligations	1,994,094	187,252	(45,592)	2,135,754	2,349,037
Reserve for Legal and Administrative Proceedings - Labor	1,994,195	370,046	(359,217)	2,005,024	1,919,783
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,461,985	2,536,533	(2,376,733)	2,621,785	1,600,386
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	427,108	113,987	(4,012)	537,083	561,513
Accrual for Pension Plan (2)	1,119,330	570,705	(14,511)	1,675,524	861,634
Profit Sharing, Bonuses and Personnel Gratuities	452,046	369,478	(452,135)	369,389	350,612
Other Temporary Provisions (3)	3,252,458	84,118	(384,623)	2,951,953	3,543,050
Total Tax Credits on Temporary Differences	26,317,880	7,022,721	(6,005,899)	27,334,702	24,788,104
Tax Loss Carryforwards	928,752	125,514	(527,003)	527,263	3,349,795
Social Contribution Tax - Executive Act 2,158/2001	417,463	-	(55,3310)	362,133	423,729
Balance of Recorded Tax Credits	27,664,095	7,148,235	(6,588,232)	28,224,098	28,561,628

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.
(3) Composed mainly by administrative provisions nature.

On June 30, 2019, there are deferred tax assets not registered in assets in the amount of R$256,115 (06/30/2018 - R$14,077) in the Bank and R$279,856 (06/30/2018 - R$14,077) in the Consolidated, whose expectation of achievement exceeds 10 years.

The accounting record of the deferred tax assets in the Santander Brasil financial statements was made at the rates applicable to the expected period of its realization and is based on the projection of future results and a technical study prepared pursuant to CMN Resolution nº 3,059/2002, with the amendments to the Resolution CMN nº 4,441/2015.

b) Expected Realization of Recorded Tax Credits

						Bank
						06/30/2019
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2019	1,973,105	1,190,315	44,385	-	226,199	3,434,004
2020	4,199,287	2,532,508	88,770	-	135,932	6,956,499
2021	4,490,694	2,651,995	88,770	-	-	7,231,459
2022	2,214,408	1,330,388	49,294	-	-	3,594,090
2023	514,774	312,869	9,816	-	-	837,459
2024 to 2026	1,076,142	651,615	29,448	-	-	1,757,205
2027 to 2029	491,887	316,840	24,539	-	-	833,266
Total	14,960,297	8,986,530	335,022	-	362,133	24,643,982

						Consolidated
						06/30/2019
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2019	2,262,909	1,356,251	45,168	142,282	226,199	4,032,809
2020	4,684,751	2,807,790	90,335	105,484	135,934	7,824,294
2021	4,884,937	2,885,884	90,313	76,360	-	7,937,494
2022	2,441,943	1,465,505	50,814	62,691	-	4,020,953
2023	1,012,857	586,484	11,338	11,692	-	1,622,371
2024 to 2026	1,096,893	662,451	30,741	113,412	-	1,903,497
2027 to 2029	515,341	326,923	25,074	15,342	-	882,680
Total	16,899,631	10,091,288	343,783	527,263	362,133	28,224,098

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The present value of the tax credits recorded is R$22,155,321 (06/30/2018 - R$21,450,480) in the Bank and R$25,355,104 (06/30/2018 - R$24,222,721) in the Consolidated, calculated according to with the expectation of realizing the temporary differences, tax loss carryforwards, negative social contribution tax, Social Contribution 18% - MP 2,158/2001 and the average funding rate, projected for the corresponding periods.

Individual and Consolidated Financial Statements - June 30, 2019 58

12.             Other Receivables - Other

		Bank		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Notes and Credits Receivable (Note 8.a)
Credit Cards	25,212,497	20,971,033	25,336,720	21,134,949
Receivables (1)	21,581,152	17,440,054	24,771,794	20,749,760
Escrow Deposits for:
Tax Claims	4,984,206	5,114,935	6,880,338	7,464,336
Labor Claims	2,429,035	1,781,500	2,574,218	1,880,588
Others - Civil	1,209,814	1,132,364	1,470,349	1,300,717
Contract Guarantees - Former Controlling Stockholders (Note 22.i)	102,758	631,435	102,758	713,519
Recoverable Taxes	3,579,852	4,007,318	4,599,757	5,046,892
Receivables - Buyer Services	-	53,453	-	17,397
Reimbursable Payments	182,417	179,502	207,941	211,377
Salary Advances/Others	215,852	200,625	480,046	272,038
Employee Benefit Plan (Note 34)	311,969	161,840	378,510	206,965
Debtors for Purchase of Assets (Note 8.a)	500,777	353,922	500,777	353,922
Receivable from Affiliates	32,309	22,338	14,644	2,613
Others	1,484,977	937,290	2,648,816	1,917,242
Total	61,827,615	52,987,609	69,966,668	61,272,315

(1)     It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

13.             Dependences Information and Foreign Subsidiary

Branches:

Cayman

The Grand Cayman Agency is licensed under the Banks and Fiduciary Companies Act and is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman, Cayman Islands. The agency is therefore duly authorized to carry out banking business in the Cayman Islands and is currently engaged in fund raising business in the international banking and capital market to provide credit lines to Banco Santander, which are then extended to Banco Santander clients' for financing working capital and foreign trade. It also receives deposits in foreign currency from corporate clients and individuals and provides credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil.

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Brazilian Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Minister of Finance of Luxembourg on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman Agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

Subsidiary:

Banco Santander has a subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include (without eliminating transactions with related parties):

Individual and Consolidated Financial Statements - June 30, 2019 59

	Grand Cayman Branch (3)		Luxembourg Branch (3)		Santander Brasil EFC (3)
	06/30/2019	06/30/2018	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Assets	108,808,413	89,995,075	14,328,203	7,092,248	3,561,525	3,592,221
Current and Long-term Assets	108,808,413	89,995,075	14,327,897	7,092,248	3,561,525	3,592,221
Cash	7,263,557	4,247,638	122,469	13,984	65,137	352,281
Interbank Investments	17,160,861	8,350,117	1,260,548	5,043,651	2,397,285	1,260,896
Securities and Derivatives Financial Instruments	62,256,439	45,143,556	752,605	37,553	34,070	61,531
Lending Operations (1)	12,659,492	21,810,997	11,992,668	1,693,654	738,827	1,857,046
Foreign Exchange Portfolio	7,008,608	8,990,345	156,752	-	-	-
Others	2,459,456	1,452,422	42,855	303,406	326,206	60,467
Permanent Assets	-	-	306	-	-	-
Liabilities	108,808,413	89,995,075	14,328,203	7,092,248	3,561,525	3,592,221
Current and Long-term Liabilities	57,314,225	47,068,029	10,233,873	3,224,879	129,362	102,905
Deposits and Money Market Funding	11,356,130	7,545,418	1,286,884	2,130,574	28,637	40,562
Funds from Acceptance and Issuance of Securities	6,274,639	4,908,970	881,694	-	-	-
Debt Instruments Eligible to Compose Capital	9,673,047	22,803,647	7,712,219	1,092,760	-	-
Borrowings (2)	17,450,755	8,907,618	156,332	-	-	-
Foreign Exchange Portfolio	7,010,673	-	-	-	-	-
Others	5,548,981	2,902,376	196,744	1,545	100,725	62,343
Deferred Income	117	123	-	-	8,959	14,317
Stockholders' Equity	51,494,071	42,926,923	4,094,330	3,867,369	3,423,204	3,474,999
	01/01 to 06/30/2019	01/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Net Income	1,248,289	1,201,125	125,115	11,886	3,059	40,282

(1)   Refers mainly to lending and export financing operations.

(2)   Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3)   The functional currency is Real (Note 3.b).

Individual and Consolidated Financial Statements - June 30, 2019 60

14.             Investments in Affiliates and Subsidiaries

a)      Amount of Shares or Quotas Owned, Direct and Indirect Participation

					06/30/2019
		Quantity of Shares or Quotas Owned (in Thousands)		Direct	Consolidated
Investments	Activity	Common Shares and Quotas	Preferred Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,798	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio) (1)	Buying Club	174,886	-	100.00%	100.00%
Banco Bandepe S.A. (2)	Bank	3,589	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI) (3)	Financial	287,706,670	-	100.00%	100.00%
Santander CCVM (4)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Getnet S.A. (5)	Payment Institution	69,565	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap) (6)	Holding	17,114,176	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos Financeiros)(7)	Recovery of Defaulted Credits	692,834	-	100.00%	100.00%
Santander Holding Imobiliária S.A. (8)	Holding	283,781	-	100.00%	100.00%
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (9)	Tecnology	45,371	-	100.00%	100.00%
Rojo Entretenimento S.A. (10)	Other Activities	7,417	-	94.60%	94.60%
BEN Benefícios e Serviços S.A. (BEN Benefícios) (11)	Other Activities	45,001	-	100.00%	100.00%
Esfera Fidelidade S.A. (12)	Other Activities	10,001	-	100.00%	100.00%
Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super Pagamentos)	Payment Institution	90,724	-	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (13)	Bank	261,359	-	-	60.00%
Banco PSA	Bank	105	-	-	50.00%
Banco Hyundai Capital Brasil S.A. (current name of BHJV Assessoria e Consultoria Empresarial Ltda.) (14)	Bank	150,000	-	-	50.00%
Controlled by Santander Leasing
PI Distribuidora de Títulos e Valores Mobiliários S.A. (current name of Santander Finance Arrendamento Mercantil S.A.) (PI DTVM) (15)	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A. (16)	Private Pension	25,578,184	-	-	100.00%

Individual and Consolidated Financial Statements - June 30, 2019 61

					06/30/2019
		Quantity of Shares or Quotas Owned (in Thousands)		Direct	Consolidated
Investments	Activity	Common Shares and Quotas	Preferred Shares	Participation	Participation
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (8)
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.) (17)	Collection and Recover of Credit Management	140	-	-	70.00%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.) (19)
Return Gestão de Recursos S.A. (current name of Gestora de Investimentos Ipanema S.A.) (17)	Resources Management	11	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (18)	Securitization	4	-	9.72%	9.72%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (19)	Other Activities	3,859	2,953	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito) (20)	Credit Bureau	3,560	3,560	20.00%	20.00%
Campo Grande Empreendimentos Ltda. (21)	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Corretora de Seguros
Webmotors S.A. (22)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	-	-	19.81%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros) (23)	Insurance Broker	450	-	-	50.00%
Jointly Controlled by Sancap
Santander Auto S.A. (24)	Other Activities	7,500	-	-	50.00%
Controlled by Getnet S.A
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	76,276	-	-	99.99%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	6,050	-	-	100.00%
Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop) (25)	Other Activities	23,243	-	-	51.00%
Controlled by TecBan
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	530,301	-	-	19.81%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	517,505	-	-	19.81%
Controlled by Olé Consignado
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	-	60.00%
Olé Tecnologia Ltda.	Other Activities	450	-	-	60.00%
Affiliate of Banco Santander
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

Individual and Consolidated Financial Statements - June 30, 2019 62

b)      Value of Investments

	Adjusted Stockholders' Equity	Net Income Adjusted	Investments Value		Equity Accounting Results
	06/30/2019	01/01 to 06/30/2019	06/30/2019	06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Controlled by Banco Santander
Santander Leasing	5,739,409	3,066	4,509,684	4,475,950	2,409	202,030
Banco Bandepe S.A.	4,185,552	146,169	4,185,552	3,133,162	146,169	136,031
Santander Brasil EFC	3,423,205	3,059	3,423,205	3,474,999	3,059	40,282
Santander Corretora de Seguros	2,765,632	203,540	2,765,632	2,398,242	203,540	206,391
Aymoré CFI	2,098,743	617,715	2,098,743	1,716,460	617,715	270,992
Getnet S.A.	2,466,215	301,099	2,466,215	1,790,414	297,138	204,306
Goodwill on the Acquisition of Residual Participation of Getnet S.A. (5)	-	-	1,139,372	-	-	-
Banco RCI Brasil S.A.	1,223,373	93,455	488,015	466,715	37,280	39,443
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	762,529	17,641	762,295	254,534	17,659	5,915
Santander CCVM	638,406	41,796	638,406	593,081	41,795	63,168
Sancap	636,753	113,341	636,753	432,553	113,260	57,712
Santander Brasil Consórcio	368,725	96,622	368,725	239,757	96,622	65,443
Others	1,139,700	20,497	738,455	391,355	32,401	(3,584)
Total			24,221,052	19,367,222	1,609,047	1,288,129

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	06/30/2019	01/01 to 06/30/2019	06/30/2019	06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2019
Jointly Controlled Companies Directly and Indirectly by Banco Santander
TecBan	432,684	20,480	85,715	86,833	4,057	(1,752)
Gestora de Crédito	277,208	(18,280)	55,442	25,823	(3,656)	(3,690)
Webmotors S.A.	176,911	28,419	123,838	101,762	19,892	13,894
Norchem Holdings	96,362	1,302	20,959	20,668	283	320
Cibrasec	74,628	767	7,254	7,212	75	107
Norchem Participações	41,391	1,180	20,696	25,614	590	628
EBP	33,723	506	3,747	3,639	56	(1,069)
Santander Auto	15,243	177	7,620	-	89	-
PSA Corretora	1,530	458	765	1,022	229	281
Others	-	-	5,265	5,264	105	280
Total			331,301	277,837	21,720	8,999

Individual and Consolidated Financial Statements - June 30, 2019 63

(1)     At an Extraordinary General Meeting (EGM) held on April 30, 2019, a capital increase of R$79,537 was approved, the share capital of R$95,349 increased to R$174,886 composed by 174,885,602 shares with R$1,00 (one real) nominative value each.

(2)     At an EGM held on December 7, 2018, a capital increase of R$2,000,000 was approved , the share capital of R$2,787,689 increased to R$4,787,689 through the issuance of 1,405,667 (one million four hundred five thousand six hundred sixty-seven) new common shares, nominatives and without par value. The shareholder Banco Santander subscribed the fully of new common shares issued and pain-in the shares corresponding 50% of the capital share increase, being set that subscribed shares and outstanding of paind-in will be realize in term of one year counting since approving date of capital increased by Bacen.

(3)     At an EGM held on April 26, 2019, a capital increase of R$137,880 was approved, the share capital of R$726,561 increased to R$864,441 without issuance of new shares.

(4)     At an EGM held on April 26, 2019, a capital increase of R$1,689 was approved, the share capital of R$296,000 increased to R$297,689 without issuance of new shares.

(5)     In February 25, 2019, Banco Santander acquired the Minority Shares totality of GetNet S.A., corresponding 11.5% of share capital of GetNet S.A., conform “Purchase and Sale Contract’s of shares and others deals of GetNet S.A.” with approving by Bacen in February 18, 2019. (Note 36.c)

(6)     At an EGM held on April 2, 2019, a capital increase of R$200,000,000 was approved, the share capital of R$347,135 increased to R$547,135 composed by 17,114,176,389 (seventeen billion one hundred fourteen million one hundred seventy-six thousand three hundred eighty-nine) new common shares, nominative and without par value.

(7)     At an EGM held on March 23, 2018, a capital increase of R$150,000 was approved, through the issuance of 145,419,292 (one hundred forty-five million, four hundred nineteen thousand and two hundred ninety-two) new common shares, nominative and without par value, the share capital of R$120,000 increased to R$270,000. The shares issued in the capital increase were fully subscribed by the stockholder of Banco Santander. In addition, the Extraordinary General Meeting issued the denomination change of the company to Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. At the AGM held on March 31, 2019, a capital increase of R$100,000 was approved, through the issuance of 92,174,394 ( ninety-two million, one hundred seventy-four thousand and three hundred ninety-four) new common shares, nominatives and without per value, the share capital of R$270,000 increased to R$370,000. The shares issuance in reason of capital growth was fully subscribed by shareholder Santander. At an EGM held on July 25, 2019, a capital increase of R$375,000 was approved, the share capital of R$370,000 increased to R$745,000 through the issuance of 335,240,479 (three hundred third-five million two hundred fourty thousand four hundred seventy-nine) new common shares, nominative and without par value.

(8)     On May 14, 2019, the Bank Santander and your fully affiliate Santander Holding Imobiliária S.A. perform bound document with partners of Summer Empreendimentos Ltda establishing trade of purchase and sale terms of representative shares in the totality of share capital of Summer Empreendimentos. The operation conclusion is subject of new precedence conditions usual to this type of trade, including the previously authorization by BACEN (Note 36.a). At an EGM held on April 18, 2019, a capital increase of R$86,000 was approved, the share capital of R$24,500 increased to R$110,500 through the issuance of 108,271,434 (one hundred eight million two hundred seventy-one thousand four hundred thirdy-four) new common shares, nominatives and without per value. At EGM held on May 30, 2019, a capital increase of R$119,162 was approved, the share capital of R$110,500 increase to R$229,662 through the issuance of 151,009,682 (one hundred fifty-one million nine thousand six hundred eighty-two) new common shares, nominatives and without per value, at issuance's value share of R$0,7891 each.

(9)     Company acquired on February 28, 2018, on the same date, Produban Serviços de Informática S.A. was changed to Santander Brasil Tecnologia S.A. (Note 36.g). At the Extraordinary Shareholders' Meeting held on March 19, 2018, the capital increase of Santander Brasil Tecnologia SA (currently known as Produban Serviços de Informática SA) was approved in the amount of R$4,000, through the capitalization of the reserve for equalization of dividends, without changing the number of shares, the capital stock being increased from R$91,048 to R$95,048, represented by 45,371,225 (forty-five million, three hundred and seventy-one thousand, two hundred and twenty-five) common shares, nominative and without par value.

(10)   Investment transferred from non-current assets held for sale in June, 2018.

(11)   Company incorporated in June 11, 2018 (Note 36.f). At the EGM held on March 27, 2019, a capital increase of R$49,999 was approved, the share capital of R$45,001 increased to R$90,000, through the issuance of 44,999,000 (forty-four million nine hundred ninety-nine thousand) new common shares, nominative and without par value. The shareholder Banco Santander subscribed a totality of new shares issued and paid in the shares corresponding 100% of share capital increase.

(12)   Company incorporated on August 14, 2018 with the beginning of its activities in November 2018 (Note 36.d).

(13)   Stockholders representing the entire share capital of Olé Consignado, at the Extraordinary Shareholders' Meeting held on February 9, 2018, approved the increase in the capital of Olé Consignado in the amount of R$120,000, from the current R$400,000 to R$520,000, through the issuance of 57,089,392 (fifty-seven million, eighty-nine thousand, three hundred and ninety-two) common, nominative and non-par value shares fully subscribed and paid-in by the stockholders on the date of the AGE in proportion to their respective stockholdings. The capital increase was approved by the Central Bank in an order dated March 15, 2018.

(14)   The pre-operating company BHJV Assessoria e Consultoria em Gestão Empresarial Ltda., was incorporated on April 11, 2018 and transformed into Banco Hyundai Capital Brasil S.A. on December 13, 2018. Aymoré CFI, a wholly-owned subsidiary of Banco Santander , has the effective operational control of the company (Note 36.j). At the EGM held on February 19, 2019, a capital increase of R$200,000 was approved, through the issuance of 200,000,000 (two hundred million) new common shares, nominative and without par value, the share capital of R$100,000 increased to R$300,000. The shares issued as a result of the capital increase were fully subscribed by the shareholders Aymoré Financiamentos FI in the amount of R$100,000 and Hyundai Capital Services Inc. in the amount of R$100,000.

(15)   At the EGM held in May 3, 2018, the shareholders of Company approved its change into a securities distributing company, and the change of its corporate name to SI Distribuidora de Títulos e Valores Mobiliários S.A. The change process was approved by Bacen in November 21, 2018. At an Extraordinary General Meeting held on December 17, 2018, SI Distribuidora de Valores Mobiliários SA approved the change of its corporate name to PI Distribuidora de Títulos e Valores Mobiliários SA. The amendment process was approved by Bacen in January 22, 2019 (Note 36.k).

Individual and Consolidated Financial Statements - June 30, 2019 64

(16)   At an EGM held on April 2, 2019, a capital increase of R$200,000 was approved, the share capital of R$ 250,000 increased to R$450,000 through the issuance of 12,987,012,987 (twelve billion nine hundred eighty-seven million twelve thousand nine hundred eighty-seven) new common shares, nominative and without par value.

(17)   At the EGM held in July 12, 2018, was approved the change of its corporate name of Ipanema Empreendimentos e Participações S.A. to Return Capital Serviços de Recuperação de Créditos S.A. At an AGM held on July 12, 2018, was approved the change of its corporate name Gestora de Investimentos Ipanema S.A. to Return Gestão de Recursos S.A.

(18)   The Bank has a participation of less than 20%, and there is no control block in Cibrasec, and business decisions are taken jointly by the stockholders.

(19)   According to its Bylaws, EBP was formed in order to carry out projects to contribute for the brazilian economic and social development for the period of 10 years. After the conclusion of the timetable set EPB closes its activities this year of 2018. The dissolution of its rights and liquidation were aproved in the EGM held on january 29, 2018. The Company is in the process of liquidation.

(20)   Company incorporated in April 14, 2017 and it is in the pre-operational phase. Pursuant to the stockholders' agreement, the control is shared among stockholders who hold 20% of its share capital each (Note 36.i).

(21)   Participation resulting from the credit recovery from the Banco Comercial and Investimentos Sudameris S.A. incorporated in 2009 by Banco ABN AMRO Real S.A., which in the same year was incorporated into the Banco Santander (Brasil) S.A. currently partner of Campo Grande Empreendimentos Ltda. The partners are conducting the procedures for extinction of the company, whose depends on the sale of a property. Once it has been sold, the liquidation of the company and each partner will receive its share of the equity.

(22)   Although participation exceeds 50%, in accordance with the stockholder' agreement, the control is shared by Santander Corretora de Seguros and Carsales.com.  Investments PTY LTD (Carsales).

(23)   In accordance with the stockholders' agreement, the control is shared by Santander Corretora de Seguros and PSA Services LTD.

(24)   Insurance company incorporated on October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Empreendimentos e Participações S.A., submitted to Susep to obtain authorization to operate. In accordance with the shareholders' agreement, the control is shared by Sancap and HDI Seguros S.A. (Note 36.h).

(25)   Investment acquired in September 25, 2018 (Note 36.e).

(26)   mainly composed by Webmotors' qoodwill.

Individual and Consolidated Financial Statements - June 30, 2019 65

15.             Fixed Assets

				Bank
			06/30/2019	06/30/2018
	Cost	Depreciation	Net	Net
Real Estate	2,466,848	(763,313)	1,703,535	1,784,125
Land	653,065	-	653,065	655,869
Buildings	1,813,783	(763,313)	1,050,470	1,128,256
Others Fixed Assets	13,122,924	(8,831,547)	4,291,377	3,877,252
Installations, Furniture and Equipment	4,153,595	(2,226,846)	1,926,749	1,507,528
Data Processing Equipment	3,627,411	(3,166,319)	461,092	355,823
Leasehold Improvements	4,013,373	(2,593,183)	1,420,190	1,489,098
Security and Communication Equipment	822,135	(585,806)	236,329	260,073
Others	506,410	(259,393)	247,017	264,730
Total	15,589,772	(9,594,860)	5,994,912	5,661,377

				Consolidated
			06/30/2019	06/30/2018
	Cost	Depreciation	Net	Net
Real Estate	2,752,408	(794,156)	1,958,252	1,958,922
Land	720,469	-	720,469	689,254
Buildings	2,031,939	(794,156)	1,237,783	1,269,668
Others Fixed Assets	14,532,842	(9,684,345)	4,848,497	4,386,599
Installations, Furniture and Equipment	4,275,058	(2,250,495)	2,024,563	1,606,971
Data Processing Equipment	3,868,829	(3,279,135)	589,694	484,838
Leasehold Improvements	4,087,529	(2,645,029)	1,442,500	1,509,027
Security and Communication Equipment	1,789,653	(1,248,029)	541,624	520,937
Others	511,773	(261,657)	250,116	264,826
Total	17,285,250	(10,478,501)	6,806,749	6,345,521

16.             Intangibles

Bank
			06/30/2019	06/30/2018
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,419,016	(26,161,286)	257,730	309,217
Other Intangible Assets	9,786,888	(6,485,174)	3,301,714	2,980,950
Acquisition and Development of Software	6,374,090	(4,938,564)	1,435,526	1,203,692
Exclusivity Contracts for Provision of Banking Services	3,091,378	(1,266,680)	1,824,698	1,724,651
Others	321,420	(279,930)	41,490	52,607
Total	36,205,904	(32,646,460)	3,559,444	3,290,167

Consolidated
			06/30/2019	06/30/2018
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	29,106,874	(27,317,985)	1,788,889	937,218
Other Intangible Assets	10,507,444	(6,915,584)	3,591,860	3,189,341
Acquisition and Development of Software	6,952,253	(5,282,427)	1,669,826	1,390,350
Exclusivity Contracts for Provision of Banking Services	3,091,378	(1,266,680)	1,824,698	1,724,651
Others	463,813	(366,477)	97,336	74,340
Total	39,614,318	(34,233,569)	5,380,749	4,126,559

Individual and Consolidated Financial Statements - June 30, 2019 66

17.             Funding and Borrowings and Onlendings

a) Deposits

						Bank
					06/30/2019	06/30/2018
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	20,702,993	-	-	-	20,702,993	17,280,179
Savings Deposits	46,574,515	-	-	-	46,574,515	42,570,994
Interbank Deposits	-	2,473,163	2,780,343	302,100	5,555,606	7,321,155
Time Deposits (1)	83,253	52,201,663	81,859,730	65,032,755	199,177,401	179,778,220
Total	67,360,761	54,674,826	84,640,073	65,334,855	272,010,515	246,950,548

						Consolidated
					06/30/2019	06/30/2018
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	20,521,469	-	-	-	20,521,469	17,369,253
Savings Deposits	46,574,515	-	-	-	46,574,515	42,570,994
Interbank Deposits	-	1,735,015	1,234,654	882,801	3,852,470	4,198,886
Time Deposits (1)	83,253	52,227,793	81,587,871	63,401,919	197,300,837	177,610,670
Other Deposits	6,228	-	-	-	6,228	4,283
Total	67,185,465	53,962,808	82,822,525	64,284,720	268,255,518	241,754,086

(1)     Considering the maturities established in the respective applications, there is the possibility of immediate withdrawal, in advance of maturity.

b) Money Market Funding

					Bank
				06/30/2019	06/30/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	74,509,051	175,892	111,530	74,796,473	111,419,674
Government Securities	67,815,894	38,846	87,395	67,942,135	94,791,845
Debt Securities in Issue	11,833	130,223	15,891	157,947	10,415,923
Others	6,681,324	6,823	8,244	6,696,391	6,211,906
Third Parties	7,001,131	-	-	7,001,131	17,274,900
Linked to Trading Portfolio Operations	4,511,857	2,682,860	18,384,717	25,579,434	19,881,585
Total	86,022,039	2,858,752	18,496,247	107,377,038	148,576,159

					Consolidated
				06/30/2019	06/30/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	69,735,146	175,891	24,247	69,935,284	100,998,296
Government Securities	63,041,989	38,846	111	63,080,946	84,370,468
Debt Securities in Issue	11,833	130,223	15,891	157,947	10,415,923
Others	6,681,324	6,822	8,245	6,696,391	6,211,905
Third Parties	7,001,131	-	-	7,001,131	12,274,957
Linked to Trading Portfolio Operations	4,511,857	2,682,860	18,384,717	25,579,434	19,881,585
Total	81,248,134	2,858,751	18,408,964	102,515,849	133,154,838

c) Funds from Acceptance and Issuance of Securities

					Bank
				06/30/2019	06/30/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	6,726,894	33,925,001	32,905,217	73,557,112	65,050,033
Real Estate Credit Notes - LCI (1)	4,215,444	8,394,811	15,659,460	28,269,715	26,019,014
Agribusiness Credit Notes - LCA	2,428,518	9,469,046	2,370,945	14,268,509	11,332,754
Treasury Bills - LF (2)	82,932	16,061,144	13,790,158	29,934,234	27,698,265
Guaranteed Real Estate Credit Notes - LIG (3)	-	-	1,084,654	1,084,654	-
Securities Issued Abroad	516,872	2,836,593	3,803,891	7,157,356	5,079,029
Eurobonds	516,872	2,836,593	3,803,891	7,157,356	5,079,029
Funding by Structured Operations Certificates	322,914	816,792	1,890,214	3,029,920	2,252,545
Total	7,566,680	37,578,386	38,599,322	83,744,388	72,381,607

					Consolidated
				06/30/2019	06/30/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	190,922	480,756	834,422	1,506,100	1,266,039
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	7,050,703	35,163,127	35,014,834	77,228,664	68,447,499
Real Estate Credit Notes - LCI (1)	4,215,444	8,394,811	15,659,460	28,269,715	26,019,014
Agribusiness Credit Notes - LCA	2,428,518	9,469,046	2,370,944	14,268,508	11,332,754
Treasury Bills - LF (2)	406,741	17,299,270	15,899,775	33,605,786	31,095,731
Guaranteed Real Estate Credit Notes - LIG (3)	-	-	1,084,655	1,084,655	-
Securities Issued Abroad	516,872	2,802,963	3,062,664	6,382,499	5,079,029
Eurobonds	516,872	2,802,963	3,062,664	6,382,499	5,079,029
Funding by Structured Operations Certificates	322,914	816,792	1,890,214	3,029,920	2,252,545
Total	8,081,411	39,263,638	40,802,134	88,147,183	77,045,112

Individual and Consolidated Financial Statements - June 30, 2019 67

(1) LCI are fixed income securities linked with mortgages and guaranteed by mortgage-backed securities or liens on property. On June 30, 2019, they have maturities between 2019 and 2026.

(2) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On June 30, 2019, its maturities dates are between 2019 and 2025 (06/30/2018 - with maturity between 2018 and 2025).

(3) LIG are fixed income securities linked with mortgages and guaranteed by the issuer and by a pool of real estate credits separated from the other assets of the issuer. On June 30, 2019, they have maturities between 2021 and 2022.

						Bank/Consolidated
					06/30/2019	06/30/2018
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	2017	2018	USD	Zero Coupon a 2,3%	-	775,123
Eurobonds	2017	2019	USD	LIBOR 3M + 1,0%	192,054	193,216
Eurobonds	2017	2024	USD	6,9% a 10,0%	632,157	636,050
Eurobonds	2018	2018	USD	Zero Coupon a 6,3%	-	347,974
Eurobonds	2018	2019	USD	Zero Coupon - 9,0%	305,499	412,647
Eurobonds	2018	2019	USD	LIBOR 3M + 0,95%	-	19,285
Eurobonds	2018	2024	USD	0.059	-	1,351,651
Eurobonds	2018	2024	USD	0.069	-	1,205,414
Eurobonds	2018	2024	USD	6,6% a 6,7%	1,197,878	-
Eurobonds	2018	2025	USD	0.09	1,197,418	-
Eurobonds	2019	2019	USD	1,1% a 4,0%	364,882	-
Eurobonds	2019	2020	USD	1,1% a 4,0%	2,139,610	-
Eurobonds	2019	2020	USD	CDI + 6,4%	1,386	-
Eurobonds	2019	2022	USD	CDI + 6,4%	5,897	-
Eurobonds	2019	2023	USD	CDI + 6,4%	9,313	-
Eurobonds	2019	2024	USD and BRL	2,8% a 3,8%	44,419	-
Eurobonds	2019	2024	USD	CDI + 6,4%	17,534	-
Eurobonds	2019	2025	USD	CDI + 6,4%	6,748	-
Eurobonds	2019	2026	USD	CDI + 6,4%	21,538	-
Others					48,383	137,669
Total					6,382,499	5,079,029

d) Money Market Funding Expenses

		Bank		Consolidated
	01/01 to 06/30/2019	01/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018

Time Deposits (1) (2)	4,208,020	6,871,122	4,230,789	6,871,010
Savings Deposits	1,056,399	982,354	1,056,399	982,354
Interbank Deposits	258,159	391,087	105,572	111,684
Money Market Funding	5,557,542	7,081,185	5,401,585	6,472,906
Upgrade and Provisions Interest and Pension Plans and Capitalization	-	-	62,696	53,036
Acceptance and Issuance of Securities	2,395,139	574,483	2,514,675	721,936
Others (3)	298,892	284,175	341,295	285,303
Total	13,774,151	16,184,406	13,713,011	15,498,229

Individual and Consolidated Financial Statements - June 30, 2019 68

 (1) In the Bank and Consolidated, includes the record of interest in the amount of R$318,568 (2018 - R$252,376), related to the issuance of the Debt Instrument Eligible to Tier I and II Capital (Note 20).

(2) Includes exchange variation income in the amount of R$543.210 in the Bank and Consolidated (2018 – expenses with exchange variation in the amount of R$2,514,803 in the Bank and consolidated).

(3) Includes exchange variation income in the amount of R$151.561 in the Bank and Consolidated (2018 – expenses with exchange variation in the amount of R$33,221 in the Bank and Consolidated).

e) Borrowings and Onlendings

					Bank
				06/30/2019	06/30/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Foreign Borrowings	13,977,520	34,859,761	1,993,319	50,830,600	47,698,404
Import and Export Financing Lines	8,407,430	18,180,321	91,908	26,679,659	30,823,559
Other Credit Lines	5,570,090	16,679,440	1,901,411	24,150,941	16,874,845
Domestic Onlendings	1,025,078	2,784,931	8,679,902	12,489,911	14,328,628
Total	15,002,598	37,644,692	10,673,221	63,320,511	62,027,032

					Consolidated
				06/30/2019	06/30/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	11,761	32,553	26,206	70,520	120,874
Foreign Borrowings	11,580,785	34,859,761	1,993,319	48,433,865	46,438,153
Import and Export Financing Lines	8,407,430	18,180,321	91,908	26,679,659	30,823,559
Other Credit Lines	3,173,355	16,679,440	1,901,411	21,754,206	15,614,594
Domestic Onlendings	1,025,078	2,784,931	8,679,902	12,489,911	14,328,628
Total	12,617,624	37,677,245	10,699,427	60,994,296	60,887,655

In the Bank and Consolidated, the export and import financing lines are funded by foreign banks, for foreign exchange transactions purposes, related to export bills discounting and export and import pre-financing, with maturity until 2021 (06/30/2018 - until 2021) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.63% p.a. to 8.84% p.a. (06/30/2018 – from 0.37% p.a. to 9.5% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the BNDES, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

18.             Tax and Social Security

		Bank		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Deferred Tax Liabilities	4,185,244	1,950,555	4,791,695	2,427,174
Provision for Taxes and Contributions on Income	2,015,231	-	2,703,941	281,016
Taxes Payable	828,821	368,334	1,071,030	562,402
Total	7,029,296	2,318,889	8,566,666	3,270,592

a) Nature and Origin of Deferred Tax Liabilities

					Bank
	12/31/2018	Recognition	Realization	06/30/2019	06/30/2018
Adjustment to Fair Value of Trading Securities and Derivatives (1)	898,976	-	-	898,976	898,976
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	1,968,659	1,186,752	-	3,155,411	980,681
Excess Depreciation of Leased Assets	5,515	-	(22)	5,493	5,588
Others	89,896	35,468	-	125,364	65,310
Total	2,963,046	1,222,220	(22)	4,185,244	1,950,555

Individual and Consolidated Financial Statements - June 30, 2019 69

	12/31/2018				Consolidated
		Recognition	Realization	06/30/2019	06/30/2018
Adjustment to Fair Value of Trading Securities and Derivatives (1)	963,016	69,263	-	1,032,279	934,791
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	2,034,554	1,206,315	(12,474)	3,228,395	1,050,114
Excess Depreciation of Leased Assets	310,163	12,383	(4,456)	318,090	322,345
Others	169,326	46,712	(3,107)	212,931	119,924
Total	3,477,059	1,334,673	(20,037)	4,791,695	2,427,174
(1) Includes IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

				Bank
				06/30/2019
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2019	128,630	76,629	24,913	230,172
2020	265,972	158,474	49,827	474,273
2021	265,972	158,474	49,827	474,273
2022	243,938	145,802	45,707	435,447
2023	221,904	133,131	41,587	396,622
2024 to 2026	665,712	399,393	124,762	1,189,867
2027 to 2029	550,403	330,219	103,968	984,590
Total	2,342,531	1,402,122	440,591	4,185,244

				Consolidated
				06/30/2019
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2019	207,566	83,227	25,308	316,101
2020	361,260	173,083	50,617	584,960
2021	328,678	171,209	50,617	550,504
2022	302,724	156,186	46,497	505,407
2023	276,774	141,167	42,378	460,319
2024 to 2026	782,507	423,497	127,134	1,333,138
2027 to 2029	585,015	350,306	105,945	1,041,266
Total	2,844,524	1,498,675	448,496	4,791,695

19.             Subordinated Debts

On December 18, 2019, the Bacen issued approval for the repurchase of the notes issued on January 29, 2014, this approval led to the reclassification of these instruments from the line Debt Instruments Eligible to Compose Capital to Subordinated Debts. This operation settled on January, 2019.

20.             Debt Instruments Eligible to Compose Capital

On November 5, 2018, the Board of Directors approved the redemption of Level I and Level II Notes issued on January 29, 2014, in the total amount of US $ 2.5 billion. The repurchase was approved by the Central Bank on December 18, 2018. (Note 25.e).

In conjunction with the approval of the redemption of the previous notes, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance took the form of notes issued abroad, in US dollars, in the amount of US $ 2.5 billion, for payment in Level I and Level II of Reference Equity. The offering of these Notes was made outside of Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil.

On December 18, 2018, the Bank issued an approval for the Notes to comprise Level I and Level II of Banco Santander's Reference Equity as of such date. This approval led to the reclassification of these instruments from the line of Eligible Debt Instruments to Capital for Subordinated Debts (Note 19).

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

Bank/Consolidated
					06/30/2019	06/30/2018
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (2)	Total	Total
Tier I (1)	January - 14	No Maturity (Perpetual)	R$3.000	7.375%	-	4,881,660
Tier II (1)	January - 14	January - 24	R$3.000	6.000%	-	4,953,371
Tier I (3)	November - 18	No Maturity (Perpetual)	US$1.250	7.250%	4,840,415	-
Tier II (3)	November - 18	November - 28	US$1.250	6.125%	4,832,630	-
Total					9,673,045	9,835,031

Individual and Consolidated Financial Statements - June 30, 2019 70

(1)   Notes repurchased in 2019; As authorized by Bacen on December 17, 2018, as of the date of their issuance, Level I and II of PR must be excluded.

(2)   The debts of January 2014 were made by Banco Santander in Brazil, therefore, as Income Tax at source assumed by the issuer, in the form of a corresponding exchange rate, is 8.676% and 7.059% for the instruments Level I and Level II, respectively. The emissions generated from November 2018 were made through the Cayman Agency and, consequently, there is no incidence of Income Tax at Source.

(3)   Interest paid semiannually, as of May 8, 2019.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

On December 18, 2018, the Bank issued approval for the Notes to comprise Tier I and Tier II of Banco Santander's Reference Equity as of such date, as well as the repurchase of the notes issued on January 29, 2014, this approve grants in the instrument’s reclassification on the line Debt Instruments Eligible to Compose Capital (Note 19)

21.             Other Payables – Other

		Bank		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Provision Technical for Capitalization Operations	-	-	2,192,019	1,901,893
Provision Technical for Pension Operations	-	-	2,018,244	1,582,025
Payables for Credit Cards	24,592,894	20,061,634	32,002,328	30,688,719
Provision for Tax Risks and Legal Obligations (Note 22.b) (2)	4,627,532	4,320,752	6,863,406	7,071,777
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 22.b) (2)	6,470,991	5,966,168	7,044,268	6,587,446
Provision for Financial Guarantees (Note 21.a)	175,929	206,783	175,929	206,783
Employee Benefit Plans (Note 34)	4,765,473	2,641,796	4,816,901	2,657,621
Payables for Acquisition of Assets and Rights	21,667	21,120	21,667	21,120
Reserve for Tax Contingencies - Responsibility of Former Controllers (Note 22.i) (b)	101,967	622,238	101,967	704,322
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 22.i) (b)	792	9,197	792	9,197
Accrued Liabilities
Personnel Expenses	1,815,940	1,714,889	2,019,671	1,875,663
Administrative Expenses	170,011	321,089	419,326	451,364
Others Payments	40,570	35,959	132,173	137,300
Creditors for Unreleased Funds	1,026,610	1,200,940	1,026,610	1,200,940
Provision of Payment Services	505,206	457,364	505,206	457,364
Suppliers	759,651	492,164	1,583,226	1,393,942
Others (1)	5,188,576	3,637,358	7,937,365	4,876,628
Total	50,263,809	41,709,451	68,861,098	61,824,104

Individual and Consolidated Financial Statements - June 30, 2019 71

(1)   As of June 30, 2019, includes impacts of the exchange rate variation referring to Notes and on June 30, 2018 includes the effects described in note 34.a, relating to the reduction of present value of actuarial obligations.

(2)  In the first half of 2019, the Bank entered into an agreement with a former controlling shareholder, in which the Bank's liabilities became the responsibility of the Bank, with no impact on results (Notes 22.b and 22.i).

a) Provision for Financial Guarantees

The classification of the guarantees operations for the constitution of provision is based on the estimate of the involved risk. It happens due to the quality evaluation process applied to the clients and operations, using statistical model based on quantitative and qualitative information or on specialized credit analyst, which allow them to be classified according their default probabilities, based on internal and market´s objective variables (bureaus), previously identified as predictive of default probability. After this evaluation, the operations are classified according to the provisioning ratings, having as reference the CMN Resolution nº 2,682/1999. Based on the results of this analysis, amounts related to operations’ coverage are registered as provision considering the type of the guarantee, according to the requirements of CMN Resolution nº 4,512/2016.

Bank/Consolidated
		06/30/2019		06/30/2018
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	601.249	2.846	1.338.821	3.258
Linked to Bids, Auctions, Provision of Services or Execution of Works	4.266.688	12.631	3.310.185	12.498
Linked to the Supply of Goods	1.186.618	2.753	1.532.718	3.366
Linked to the Distribution of Securities by Public Offer	2.100.000	-	295.000	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	13.633.689	105.420	11.414.261	118.971
Other Guarantees	19.928	886	48.727	7.152
Other Bank Guarantees	12.159.294	50.589	15.190.129	49.121
Other Financial Guarantees	3.724.451	804	2.395.431	12.417
Total	37.691.917	175.929	35.525.272	206.783

Changes in Allowances for Financial Guarantees

Bank/Consolidated
	01/01 to 06/30/2019	01/01 to 06/30/2018
Balance at Beginning	201,410	312,373
Constitution (Note 30)	3,441	8,240
Reversal (1) (Note 30)	(28,923)	(113,830)
Balance at End	175,928	206,783

(1) Corresponds to the honored bond, change in rating and provision recorded in the allowance for doubtful accounts.

22.             Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on June 30, 2019 and 2018, no contingent assets were registered (Note 3.q).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Reserve for Tax Contingencies and Legal Obligations (Note 21)	4,627,532	4,320,752	6,863,406	7,071,777
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 21)	6,470,991	5,966,168	7,044,268	6,587,446
Labor	3,379,663	3,561,267	3,690,966	3,882,424
Civil	3,091,329	2,404,901	3,353,301	2,705,022
Total	11,098,524	10,286,920	13,907,673	13,659,223

Individual and Consolidated Financial Statements - June 30, 2019 72

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

Bank
			01/01 to 06/30/2019			01/01 to 06/30/2018
	Tax (3)	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,079,141	3,543,801	3,144,599	4,279,109	3,240,115	2,241,047
Recognition Net of Reversal (1) (4)	528,905	264,252	92,356	(17,173)	513,504	276,710
Inflation Adjustment	70,648	40,783	138,051	73,024	310,172	123,406
Write-offs Due to Payment	(51,161)	(469,174)	(283,679)	(14,208)	(502,523)	(236,262)
Balance at End	4,627,532	3,379,663	3,091,329	4,320,752	3,561,268	2,404,901
Escrow Deposits - Other Receivables	1,381,339	1,153,139	618,251	1,167,756	620,580	492,801
Escrow Deposits - Securities	15,052	19,511	27,061	19,457	15,958	9,690
Total Escrow Deposits (2)	1,396,391	1,172,650	645,312	1,187,213	636,538	502,491

Consolidated
			01/01 to 06/30/2019			01/01 to 06/30/2018
	Tax (3)	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,294,007	3,829,975	3,401,483	6,999,881	3,457,092	2,537,127
Recognition Net of Reversal (1) (4)	521,349	307,277	160,783	(38,394)	537,196	326,345
Inflation Adjustment	112,106	51,374	199,464	123,934	329,395	141,068
Write-offs Due to Payment	(64,056)	(497,660)	(408,428)	(31,691)	(533,703)	(298,416)
Change in the Scope of Consolidation/Acquisitions/ Merger/Reclassification of Societary Equity (Note 14)	-	-	-	18,048	92,480	-
Others	-	-	-	-	(36)	(1,101)
Balance at End	6,863,406	3,690,966	3,353,301	7,071,778	3,882,424	2,705,023
Escrow Deposits - Other Receivables	2,441,775	1,231,662	625,503	2,737,745	657,929	507,550
Escrow Deposits - Securities	16,071	19,511	27,061	20,749	15,958	9,690
Total Escrow Deposits (2)	2,457,846	1,251,173	652,563	2,758,494	673,887	517,240

(1) Tax risks include the constitutions of tax provisions related to lawsuits and administrative proceedings and legal obligations, recorded in the headings tax expenses, other operating income and other operating expenses IR and CSLL.

(2) Refers to the amounts of collateral deposits, limited to the amount of the provision and do not include escrow deposits related to possible and / or remote contingencies and recourse deposits.

(3) On June 30, 2018, it includes the effects of the access on the Sponsored Payments and Installments Programs from the cities of São Paulo and Rio de Janeiro and lawsuits related to IRPJ, CSLL and Social Securities Contributions related to the period from 1999 to 2005.

(4) In the first half of 2019, the Bank entered into an agreement with a former controlling shareholder, in which the Bank's liabilities became the responsibility of the Bank, with no impact on results (Notes 21 and 22.i).

d) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount in risk of lawsuits who’s the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Proceedings related to Tax and Social Security

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

PIS and Cofins - R$1,873,352 in the Bank and R$3,709,842 in the Consolidated (06/30/2018 - R$1,808,491 in the Bank and R$3,580,690 in the Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander's PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Individual and Consolidated Financial Statements - June 30, 2019 73

Increase in CSLL Tax Rate - R$110,583 in the Consolidated (06/30/2018 - R$372,504 in the Bank and R$1,028,133 in the Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. In 2018, given the classification of success and unfavorable scenario in the Courts, we opted to pay the amounts discussed, except for Companhia de Crédito, Financiamento e Investimento Renault do Brasil (RCI), because the judicial proceedings are pending of judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$737,345 (06/30/2018 - R$722,364) in the Bank and Consolidated: in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3, 2015 Bank and Santander Brasil Tecnologia (current name of Produban Serviços de Informática S.A. and Santander DTVM)  filed lawsuit aiming to cancel both tax charges on the period ended on June 30, 2019 amounting R$1,477,325 million. In June 2019 this action has been dismissed, and the resolution has been appealed to the higher court. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

Social Security Contribution (INSS) - R$277,586 in the Bank and R$277,593 in the Consolidated (06/30/2018 - R$268,772 in the Bank and R$268,780 in the Consolidated): Banco Santander and its subsidiaries  are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

Tax on Services (ISS) - Financial Institutions - R$196,032 in the Bank and R$212,574 in the Consolidated (06/30/2018 - R$211,513 in the Bank and R$226,947 in the Consolidated): Banco Santander and its subsidiaries discuss administrative and legal requirements , by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services (Note 22.h).

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

Lawsuits for Indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Economic Plans - they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants.

Individual and Consolidated Financial Statements - June 30, 2019 74

The Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Money savers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the outstanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of money savers that approved in the courts the existance of their account and balance in the birthday date of the indexes changes. The term of agreement negotiated between the parties was submitted to the STF which approved the terms of the agreement.

The Management considers that the accrued provisions are due to charge interest in accordance with the plans, including considering the agreement approved by the STF.

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible totaled R$23,369 million in Consolidated, being the main lawsuits as follow:

INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of June 30, 2019, the amounts related to these proceedings totaled approximately R$5,216 million.

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services. On June 30, 2019, the amounts related to these proceedings totaled approximately R$3,166 million.

Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue Office to grant tax relief with credits arising from overpayments. On June 30, 2019, the amounts related to these proceedings totaled approximately R$2,709 million.

Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The  infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. On November 10, 2016, the appeal was filed, prompting the Bank to lodge an appeal with CARF, which is awaiting judgment. On June 30, 2019, the balance was approximately R$1,398 million.

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of June 30, 2019, the amount related to this claim is approximately R$460 million.

Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of June 30, 2019, the amount was R$1,040 million.

Individual and Consolidated Financial Statements - June 30, 2019 75

Goodwill Amortization of Banco Sudameris - the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On June 30, 2019, the amounts related to these proceedings totaled approximately R$625 million.

IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil  Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder.  As of June 30, 2019, the amount related to this lawsuit is approximately R$302 million.

The labor claims with classification of loss risk as possible totaled R$294 million in Consolidated, excluding the lawsuits below:

Semiannual Bonus or PLR - refers to Labor claim filed in 1998 by the Banespa Retirement Association (AFABESP) claiming the payment of the semi-annual bonus contemplated in Banespa's regulation, to be distributed as long as there is a profit and provided that it is approved by the board of directors. The Bonus was not paid in 1994 and 1995, since Banespa did not make a profit these years. Partial payments were made from 1996 to 2000, as approved by the Board of Executive Officers. The statute clause was eliminated in 2001. The Regional Labor Court and the Superior Labor Court ordered that Banco Santander, as successor of Banespa, pay this semi-annual bonus for the period from 1996 to the present date. On March 20, 2019, a decision of the Federal Supreme Court (STF) rejected the extraordinary appeal filed by the Bank. Santander Brasil shall file a rescission action and / or an appeal to reverse the decision in the main proceedings and suspend procedural enforcement, a preliminary decision was granted determining the suspension of execution of the decision rendered in the records of the main act.On June 2019, a decision of the Federal Supreme Court authorized the initial phase of judges’ settlement to ascertain the amounts involved. Whatever, the previous court decision prohibits the practices of any processual act including related to their execution and remains valid until Rescission Process judgement.  Based on the opinion of its legal advisors, Management classifies the risk of loss as possible. The current court ruling does not define a specific amount to be paid by the defendants.

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$1,454 million in Consolidated, being the main lawsuits as follow:

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet.

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits, in the amounts of R$101,967, R$213 and R$579 (06/30/2018- R$622,238, R$2,598 and R$6,599) in the Bank and R$101,967, R$213 e R$579 (06/30/2018- R$704,322, R$2,598 e R$6,599) in the Consolidated, respectively, recorded in other financial liabilities (Note 21) which the responsible people were the  former controlling stockholders of the Bank and acquired companies. Based on the agreement signed, these lawsuits have guaranteed reimbursement from part of the former controllers, whose respective duties were recorded in other receivables - others (Note 12).

Individual and Consolidated Financial Statements - June 30, 2019 76

23.             Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine  billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

Thousands of Shares
			06/30/2019			06/30/2018
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	80,082	105,709	185,791	63,524	89,171	152,695
Foreign Residents	3,738,613	3,574,127	7,312,740	3,755,171	3,590,665	7,345,836
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(15,226)	(15,226)	(30,452)	(10,915)	(10,915)	(21,830)
Total Outstanding	3,803,469	3,664,610	7,468,079	3,807,780	3,668,921	7,476,701

b) Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Stockholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on: (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, since the total of dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

				06/30/2019
	In Thousands		Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (3)	1,000,000	127.5853	140.3438	267.9291
Interim Dividends (2) (3)	1,000,000	127.6399	140.4039	268.0438
Total	2,000,000

(1)   Established by the Board of Directors in March 29, 2019, Common Shares - R$108,4475, preferred - R$129,1922 e Units - R$227,7397 net of taxes and was paid in May 28, 2019, without any remuneration for monetary restatement.

(2)   Established by the Board of Directors in June 28, 2019, Common Shares - R$108,4939, preferred - R$119,3433 e Units - R$227,8373 net of taxes and will be paid in July 31, 2019, without any remuneration for monetary restatement.

(3)   The amount of interest on stockholders' equity will be fully charged to the mandatory minimum dividends to be distributed by the Bank for the year 2019.

				06/30/2018
	In Thousands		Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (3)	600,000	76.3304	83.9634	160.2938
Interim Dividends (2) (3)	600,000	76.4956	84.1451	160.6407
Total	1,200,000

(1)     Established by the Board of Directors in March 27, 2018, Common Shares - R$64,8808, preferred - R$71,3689 e Units - R$136,2497 net of taxes and was paid in April 26, 2018, without any remuneration for monetary restatement.

(2)     Established by the Board of Directors in June 26, 2018, and was paid in July 27, 2018, without any remuneration for monetary restatement.

(3)     The amount of interest on stockholders' equity was fully charged to the mandatory minimum dividends to be distributed by the Bank for the year 2018.

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Individual and Consolidated Financial Statements - June 30, 2019 77

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves; redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase; or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of stockholders remuneration.

d) Treasury Shares

In the meeting held on November 1, 2018, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 1, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,753,760 Units, representing 37,753,760 common shares and 37,753,760 preferred shares, or the ADRs, which, on December 31, 2018, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2018, the Bank held 362,227,661 common shares and 390,032,076 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 6, 2018, and will expire on November 5, 2019.

Bank/Consolidated
Shares in Thousands
	06/30/2019	06/30/2018
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Exercise	13,316	1,773
Shares Acquisitions	4,975	13,478
Payment - Share-Based Compensation	(3,065)	(4,336)
Treasury Shares at Beginning of the Exercise	15,226	10,915
Subtotal - Treasury Shares in Thousands of Reais	R$ 612,398	R$ 356,672
Issuance Cost in Thousands of Reais	R$ 2,410	R$ 219
Balance of Treasury Shares in Thousands of Reais	R$ 614,808	R$ 356,891

Cost/Share Price	Units	Units
Minimum Cost	R$ 7.55	R$ 7.55
Weighted Average Cost	R$ 31.51	R$ 27.51
Maximum Cost	R$ 49.55	R$ 36.98
Share Price	R$ 45.46	R$ 27.64

e) Consolidated Stockholders’ Equity - Unrealized Income

The consolidated stockholders’ equity is reduced mainly to unrealized income of R$43,457 (06/30/2018 - R$6,118) and long-term incentives of R$1,556. In the first half of 2019, there were realized results in the amounting of R$46,481 (2018 - R$508).

Individual and Consolidated Financial Statements - June 30, 2019 78

f) Non Controlling Interest

	Stockholders’ Equity		Non Controlling Interest
	06/30/2019	06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2019
Banco RCI Brasil S.A. (Note 14)	735,358	703,274	(56,175)	(59,435)
Olé Consignado (Note 14)	563,710	417,910	(100,304)	(60,131)
FI RN Brasil - Financiamento de Veículos (Note 2)	115,618	301,778	(6,951)	(11,295)
Getnet S.A. (Note 14)	-	232,653	(3,962)	(26,548)
Banco PSA (Note 14)	138,116	153,151	(7,717)	(5,856)
FI Direitos Creditórios RCI Brasil I (Note 2)	-	148,949	(4,117)	(7,465)
Santander FI SBAC	49,025	60,050	(1,985)	(2,017)
Banco Hyundai Capital Brasil S.A.	149,910	50,240	1,173	(241)
Ipanema Empreendimentos e Participações	-	509	-	(359)
Rojo Entretenimento S.A.	7,079	6,850	(64)	-
Return Capital Serviços de Recuperação de Créditos S.A.	862	-	(1,061)	-
Santander Leasing (Note 14)	445	442	-	(20)
Total	1,760,123	2,075,806	(181,163)	(173,367)

24.             Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution nº 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As required by CMN Resolution nº 4,193/2013, the requirement for PR in 2018 was 11.0%, composed of 8.625% of Reference Equity Minimum plus 1.875% of Capital Conservation Additional. Considering this additional, PR Level I increased to 8.375% and Minimum Principal Capital to 6.875%.

For the base year 2019, the PR requirement remains at 10.5%, including 8.0% of Minimum of Reference Equity and a further 2.5% of Capital Conservation Additional. The PR Level I reaches 8.5% and the Principal Capital Minimum 7.0%.

As a continuation the adoption of the rules established  by CMN Resolution nº 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution nº 4,280/2013.The index is calculated on a consolidated basis based on the information of Consolidated Prudential, as shown below:

	06/30/2019	06/30/2018
Tier I Regulatory Capital	67,549,985	57,152,800
Principal Capital	62,709,570	52,271,141
Supplementary Capital (Note 20)	4,840,414	4,881,660
Tier II Regulatory Capital (Note 20)	4,832,630	4,953,371
Regulatory Capital (Tier I and II)	72,382,615	62,106,171
Credit Risk (1)	371,140,824	354,413,822
Market Risk (2)	29,463,676	28,802,168
Operational Risk	46,526,950	37,372,300
Total RWA (3)	447,131,450	420,588,290
Basel I Ratio	15.11	13.59
Basel Principal Capital	14.02	12.43
Basel Regulatory Capital	16.19	14.77

(1)   Exposures to credit risk subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, dated March 4, 2013 and its subsequent complements through the wording of Circular Bacen 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.

(2)   Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (RWAjur2), price indexes (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified as trading portfolios (RWAacs), and portions for gold exposure and foreign currency transactions subject to foreign exchange (RWAcam).

(3)   Risk Weighted Assets.

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Risk Weighted Assets. A report with further details of the structure and methodology will be disclosed on the website www.ri.santander.com.br/ri.

Individual and Consolidated Financial Statements - June 30, 2019 79

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index. The Bank is in compliance with the requirements aforementioned.

25.             Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting, held on March 27, 2019 approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$400,000,000.00 (four hundred million reals) for the 2019 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the Ordinary General Meeting (OGM) accomplished on April 26, 2019.

a.1) Long Term Benefits

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs-tied to the performance of the market price of its shares, based on the achievement of certain goals (Note 34.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board and refers to the amount recognized as an expense and paid in the period ended June 30, 2019 and 2018, by Banco Santander and its subsidiaries to their directors for their positions in Banco Santander and other companies in the Santander Conglomerate.

The amounts related to Variable Remuneration and Share-based Remuneration will be paid in subsequent periods.

	01/01 to 06/30/2019	01/01 to 06/30/2018

Fixed Compensation	45,678	44,575
Variable Compensation - in cash	21,710	21,232
Variable Compensation - in shares	20,775	18,101
Others (1)	19,933	43,988
Total Short-Term Benefits	108,096	127,896
Variable Compensation - in cash	17,902	16,252
Variable Compensation - in shares	19,378	16,252
Total Long-Term Benefits	37,280	32,504
Total	145,376	160,400

(1) In the first half of 2018, the Management of Banco Santander decided to provision and settle in advance certain benefit, which was practiced by the Bank's liberality, remaining in 2019, the other benefits.

Additionally, in the first semester of 2019, charges were collected on Management compensation in the amount of R$17,431 (2018 - R$18,269).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation and its acquired benefits will be discontinued.

c) Lending Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with the legislation in force as set forth in articles 6 and 7 of CMN Resolution nº 4,693/18, article 34 of Law 6,404/76 "Law of Corporations" and the Policy for Transactions with Related Parties of Santander published on the Investor Relations website, being considered related parties:

(1)    its controllers, natural or legal persons, under the terms of art. 116 of the Law of Corporations;

(2)    its directors and members of statutory or contractual bodies;

(3)    in relation to the persons mentioned in items (i) and (ii), their spouse, companion and relatives, consanguineous or the like, up to the second degree;

(4)    natural persons with qualified equity interest in their capital;

(5)    corporate entities with qualified equity interest in their capital;

(6)    legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;

(7)    legal entities in which a Santander Financial Institution has effective operational control or preponderance in the deliberations, regardless of the equity interest; and

Individual and Consolidated Financial Statements - June 30, 2019 80

(8)    legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
	06/30/2019
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	3,156	0.1%	3,159	0.1%	6,315	0.1%
Directors (*)	4,605	0.1%	4,605	0.1%	9,210	0.1%
Others	356,488	9.3%	384,289	10.5%	740,777	9.9%
Total Outstanding	3,803,469	99.6%	3,664,610	99.6%	7,468,079	99.6%
Treasury Shares	15,226	0.4%	15,226	0.4%	30,452	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	359,644	9.4%	387,448	10.5%	747,092	10.0%

						Shares in Thousands
	06/30/2018
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
GES (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	3,696	0.1%	3,699	0.1%	7,395	0.1%
Directors (*)	5,119	0.1%	5,119	0.1%	10,238	0.1%
Others	359,745	9.4%	387,546	10.6%	747,291	10.0%
Total Outstanding	3,807,780	99.7%	3,668,921	99.7%	7,476,701	99.7%
Treasury Shares	10,915	0.3%	10,915	0.3%	21,830	0.3%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	363,441	9.5%	391,245	10.7%	754,686	10.1%
(1)   Companies of the Santander Spain Group.

(2)   Composed of Officials and Others.

(*)    None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect  in view of the interests of Banco Santander and its stockholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

Beginning in December 2018, transactions and balances with key management personnel are shown. The main transactions and balance are as follows:

Individual and Consolidated Financial Statements - June 30, 2019 81

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to 06/30/2019	06/30/2018	01/01 to 06/30/2018
	06/30/2019
Cash	298,752	-	913,820	-
Banco Santander Espanha (2)	196,421	-	892,358	-
Banco Santander (México), S.A. (4)	84,568	-	19,539	-
Banco Santander Totta, S.A. (4)	7,037	-	1,729	-
Others	10,726	-	194	-
Interbank Investments	61,715,374	2,279,350	58,229,626	2,602,209
Aymoré CFI (3)	40,734,870	1,519,557	36,994,001	1,911,098
Banco Santander Espanha (1) (2)	2,299,619	62,404	5,876,528	48,633
Banco PSA (3)	1,142,234	46,082	1,036,057	50,178
Banco RCI Brasil S.A. (3)	3,373,568	99,206	1,897,954	60,841
Banco Bandepe(3)	1,954,523	43,993	1,149,229	35,535
Olé Consignado (3)	12,005,338	507,836	11,275,857	495,924
Others	205,222	272	-	-
Securities	365,187	10,950	11,421,920	608,566
Santander Leasing (3)	365,187	10,950	11,421,920	608,566
Derivatives Financial Instruments - Net	(1,017,790)	(469,295)	315,807	273,285
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(125,517)	27,021	275,740	(57,005)
Abbey National Treasury Services Plc (Abbey National Treasury) (4)	-	-	(98,406)	(15,046)
Banco Santander Espanha (2)	(995,855)	(400,021)	70,221	122,635
Santander FI Amazonas (3)	(13,715)	35,205	(3,235)	(1,267)
Santander FI Hedge Strategies (3) (Note 2)	801,335	1,008	429,644	480,838
Getnet S.A. (Note 12) (3) (7)	-	(4,547)	-	-
Santander Hermes Multi Créd Priv Infra Fundo de Invest	91,422	102,921	-	-
Santander FI Diamantina (3)	(775,459)	(230,926)	(358,157)	(256,870)
Key Management Personnel	-	43	-	-
Interfinancial Relations	9,235,723	1,851	8,239,566	5,516
Getnet S.A. (Nota 12) (3) (7)	9,225,433	894	8,223,746	2,401
Santander Leasing (3)	10,290	958	15,820	3,115
Loan Operations	16,344	1,339	-	748
Cibrasec(5)	-	1,078	-	748
Key Management Personnel (12)	16,344	261	-	-
Dividends and Bonuses Receivables	-	-	529,767	623,256
Aymoré CFI(3)	-	-	85,564	100,664
Santander Leasing (3)	-	-	249,375	293,383
Santander CCVM (3)	-	-	31,107	36,596
Banco Bandepe(3)	-	-	163,721	192,613
Trading Account	421,901	1,075	109,301	148
Abbey National Treasury(4)	-	-	98,284	143
Banco Santander Espanha(2)	421,901	1,075	11,017	5
Foreign Exchange Portfolio - Net	99,330	(4,202)	68,809	(9,027)
Banco Santander Espanha(2)	99,330	(4,202)	68,809	(9,027)
Income Receivable	930,066	1,078,744	893,344	942,039
Zurich Santander Brasil Seguros e Previdência S.A.(8)	868,001	961,115	893,344	828,528
Zurich Santander Brasil Seguros S.A.(8)	62,066	117,630	-	113,511
Receivables from Affiliates	21,388	360,117	60,003	469,269
Santander Capitalização S.A. (3)	-	-	20,394	130,191
Aymoré CFI (3)	-	243,051	-	237,707
Santander CCVM (3)	-	26,505	-	35,589
Santander Brasil Consórcio (3)	348	9,176	299	5,400
Santander Corretora de Seguros (3)	12	15,816	-	18,143
Getnet S.A. (3) (7)	14,906	31,870	37,665	29,836
Others	6,123	33,700	1,645	12,403
Other Receivables - Others	530,124	185,078	8,944	22,926
Banco Santander Espanha(2)	497,488	-	6,296	6,972
Santander Capitalização S.A.(3)	27,177	165,225	2,191	-
Banco Santander International(4)	-	17,476	-	10,106

Individual and Consolidated Financial Statements - June 30, 2019 82

Santander Securities Services DTVM S.A. (4)	-	742	-	570
Key Management Personnel	7,411	97	-	-
Others	(1,952)	1,538	457	5,278
Deposits	(7,750,618)	93,899	(8,486,790)	(445,343)
Santander Leasing(3)	(169,533)	(6,937)	(148,439)	(111,369)
Banco Santander Espanha(2)	(13,357)	-	(265,492)	(4,415)
Aymoré CFI(3)	(1,746,182)	(141,986)	(3,294,133)	(178,583)
Zurich Santander Brasil Seguros e Previdência S.A.(8)	(14,080)	-	-	-
Zurich Santander Brasil Seguros S.A.(6)	(26,051)	-	-	-
Santander Brasil Gestão de Recursos Ltda.(4)	(291,076)	(7,629)	(96,223)	(2,867)
Sancap(3)	(101)	(3)	(10,189)	(354)
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A (Santander Brasil Asset)(4)	(22,054)	-	(16,778)	(536)
Webmotors S.A.(10)	(895)	(13)	(1,327)	(71)
Fundo de Investimento Santillana(4)	(1,350,355)	(37,181)	(1,769,528)	(56,415)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(9)	(51,221)	(1,345)	(86,808)	(391)
Banco RCI Brasil S.A. (3)	(106,285)	(752)	(124,274)	(2,954)
Santander Corretora de Seguros(3)	(5,396)	(167)	(79,576)	(3,293)
Santander Securities Services Brasil DTVM S.A.(4)	(468,267)	(14,677)	(374,845)	(11,797)
Santander Brasil Consórcio(3)	(1,220)	(33)	(1,328)	(1,097)
Santander FI Hedge Strategies(3) (Note 2)	(1,448,116)	319,802	(2,093,320)	(67,510)
Santander Capitalização S.A.(3)	(9,842)	-	(5,839)	-
Santander CCVM(3)	(8,679)	-	(3,671)	-
Santander Securities Services Brasil Participações S.A.(4)	(59,588)	(1,798)	(72,417)	(2,229)
Super Pagamentos(3)	(92,071)	(2,008)	(5,085)	-
Santander Holding Imobiliária S.A.(3)	(140)	-	(33)	(1)
Getnet S.A.(3)	(14,680)	-	(6,062)	-
Key Management Personnel	(42,120)	(982)	-	-
Others	(675,006)	(10,392)	(31,423)	(1,461)
Repurchase Commitments	(4,861,189)	(156,544)	(15,421,321)	(610,605)
Fundo de Investimento Santillana(4)	-	-	-	(579)
Santander FI Amazonas (3)	(361,873)	(7,553)	(247,219)	(7,326)
Santander FI Financial(3)	-	-	(5,682,063)	(269,237)
Santander Leasing(3)	(1,310,213)	(42,535)	(6,804,000)	(268,870)
Banco Bandepe(3)	(30,984)	(2,126)	(226,295)	(3,126)
Olé Consignado (3)	(2,010)	(46)	(549)	(10)
Santander CCVM (3)	(98,084)	(2,245)	(27,132)	(650)
Santander FI SBAC(3)	(2,247,871)	(77,518)	(1,508,771)	(34,519)
Santander FI Guarujá(3)	(370,525)	(10,264)	(269,593)	(4,349)
Santander FI Diamantina (3)	(20,000)	(1,294)	(3,159)	(1,640)
Santander Finance Arrendamento Mercantil (3)	-	-	(334,980)	(10,527)
Santander FI Unix(3)	(332,346)	(10,015)	(317,560)	(9,769)
Others	(87,283)	(2,937)	-	(3)
Key Management Personnel	-	(10)	-	-
Funds from Acceptance and Issuance of Securities	(104,945)	(2,479)	-	-
Key Management Personnel	(104,945)	(2,479)	-	-
Borrowings and Onlendings	(2,455,962)	-	(3,425,931)	-
Banco Santander Río S.A.	(59,227)	-	(2,165,679)	-
Santander Brasil EFC(3)	(2,396,735)	-	(1,260,252)	-
Dividends and Bonuses Payables	(765,198)	-	(538,608)	-
Banco Santander Espanha(2)	(118,601)	-	(83,622)	-
Sterrebeeck B.V.(2)	(403,228)	-	(284,303)	-
GES(2)(4)	(241,864)	-	(170,530)	-
Banco Madesant - Sociedade Unipessoal, S.A. (Banco Madesant)(4)	(216)	-	(153)	-
Key Management Personnel (11)	(1,289)	-	-	-
Payables from Affiliates	(120,036)	(363,827)	(68,898)	(315,729)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (4)	-	-	(21,940)	(22,216)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (3) (9)	(46)	(161,815)	(46)	(146,222)
Ingenieria de Software Bancário, S.L. (Ingeniería) (2)	-	-	(30,700)	(35,716)

Individual and Consolidated Financial Statements - June 30, 2019 83

Santander Corretora de Seguros (3)	(24,325)	(61,381)	(6,108)	(33,824)
Banco Santander Espanha (2)	(4,977)	(978)	(3,724)	(33,795)
Getnet S.A. (3)	(4,685)	(15,282)	(4,707)	(12,241)
Santander Global Technology, S.L., SOCI	(66,821)	(81,448)	-	-
Santander Securities Services Brasil DTVM S.A. (4)	(4,615)	(23,941)	(1,254)	(23,476)
Others	(14,567)	(18,983)	(419)	(8,239)
Debt Instruments Eligible to Compose Capital	(9,673,045)	(389,049)	(9,296,966)	(212,297)
Banco Santander Espanha (2) (6)	(9,673,045)	(389,049)	(9,296,966)	(212,297)
Donations	-	(8,150)	-	(7,785)
Fundação Sudameris	-	(8,150)	-	(7,785)
Other Payables - Others	(7,312,086)	(1,103,716)	(46,536)	(486,365)
Banco Santander Espanha (2)	-	(4,007)	-	(879)
GetNet (3)	(3,489,837)	(330,603)	-	-
TecBan (10)	-	(166,642)	-	(137,482)
Ingeniería (2)	-	-	-	(17,390)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (3) (9)	-	(128,414)	-	(158,777)
Produban Servicios (4)	-	-	-	(818)
Aquanima Brasil Ltda.(4)	-	(13,825)	-	(13,268)
Zurich Santander Brasil Seguros e Previdência S.A. (8)	-	-	(14,333)	-
Getnet S.A. (3)	(3,489,837)	(330,603)	(28,293)	(152,738)
Santander Securities Services Brasil DTVM S.A. (4)	-	(1,698)	(3,910)	(2,031)
Key Management Personnel	(332,385)	(125,567)	-	-
Others	(27)	(2,357)	-	(2,982)

			Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to 06/30/2019	06/30/2018	01/01 to 06/30/2018
	06/30/2019
Cash	353,163	-	1,266,101	-
Banco Santander Espanha (2)	261,558	-	1,244,639	-
Banco Santander México (4)	84,568	-	19,539	-
Banco Santander Totta, S.A. (4)	7,037	-	1,729	-
Others	-	-	194	-
Interbank Investments	2,299,619	62,506	5,876,528	48,650
Banco Santander Espanha(1)(2)	2,299,619	62,506	5,876,528	48,650
Derivatives Financial Instruments - Net	(1,156,355)	(402,501)	266,742	(3,926)
Fundo de Investimento Santillana(4)	(125,517)	27,021	275,740	(57,005)
Abbey National Treasury(4)	-	-	(98,406)	(15,046)
Banco Santander Espanha(2)	(1,030,838)	(429,565)	89,408	68,125
Key Management Personnel	-	43	-	-
Loan Operations	16,344	1,342	-	748
Cibrasec(5)	-	1,078	-	748
Key Management Personnel (12)	16,344	264	-	-
Trading Account	421,901	(12,541)	109,301	(19,137)
Banco Santander Espanha(2)	421,901	(12,541)	11,017	(19,280)
Abbey National Treasury(4)	-	-	98,284	143
Foreign Exchange Portfolio - Net	99,383	(4,685)	68,809	(9,027)
Banco Santander Espanha(2)	99,383	(4,763)	68,809	(9,027)
Banco Santander México (4)	-	-	-	-
Key Management Personnel	-	78	-	-
Dividends and Bonuses Receivables	(14)	-	-	-
Webmotors S.A(10)	(14)	-	-	-
Income Receivable	964,343	1,550,460	919,103	1,306,437
Zurich Santander Brasil Seguros e Previdência S.A. (8)	902,277	1,393,931	919,103	1,157,846
Zurich Santander Brasil Seguros S.A. (8)	62,066	156,529	-	148,591
Receivables from Affiliates	505	4,123	2,613	2,173
Isban Mexico, S.A. de C.V.(2)	122	-	122	-

Individual and Consolidated Financial Statements - June 30, 2019 84

Ingenieria (2)	-	-	192	-
Santander Securities Services Brasil DTVM S.A.(4)	-	772	-	1,851
Others	192	3,352	2,299	322
Other Receivables - Others	573,793	23,652	6,406	27,230
Banco Santander Espanha(2)	566,382	(44)	6,389	6,972
Banco Santander International(4)	-	17,476	-	10,106
Santander Securities Services Brasil DTVM S.A.(4)	-	4,255	-	4,299
Banco Santander - Chile	-	-	-	339
Santander Participações (3)	-	-	-	267
Key Management Personnel	7,411	170	-	-
Others	-	889	17	5,247
Deposits	(2,365,444)	(65,398)	(2,607,712)	(79,366)
Banco Santander Espanha(2)	(41,994)	-	(270,851)	(4,415)
Zurich Santander Brasil Seguros e Previdência S.A.(8)	(14,080)	-	-	-
Zurich Santander Brasil Seguros S.A.(8)	(26,051)	-	-	-
Isban Brasil S.A.(4)	-	-	-	(90)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(9)	-	-	-	(215)
Santander Brasil Gestão de Recursos Ltda.(4)	(291,076)	(7,629)	(96,223)	(2,867)
Fundo de Investimento Santillana(4)	(1,350,355)	(37,181)	(1,769,528)	(56,415)
Santander Brasil Asset (4)	(22,054)	-	(16,778)	(536)
Santander Securities Services Brasil DTVM S.A.(4)	(468,267)	(14,677)	(374,845)	(11,797)
Santander Securities Services Brasil Participações S.A.(4)	(59,588)	(1,798)	(72,417)	(2,229)
Gestora de Inteligência de Crédito(5)	(42,701)	(3,082)	(2,250)	(663)
Webmotors S.A.(10)	(895)	(13)	(1,327)	(71)
Key Management Personnel	(42,128)	(982)	-	-
Others	(6,255)	(35)	(3,493)	(69)
Repurchase Commitments	-	-	-	(579)
Fundo de Investimento Santillana(4)	-	-	-	(579)
Funds from Acceptance and Issuance of Securities	(104,945)	(2,479)	96,133	-
Key Management Personnel	(104,945)	(2,479)	96,133	-
Borrowings and Onlendings	(59,227)	-	(2,165,679)	-
Banco Santander Espanha(2)	-	-	(2,165,679)	-
Banco Santander Río S.A.(4)	(59,227)	-	-	-
Dividendos e Bonificações a Pagar	(765,198)	-	(538,608)	-
Sterrebeeck B.V.(2)	(403,228)	-	(284,303)	-
GES(2)(4)	(241,864)	-	(170,530)	-
Banco Santander Espanha(2)	(118,601)	-	(83,622)	-
Banco Madesant(4)	(216)	-	(153)	-
Key Management Personnel (11)	(1,289)	-	-	-
Payables from Affiliates	(91,081)	(127,679)	(60,568)	(162,148)
Banco Santander Espanha(2)	(5,058)	(977)	(5,187)	(33,651)
Produban Servicios(4)	-	-	(21,940)	(22,830)
Isban Brasil S.A.(4)	-	-	-	(3,979)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(9)	-	-	-	(31,051)
Ingeniería(2)	-	-	(45,180)	(36,570)
Santander Brasil Asset(4)	(14,480)	(913)	(70)	(880)
Santander Securities Services Brasil DTVM S.A.(4)	(4,615)	(23,941)	(1,254)	(23,476)
Zurich Santander Brasil Seguros e Previdência S.A.(8)	-	-	(537)	-
Santander Global Technology, S.L., SOCI	(66,821)	(82,084)	-	-
Others	(107)	(19,764)	(880)	(9,711)
Debt Instruments Eligible to Compose Capital	(9,673,045)	(389,049)	(9,296,966)	(212,297)
Banco Santander Espanha(2)(6)	(9,673,045)	(389,049)	(9,296,966)	(212,297)
Donations	-	(9,595)	-	(9,555)
Santander Cultural	-	(775)	-	(1,500)
Fundação Sudameris	-	(8,150)	-	(7,785)
Fundação Santander	-	(670)	-	(270)
Other Payables - Others	(360,702)	(176,659)	(35,114)	(213,586)
Banco Santander Espanha (2)	(2,068)	(4,007)	-	(882)
Isban Brasil S.A.(4)	-	-	-	(26,270)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(9)	-	-	-	(5,435)
Ingeniería(2)	-	-	-	(17,390)
Produban Servicios (4)	-	-	-	(818)
Aquanima Brasil Ltda.(4)	-	(13,838)	-	(13,268)
Zurich Santander Brasil Seguros e Previdência S.A. (11)	(21,401)	(11,498)	(31,201)	(9,613)
Santander Securities Servicies Brasil DTVM S.A. (4)	-	(1,698)	(3,910)	(2,031)
TecBan(10)	-	-	-	(137,482)
Key Management Personnel	(336,734)	(144,732)	-	-
Others	(499)	(886)	(3)	(397)

Individual and Consolidated Financial Statements - June 30, 2019 85

(1)Refers to investments in foreign currency (overnight) with maturity on July 1, 2019 and interest rates of 2.35% p.a. (06/30/2018 - with maturity on January 2, 2019 and interest rates of 2.38% p.a.) maintained by the Banco Santander Brasil and its Grand Cayman Branch.

(2)Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.

(3)Direct or indirect controlled by Banco Santander.

(4)Direct or indirect controlled by Banco Santander Espanha.

(5)Jointly Controlled - Banco Santander.

(6)Refers to the portion acquired by the Controller with the PR Optimization Plan carried out in the first half of 2014.

(7)Corresponds to receivable values related to the Acquiring business.

(8)Significant Influence of Banco Santander Espanha.

(9)Company acquired on February 28, 2018, on the same date, Produban Serviços de Informática S.A. was changed to Santander Brasil Tecnologia S.A. (Note 36.f).

(10)Jointly Controlled - Santander Corretora de Seguros.

(11) Of the total dividends approved in 2019, R$1,139 is allocated to the Key Management Personnel, with the amount of the provision being paid.

(12) The balance with key management personnel refers to operations contracted before the term of the mandates.

26.             Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to 06/30/2019	01/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018

Asset Management	346,878	397,864	516,439	509,829
Checking Account Services	1,873,701	1,618,943	1,892,797	1,624,027
Lending Operations and Income from Guarantees Provided	485,154	592,126	665,565	784,533
Lending Operations	210,489	272,934	390,900	465,341
Income Guarantees Provided	274,665	319,192	274,665	319,192
Insurance Fees	1,204,946	1,087,005	1,514,185	1,337,795
Cards (Debit and Credit) and Acquiring Services	2,080,008	1,742,245	3,086,364	2,722,640
Collection	750,878	750,157	752,596	752,501
Brokerage, Custody and Placement of Securities	383,149	272,794	477,403	353,094
Others	118,596	130,253	278,416	324,406
Total	7,243,310	6,591,387	9,183,765	8,408,825

27.             Personnel Expenses

		Bank		Consolidated
	01/01 to 06/30/2019	01/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018

Compensation	1,912,978	1,912,114	2,128,141	2,083,650
Charges	678,171	774,152	793,190	864,704
Benefits	664,550	651,484	750,843	715,049
Training	25,574	24,451	28,084	26,848
Others	4,471	4,464	5,569	4,506
Total	3,285,744	3,366,665	3,705,827	3,694,757

28.              Other Administrative Expenses

		Bank		Consolidated
	01/01 to 06/30/2019	01/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018

Depreciation and Amortization (1)	1,078,880	981,025	1,351,054	1,242,880
Outsourced and Specialized Services	964,954	888,511	1,206,162	1,096,786
Communications	194,991	192,051	207,100	204,207
Data Processing	1,180,580	966,231	1,194,657	999,215
Advertising, Promotions and Publicity	205,397	190,291	299,385	231,939
Rentals	379,251	352,397	393,495	362,629
Transportation and Travel	72,323	67,478	91,862	82,904
Financial System Services	114,040	121,843	144,806	158,088
Security and Money Transport	309,572	304,460	311,110	305,241
Asset Maintenance and Upkeep	110,891	122,543	118,901	124,466
Water, Electricity and Gas	109,147	94,407	111,923	96,598
Materials	20,668	24,502	22,583	25,844
Others	246,463	180,987	409,648	285,548
Total	4,987,157	4,486,726	5,862,686	5,216,345

Individual and Consolidated Financial Statements - June 30, 2019 86

 (1) On june 30, 2019, includes investiments goodwill amortization of R$65,851 (2018 - R$26,153) in the Bank and R$177,542 (2018 - R$139,154) in the Consolidated, held on time, length and proportion of the projected results which are subject to annual verification.

29.             Tax Expenses

		Bank		Consolidated
	01/01 to 06/30/2019	01/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018

Cofins (Contribution for Social Security Financing) (1)	1,029,014	548,727	1,361,260	820,993
ISS (Tax on Services) (3)	294,777	307,571	573,589	407,773
PIS (Tax on Revenue) (1)	163,160	84,331	230,069	142,659
Others (2)	105,951	99,140	148,203	140,667
Total	1,592,902	1,039,769	2,313,121	1,512,092

(1)   Includes the constitution of deferred taxes assets PIS and Cofins on adjustment to market value of securities and derivative financial instruments.

(2)   Includes provisions updates for PIS and Cofins of Law 9,718/1998.

(3)   Includes ISS payment effected by Santander Leasing for the city of São Paulo, referring lease operations on the period between January 2014 and December 2017, in the amount of R$195.569.

30.             Other Operating Income

		Bank		Consolidated
	01/01 to 06/30/2019	01/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018

Net Income Pension and Capitalization	-	-	260,053	186,080
Reversal of Operating Provisions - Fiscal (Note 22.c) (1)	-	19,591	-	42,714
Reversal of Provision for Financial Guarantees Provided (Note 21)	25,482	105,590	25,482	105,590
Monetary Adjustment of Escrow Deposits	287,940	274,784	330,032	336,075
Recoverable Taxes	34,525	87,996	52,685	113,559
Recovery of Charges and Expenses	636,538	637,826	507,536	513,114
Monetary Variation	704,568	642,083	705,068	642,819
Others (2)	489,408	997,329	698,619	1,138,951
Total	2,178,461	2,765,199	2,579,475	3,078,902

(1)   On June 30, 2018, includes the amount of R$51,215 in the Bank and R$52,606 in the Consolidated referring to the program of installments and cash payment of tax and social security debts established by MP 783/2017 and reissues.

(2)   On June 30, 2018, it mainly includes the effect of the increase in the cost contribution established for purposes of the post-employment benefit plan in the amount of R$816,157 (note 21 and 34).

31.             Other Operating Expenses

		Bank		Consolidated
	01/01 to 06/30/2019	01/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018

Operating Provisions
Fiscal (Note 22.c)	15,878	-	933	-
Labor (Note 22.c)	264,252	513,504	307,277	537,196
Civil (Note 22.c)	92,356	276,710	160,783	326,345
Credit Cards (5)	2,145,895	1,032,007	1,706,974	1,059,492
Actuarial Losses - Pension Plan (Note 34.a)	109,879	120,355	109,097	119,489
Legal Fees and Costs	80,043	89,658	96,314	103,017
Serasa and SPC (Credit Reporting Agency)	33,118	30,603	33,983	31,365
Brokerage Fees	48,512	35,382	48,602	36,768
Commissions	242,676	229,554	853,169	804,870
Rating recoverable value (2)	-	305,864	-	305,864
Others (1)	1,521,772	1,736,160	2,257,234	2,212,072
Total	4,554,381	4,369,797	5,574,366	5,536,478

Individual and Consolidated Financial Statements - June 30, 2019 87

(1) On June 30, 2019 and 2018, mainly includes monetary restatement on provisions for judicial and administrative proceedings and legal obligations, provisions for the benefit guarantee fund and other provisions.

(2) On June 30, 2018, includes the recognition of impairment of intangible assets and property, plant and equipment recorded as a result of technical analyzes, which have shown a significant reduction in the expected future economic benefits of these assets (Note 16).

32.             Non-Operating Income

		Bank		Consolidated
	01/01 to 06/30/2019	01/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018

Result on sale of Investments	-	-	4,369	8,588
Result on Sale of Other Assets	6,573	50,567	1,111	40,248
Reversal (Recognition) of Allowance for Losses on Other Assets (1)	(1,714)	(14,675)	(119,930)	(10,574)
Expense on Assets Not in Use	(28,462)	(19,800)	(28,725)	(19,929)
Gains (Losses) of Capital	971	(2,279)	535	(2,263)
Other Income (Expenses)	37,228	7,182	31,258	11,206
Total	14,596	20,995	(111,382)	27,276

 (1) On June 30, 2019 and 2018, it mainly includes reversal of provisions for devaluations on real estate.

33.             Income Tax and Social Contribution

	Bank		Consolidated
	01/01 to 06/30/2019	01/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018

Income Before Taxes on Income and Profit Sharing	10,157,045	4,126,202	11,267,989	4,929,376
Profit Sharing (1)	(841,678)	(839,779)	(925,262)	(900,141)
Interest on Capital (2)	-	(600,000)	-	(600,000)
Unrealized Income	-	-	16,261	(284)
Income Before Taxes	9,315,367	2,686,423	10,358,988	3,428,951
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (5)	(3,726,147)	(1,208,890)	(4,143,595)	(1,543,028)
Equity in Subsidiaries (3)	643,619	299,067	8,688	(312,529)
Nondeductible Expenses, Net of Non-Taxable Income	790,087	161,324	901,833	176,895
Exchange Variation - Foreign Branches	(202,412)	2,725,675	(202,412)	2,725,675
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	27,023	283,729	60,852	265,893
Effects of Change in Rate of CSLL (4)	-	-	53,743	79,489
Other Adjustments Social Contribution Taxes 5% (5)	-	18,647	-	18,256
Other Adjustments, Including Profits Provided Abroad	24,110	225,463	(15,501)	525,427
Income and Social Contribution Taxes	(2,443,720)	2,505,015	(3,336,392)	1,936,078

(1)   The basis of calculation is the net income, after IR and CSLL.

(2)   As of January 2019, pursuant to CMN Resolution nº 4.706, the amounts related to the declared capital remuneration must be recognized against the appropriate account of retained earnings, by the net amount of the tax effects.

(3)   As a result of equity in subsidiaries are not included interest on capital received and receivable.

(4)   Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

(5)   Temporary rate increase of CSLL from September 2015 to December 2018 (Note 3.s).

Individual and Consolidated Financial Statements - June 30, 2019 88

Foreign Exchange Hedge of the Grand Cayman Branch, Luxembourg Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates two branchs, one in the Cayman Islands and one in Luxembourg, and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 13).

To protect the exposures to foreign exchange rate variations, the Bank uses derivatives and international funding. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (real) in foreign investments are nontaxable or deductible to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax results.

Tax treatment distinct from such exchange rate differences results in volatility in "Operating Income before Taxation" and in the caption "Income Taxes". Following are the effects of the operations carried out, as well as the total effect of the Currency Hedge for the year ended in June 30, 2019 and 2018:

	01/01 to 06/30/2019	01/01 to 06/30/2018
R$
Financial Operations
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Agency	(554,543)	6,566,088
Result generated by derivative contracts used as hedge	967,148	(12,462,906)
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	(44,950)	476,406
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	(367,655)	5,420,412

34.             Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions over those granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully sponsored by Banco Santander, it covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. This plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. This plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully sponsored by Banco Santander, it covers employees hired until May 22, 1975, closed and paid off.

Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, which its effective date is January 1, 2000. This plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. This plan receives contributions from the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. This plan is closed to new entrants since July 23, 2010.

Individual and Consolidated Financial Statements - June 30, 2019 89

Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans are closed to new participants prior to the acquisition of Grupo Bozano Simonsen by Banco Santander in November 1999. .

Plano Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and it is in process of extinction since June 30, 1996.

Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. This plan is closed to new entrants since March 10, 2010.

Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contribution freely chosen by participants from 2% of their salary. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. This plan is closed to new entrants since March 10, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity (EFPC) that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017. According to Portaria 389 of PREVIC, of May 8, 2018, it was approved the closure of the authorization of operation of Sanprev.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is structured as Defined Contribution and closed to new members since July 2018 as approved by PREVIC, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the first semester of 2019 was R$68,366 (2018 - R$42,697) in the Bank and R$73,271  (2018 - R$47,199) in the Consolidated.

It has 10 cases of lifetime income with benefits arising from the previous plan.

SBPREV - Santander Brasil Open Pension Plan: as from January 2, 2018, Santander started to offer this new optional supplementary pension plan for new employees hired and for employees who are not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of the Group. This new program includes the PGBL- Free Benefit Generation Plan and VGBL-Free Benefit Generator Life managed by Icatu Seguros, the Open Entity of Complementary Pension Plan, which are open for new accessions, with similar characteristics to SantanderPrevi's plan. the instituting / stipulating companies and the participants in the plans.

The appropriated values by the sponsors in the first semester of 2019 were R$2,524 (06/30/2018 – R$266) in the Bank and R$2,999 (06/30/2018 – 272) in the Consolidated.

Determination of Net Actuarial Assets (Liabilities)

			Bank
			06/30/2019
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(25,375,054)	(4,178)	(1,438,801)
Fair Value of Plan Assets	22,395,703	4,700	2,258,949
	(2,979,351)	522	820,148
Being:
Superavit	898,535	522	820,148
Deficit	(3,877,886)	-	-
Amount not Recognized as Assets	589,374	522	817,340
Net Actuarial Asset (Note 12)	309,161	-	2,808
Net Actuarial Liability (Note 21)	(3,877,886)	-	-
Contributions effected on the Actuarial Liabilities	27,827	-	127
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(109,719)	(7)	(153)
Other Equity Valuation Adjustments	(4,965,786)	511	1,999
Actual Return on Plan Assets	3,105,096	483	395,197

Individual and Consolidated Financial Statements - June 30, 2019 90

			Bank
			06/30/2018
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(19,588,667)	(4,075)	(1,356,704)
Fair Value of Plan Assets	18,252,911	4,465	1,733,896
	(1,335,756)	390	377,192
Being:
Superavit	591,345	390	377,192
Deficit	(1,927,101)	-	-
Amount not Recognized as Assets	431,740	390	374,957
Net Actuarial Asset (Note 12)	159,605	-	2,235
Net Actuarial Liability (Note 21)	(1,927,101)	-	-
Contributions effected on the Actuarial Liabilities	16,958	-	44
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(120,130)	(7)	(218)
Other Equity Valuation Adjustments	(2,895,041)	497	1,314
Actual Return on Plan Assets	227,123	190	(9,415)

			Consolidated
			06/30/2019
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(25,886,133)	(4,178)	(1,438,801)
Fair Value of Plan Assets	23,141,470	4,700	2,258,949
	(2,744,663)	522	820,148
Being:
Superavit	1,176,952	522	820,148
Deficit	(3,921,615)	-	-
Amount not Recognized as Assets	801,250	522	817,340
Net Actuarial Asset (Note 12)	375,702	-	2,808
Net Actuarial Liability (Note 21)	(3,921,615)	-	-
Contributions effected on the Actuarial Liabilities	28,111	-	127
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(108,937)	(7)	(153)
Other Equity Valuation Adjustments	(4,994,425)	511	1,999
Actual Return on Plan Assets	3,234,405	483	395,197

			Consolidated
			06/30/2018
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(19,986,318)	(4,075)	(1,356,704)
Fair Value of Plan Assets	18,817,326	4,465	1,733,896
	(1,168,992)	390	377,192
Being:
Superavit	773,934	390	377,192
Deficit	(1,942,926)	-	-
Amount not Recognized as Assets	569,204	390	374,957
Net Actuarial Asset (Note 12)	204,730	-	2,235
Net Actuarial Liability (Note 21)	(1,942,926)	-	-
Contributions effected on the Actuarial Liabilities	17,315	-	44
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(119,264)	(7)	(218)
Other Equity Valuation Adjustments	(2,932,436)	497	1,314
Actual Return on Plan Assets	186,212	190	(9,415)

Individual and Consolidated Financial Statements - June 30, 2019 91

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

			Bank
			06/30/2019
		Santander-
	Banesprev	previ	Bandeprev
Experience Plan	(223,239)	20	(6,600)
Changes in Financial Assumptions	(2,934,524)	-	-
Changes in Demographic Assumptions	-	-	-
Gain (Loss) Actuarial - Obligation	(3,157,763)	20	(6,600)
Return on Investment, Return Unlike Implied Discount Rate	2,226,438	292	310,004
Gain (Loss) Actuarial - Asset	2,226,438	292	310,004
Change in Irrecoverable Surplus	(148,597)	(305)	(302,812)

			Bank
			06/30/2018
		Santander-
	Banesprev	previ	Bandeprev
Experience Plan	(42,337)	39	(8,683)
Changes in Financial Assumptions	953,711	-	-
Changes in Demographic Assumptions	-	-	-
Gain (Loss) Actuarial - Obligation	911,374	39	(8,683)
Return on Investment, Return Unlike Implied Discount Rate	(185,549)	(12)	(92,910)
Gain (Loss) Actuarial - Asset	(185,549)	(12)	(92,910)
Change in Irrecoverable Surplus	42,971	(19)	101,784

			Consolidated
			06/30/2019
		Santander-
	Banesprev	previ	Bandeprev
Experience Plan	(225,677)	20	(6,600)
Changes in Financial Assumptions	(2,993,914)	-	-
Changes in Demographic Assumptions	-	-	-
Gain (Loss) Actuarial - Obligation	(3,219,591)	20	(6,600)
Return on Investment, Return Unlike Implied Discount Rate	2,327,751	292	310,004
Gain (Loss) Actuarial - Asset	2,327,751	292	310,004
Change in Irrecoverable Surplus	(187,003)	(305)	(302,812)

			Consolidated
			06/30/2018
		Santander-
	Banesprev	previ	Bandeprev
Experience Plan	(38,211)	39	(8,683)
Changes in Financial Assumptions	972,794	-	-
Changes in Demographic Assumptions	-	-	-
Gain (Loss) Actuarial - Obligation	934,583	39	(8,683)
Return on Investment, Return Unlike Implied Discount Rate	(255,197)	(12)	(92,910)
Gain (Loss) Actuarial - Asset	(255,197)	(12)	(92,910)
Change in Irrecoverable Surplus	98,733	(19)	101,784

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2018 and 2017, applicable to June 30, 2019 and 2018:

Plans		Duration (in Years)
	12/31/2018	12/31/2017
Banesprev
Plan I	11.35	11.26
Plan II (1)	12.82	11.51
Plan III	9.39	9.03
Plan IV	14.00	13.86
Plan V (1)	9.54	8.82
Pré-75 (1)	10.41	9.57
Meridional DCA, DAB e CACIBAN	6,37/5,79/6,79	6,41/5,82/6,87
Sanprev
Plan I	6.47	6.46
Plan II	10.83	10.94
Plan III	9.66	9.46
Bandeprev
Plan Básico	9.57	9.46
Plan Especial I	6.70	6.75
Plan Especial II	6.52	6.61
SantanderPrevi
SantanderPrevi	7.30	7.20
(1) Except for Plans II, V and Pre-75, whose duration is 06/30/2019.

Individual and Consolidated Financial Statements - June 30, 2019 92

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

HolandaPrevi’s Retirees (current corporate name of SantanderPrevi): for the health care plan Retirement has lifetime nature and is a closed group. In his termination the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered the continuity of health care plan where the employee pays 70% and the Bank pays 30% of the monthly payment. This rule lasted until December, 2002 and after this period that the employee got terminated with the status Retired Holandaprevi, he pays 100% of the health plan monthly payment.

Former Employees of Banco Real (Retiree by Circulares): it grants entitlement to healthcare to former employee of Banco Real, with lifetime benefit it was granted in the same condition as the active employee, in this case, with the same coverage and plan design.

Eligible only for basic plans and premium apartment, if the beneficiary chooses for the apartment plan he pays the difference between the plans plus the co-participation in the basic plan. Not allowed new additions of dependents. It is subsidized in 90% of the plan.

Bandeprev’s Retirees: health care plan granted to Bandeprev’s retirees as a lifetime benefit, for which Banco Santander is responsible for subsidizing 50% of the benefits of employees retired until November 27, 1998. For whom retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to a small closed group of former directors coming from Banco Sudameris, being 100% subsidized by the Bank.

Free Clinic: health care plan (free clinic) is offered for a lifetime to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard infirmary where the cost is 100% of the Foundation Sudameris.

Life Insurance for Banco Real Retirees (Life Insurance): granted for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45% of the value. It is a closed group.

Life Insurance Assistance Boxes (Life Insurance): included in the bulk of the life insurance in December 2018 the insurance of the retirees of the DCA, DAB and CACIBAN plans. This insurance was granted to retirees of the former Southern Bank, coverage was according to the choice of retiree at the time of joining the benefit. The Bank's allowance is 50% of the premium amount for the holder and some retirees have the spouse clause bearing 100% of the cost. It is a closed mass.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and fully pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are calculated using actuarial calculations based in the present value of the current cost.

				Bank
		06/30/2019		06/30/2018
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(4,862,349)	(712,139)	(3,245,421)	(714,695)
Fair Value of Plan Assets	4,686,901	-	3,537,263	-
	(175,448)	(712,139)	291,842	(714,695)
Being:
Superavit	-	-	291,842	-
Deficit	(175,448)	(712,139)	-	(714,695)
Amount not Recognized as Assets	-	-	291,842	-
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	(175,448)	(712,139)	-	(714,695)
Contributions effected on the Actuarial Liabilities	43,743	20,348	27,367	17,821
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(689)	(31,774)	766,763	(33,095)
Other Equity Valuation Adjustments	(1,066,284)	(182,358)	(794,250)	(211,709)
Actual Return on Plan Assets	819,799	-	70,664	-

				Consolidated
		06/30/2019		06/30/2018
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,075,712)	(712,139)	(3,394,370)	(714,695)
Fair Value of Plan Assets	4,892,565	-	3,699,606	-
	(183,147)	(712,139)	305,236	(714,695)
Being:
Superavit	-	-	305,236	-
Deficit	(183,147)	(712,139)	-	(714,695)
Amount not Recognized as Assets	-	-	305,236	-
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	(183,147)	(712,139)	-	(714,695)
Contributions effected on the Actuarial Liabilities	44,803	20,348	28,043	17,821
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(882)	(31,774)	784,624	(33,095)
Other Equity Valuation Adjustments	(1,045,676)	(182,358)	(782,926)	(211,709)
Actual Return on Plan Assets	855,584	-	89,592	-

Individual and Consolidated Financial Statements - June 30, 2019 93

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank
		06/30/2019		06/30/2018
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(61,083)	(366)	(62,179)	2,130
Changes in Financial Assumptions	(863,421)	-	255,960	-
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(924,503)	(366)	193,781	2,130
Return on Investment, Return Unlike Implied Discount Rate	637,331	-	(98,711)	-
Gain (Loss) Actuarial - Assets	637,331	-	(98,711)	-
Change in Irrecoverable Surplus	68,671	-	(291,842)	-

				Consolidated
		06/30/2019		06/30/2018
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(63,572)	(366)	(65,180)	2,130
Changes in Financial Assumptions	(900,333)	-	266,776	-
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(963,905)	(366)	201,595	2,130
Return on Investment, Return Unlike Implied Discount Rate	665,139	-	(86,806)	-
Gain (Loss) Actuarial - Obligation	665,139	-	(86,806)	-
Change in Irrecoverable Surplus	71,698	-	(305,236)	-

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2018 and 2017, applicable to June 30, 2019 and 2018:

		Duration (in Years)
Plans	12/31/2018	12/31/2017
Cabesp (2)	15.50	13.02
Bandepe	14.73	14.47
Free Clinic	11.04	10.88
Lifelong Directors	8.63	8.49
Circular (1)	11,72 e 10,68	12,40 e 10,15
Life Insurance	7.82	7.64

(1) The duration 11,72 (12/31/2018 - 12,40) refers to the plan of Former Employees of Banco ABN Amro and 10,68 (12/31/2018 - 10,15) to the plan of Former Employees of Banco Real.

(2) Exception Cabesp, the duration was updated to 30/06/2019.

Individual and Consolidated Financial Statements - June 30, 2019 94

c) Management of The Assets of the Plan

The main asset categories as percentage of total assets of the plan on December 31, 2018 and 2017, applicable to June 30, 2019 and 2018, were the following:

		Bank/Consolidated
	12/31/2018	12/31/2017
Equity Instruments	4.8%	4.6%
Debt Instruments	94.6%	94.7%
Real Estate	0.3%	0.4%
Others	0.3%	0.4%

d) Actuarial Assumptions Adopted

Bank/Consolidated
		06/30/2019		06/30/2018
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	7,7% (1) e 9,1%	7,9% (2) e 9,3%	10,12% (1) e 9,5%	10,17% (2) e 9,7%
Rate Calculation of Interest Under Assets to the Next Year	7,7% (1) e 9,1%	7,9% (2) e 9,3%	10,12% (1) e 9,5%	10,17% (2) e 9,7%
Estimated Long-term Inflation Rate	4.0%	4.0%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

e)  Sensitivity Analysis

The assumptions regarding rates related to the cost of medical care have a significant effect on the amounts recognized in the income statement. The change of one percentage point in health care cost rates would have the following effects:

				Sensibility
		12/31/2018		12/31/2017
	(+) 1.0%	(-) 1.0%	(+) 1.0%	(-) 1.0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities	69,961	(62,469)	57,001	(63,510)
Effect on the Present Value of Obligations	761,619	(680,061)	597,410	(665,700)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local and Globla Program

Below are the long-term compensation programs and their technical features.

Program	Plan	Liquidity Type	Vesting Period	Period of Exercise/Settlement
Local	SOP 2013 (1)	Banco Santander Brasil Shares	Jun/2013 to Jun/2016	from 06/30/2016 to 06/30/2018
Local	Long-Term Incentive Plan - Private Ultra High (2)	Money	Dec/2017 to Dec/19	On March/20 and March/21
Global	Global Long-Term – ILP CRDIV - Granted 2015 (3) (4)	Santander Global Group Shares	2015 to 2016	In 2019

(1) The Units amount to be exercised by the participants was determined according to the result of a Bank performance parameter: Total Return to Shareholder (RTA) and adjusted by the Risk-Weighted Asset Return (RORWA) and budgeted in each fiscal year. The final achievement of the plan was 89.61%.

(2 It aims the growth and profitability of the Private business and the recognition of the Participant's contribution.

(3) Subject to the achievement of the Santander Group's RTA performance indicator, comparing the Group's performance in this indicator       with respect to the main global competitors.

(4) Plans do not cause dilution of the Bank's share capital, since they are paid in shares of Bank Santander Espana

Individual and Consolidated Financial Statements - June 30, 2019 95

a) Fair Value and Plans Performance Parameters

    i.    Private Ultra High

Each participant has a target in Reais, if the indicators are reached, the target will be applied on the reference value, the first, paid in March 2020 and the second in March 2021.

Phase 1 (Reference Value)	Phase 2 (Calculation of Cash Incentive)
BAI (Earnings Before Private Segment income Tax) 2017	BAI 50%
MOL - 25% (Private Ultra High Segment Net Margin Indicator)
AUM - 25% (Private Ultra High Segment Assets Under Management Indicator)

    ii. Long-Term Incentive Global Plan CRDIV - Grant 2015

The targets of shares agreed to each participant will be obtained through the application of the coefficients in two stages: initially for eligibility verification (2015-2016) and a second time to calculate the due number of shares (2016, 2017 e 2018).

Phase 1	Phase 2
RTA versus Competitors	RTA versus Competitors
ROTE (Return on Tangible Capital) of the Bank versus Budget	ROTE Bank versus Budget
Employee Satisfaction
Clients Satisfaction
Business Link vs. Budget

Each executive has a target in Reais, which was converted into shares of the Santander Group (SAN) for a price of R$17,473, which will be delivered in 2019, with a restriction of one year after delivery.

	Number of Shares			Date of Commencement of the Period	Date of Expiry of Period
		Granted Year	Employees
2nd Long -Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	Jan-15	Dec-18
Delivered shares - mar 19 (no lockup) (1)	(138,815)	2016	Executives	Jan-15	Dec-18
Canceled shares (granted 2015)	(580,320)	2016	Executives	Jan-15	Dec-18
Balance Plans on June 30, 2019	1,055,914

b) Impact Results

The impacts on income are recorded in the Personnel Expenses line, as follows:

Phase 1	Phase 2
RTA versus Competitors	RTA versus Competitors
ROTE (Return on Tangible Capital) of the Bank versus Budget	ROTE Bank versus Budget
Employee Satisfaction
Clients Satisfaction
Business Link vs. Budget

f.2) Referenced Variable Remuneration in Shares

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferral) for payment of the variable compensation of directors and certain employees, which was approved in EGM of December 14, 2015.

The approval of the last proposal of the incentive plan (deferment) to pay the variable remuneration of administrators and certain employees occurred on October 25, 2016, as approved by the EGM held on December 21, 2016.

In this proposal, certain requirements for future deferred payment of a portion of the variable compensation due to its managers and other employees were considered, considering the long-term sustainable financial bases and adjustments in future payments based on the risks assumed and the changes in the cost of capital.

The variable Banco Santander compensation plan is divided into two programs: (i) Collective Identified and (ii) Collective Unidentified. The impacts on income are recorded in the Personnel Expenses line, as follows:

Program	Participant	Liquidity Type
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	100% cash indexed to 100% of CDI

Individual and Consolidated Financial Statements - June 30, 2019 96

35.             Risk Management Structure

Banco Santander in Brazil follows the model based on a prudent risk management. It has specialized management structure for each risks listed below, as well as an area that carries out the Integrated Risk Management of the Group, disseminates Risk Pro Culture, manages risk self-assessment and controls Risk Appetite (RAS) - which is approved by the Board of Directors -, attending the requirements of the local regulator and the international good practices, aiming to protect capital and ensure business profitability.

The fundamental principles that rule the risk governance model are:

•  All employees are responsible for the management of risk;

•  Senior Management Engagement;

•  Independence of risk control and management functions;

•  Comprehensive approach to management and control of risks;

•  Risk management and control must be based on timely, accurate and sufficiently granular management information.

A.     Credit Risk

The credit risk management is based in monitoring of credit portfolio and new credit operation indicators. Considering the economic scenario, profitability and defaults projections are estimated under control of appetite for risk. These projections are the basis for a redefinition of credit policies, which affect both the credit evaluation for a specific customer as  customers with similar profile.

Another relevant aspect is the preventive management of credit, which is fundamental in maintaining the quality of Banco Santander's portfolio. The monitoring of the customer portfolio is a daily routine of the entire commercial area, with the support of the central areas.

To measure the quality of a client’s or facility’s credit, the Bank uses its own models score/rating, made by Metodology and independent Validation areas.

On credit restructuring and recovery the Bank uses specific collection teams, which may be:

• Internal teams specializing in with direct action against defaulting clients with delays exceeding 60 days and more significant amounts; and

• External partners specializing in collecting, notifying and filing high-risk clients.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy (only credit rights), but the Santander may maintain relationships and transactional means with assigned clients.

Besides, the bank constitutes provision in accordance with the current legislation of Bacen and National Monetary System (Note 8.e).

B.     Market Risk Management

The management of the market risk consists on developing, measuring and monitoring the use of limits previously approved in internal committees, relevant to the value at risk of the portfolios, the sensitivities arising from variation in market data (interest rates, indices, prices, exchange rates, etc.), liquidity gaps, among others, which might affect the positions of Banco Santander's portfolios in the various markets where it operates.

C.     Operational Risk, Cybersecurity Risk and Internal Controls

Santander's operational risk management model is based on the market best practices and its premise is to evaluate, monitor, control and implement improvements to reduce exposure to risks and losses, in line with the risk appetite approved by the Board of Directors and we adopted the definition of the Basel Committee and Brazilian Central Bank for operational risk. Our governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to assure support the proper operational risk management.

To address cyber security, comprehensive measures have been implemented to reduce the risk of threats that affect our technology platforms and our business. Banco Santander considered the best practices established in the ISO-27002 standard as the basis for the model. These measures include, but are not limited to, access and privilege management, separation of test and production environments, network security analysis, incident management, basic hardware and software configuration, activity log correlation, security prevention and remediation. malware and security analysis of thirdparty operations.

The Internal Controls Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and compliance components and allows compliance with the requirements of regulators BACEN, CVM, B3, SUSEP and SarbanesOxley - SOX (Security Exchange Commission).

Individual and Consolidated Financial Statements - June 30, 2019 97

D.     Compliance and Reputacional Risk Management

Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, advisory, risk assessment and corporate communication of standards and regulations to be applied to each businesses area of the Banco Santander.

E.      Unit for the Prevention of Money Laundering and Financing of Terrorism

Area responsible for promoting the development of the prevention of money laundering and combating the financing of terrorism in the different business units, as well as responsible for the guidelines of the Bank's customer acceptance policy, establishes regulations, procedures and acculturation related to the subject monitors the risks inherent in the products and transactions carried out.

F.      Social and Environmental Risk

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes guidelines and consolidates specific policies for social-environmental practices used in business and stakeholder relations. These practices including social and environmental risk management, impacts and opportunities related themes, such as, adequacy in the concession or use of credit, supplier management and analysis of the social and environmental risk which is carried out through the analysis of the socio-environmental practices of wholesale and segment Empresas 3 retail clients, that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. In other to mitigate operational, capital, credit and reputational risk. Since 2009 Santander is Equator Principles signatory, which standards are applied in order to mitigate social and environmental risks when financing big projects.

The commitments assumed in the PRSA are detailed in others Bank policies, such as, the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social-Environmental Risk Policies, besides that the Private Social Investment Policy, which aims to guide the strategy of this topic and present guidelines for social programs that strengthen this strategy.

G.     Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in the capital management;

• Ensure that the capital limits established in management, risk appetite and the Risk Identification Assessment (RIA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Senior Management actively participates in capital management and that it´s recurrently informed about the behavior of capital indicators.

Santander Brasil has a director responsible for capital management, appointed by the Board of Directors. Furthermore, there is an institutional policy of capital management, which serves as a guideline for calculation, management, control and reporting of the Capital, fulfilling all the defined requirements for a capital management structure established in the Resolution 4,557/2017.

For further information, see the "Risk and Capital Management Structure - Resolution nº. 4,557 / BACEN" in "Corporate Governance" and "Risk Management" at https://www.ri.santander.com.br/

36.             Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander and its wholly owned subsidiary Santander Holding Imobiliária S.A. executed a binding agreement with the partners of Summer Empreendimentos Ltda. defining the negotiation terms for the purchase and sale of shares fully representing the capital of Summer Empreendimentos. The operation closing is subject to accomplishment of conditions precedent usual to this type of transaction, including the previous authorization by the Brazilian Central Bank.

b) Put option of equity interest in Banco Olé Bonsucesso Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Aymoré CFI. The closing of the transaction is conditioned to implementation of the proceedings set forth in the Investment Agreement.

Individual and Consolidated Financial Statements - June 30, 2019 98

c) Acquisition of residual equity interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Minority shareholders of Getnet S.A. executed an amendment to the Shares’ Sale and Purchase Agreement and Other Covenants of Getnet S.A., in which Banco Santander commits to acquire all of the Minority shareholders’ shares, corresponding to 11.5% of Getnet S.A. capital stock, per the amount of R$1,431,000. The acquisition was approved by Bacen on February 18, 2019 and closed on February 25, 2019, as a consequence Santander Brasil has become the holder of 100% of the shares representatives of the capital stock of Getnet S.A.

d) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade act in the development and management of customer loyalty programs. On November 26, 2018, Esfera Fidelidade had its capital stock increased in the amount of R$10,000, amounting the full share capital of R$10,000, divided into 10,001,000 (ten million and one thousand) nominative common shares without par value, entirely held by Banco Santander. The company started its operation in November 2018.

e) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A., through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors.

f) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios, with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards.

In the EGM held on August 1, 2018, BEN Benefícios had its capital increased in R$ 45,000, passing the capital stock to the amount of R$ 45,001, divided into 45,001,000 (forty-five million and one hundred thousand) registered common shares without par value, fully owned by Banco Santander.

In the EGM held on March 27, 2019, Santander Brasil approved the capital increase in the amount of R$44,999, totalizing R$90,000 of capital stock distributed into 90,000,000 (ninety million) common shares without par value, fully held by Santander Brasil.

BEN Benefícios started its activities in the first quarter of 2019.

g) Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A.

On February 19 and 28, 2018, Banco Santander purchased, respectively, the totality of shares of Isban Brasil, formerly held by Ingeniería de Software Bancário, S.L., and of Produban Serviços de Informática, formerly held by Produban Servicios Informáticos Generales, S.L., for the amount of R$61,078 and R$42,731, respectively. The parties involved in the transactions had Banco Santander, S.A. (Santander Spain) as common indirect controller, being such transactions carried-out under market conditions. At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33,000, through the issuance of 11,783,900 (eleven million, seven hundred and eighty-three thousand and nine hundred) shares, without par value, entirely subscribed and paid in by Banco Santander. On February 28, 2018, the company Isban Brasil was merged into Produban Serviços de Informática S.A. and on the same date, Produban Serviços de Informática had its corporate name changed to Santander Brasil Tecnologia S.A. In continuity, on February 28, 2018, Produban Servicios Informáticos Generales, S.L. (currently named Santander Global Technology, S.L.) approved the merger of the spin-off share of Produban Serviços de Informática into Produban Brasil Tecnologia e Serviços de Informática Ltda. (currently named Santander Global Technology Brasil Ltda.).

h) Formation of Santander Auto S.A.

On December 20, 2017, Banco Santander and HDI Seguros S.A. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, 2018 the partnership was approved by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), on April, 30, 2018, was approved by the Brazilian Central Bank and, on May, 15, 2018, SUSEP's prior approval was obtained. On October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Investments and Participations S.A., Sancap and HDI Seguros formed Santander Auto S.A., with capital of R$15,000. On January 9, 2019, Susep granted to Santander Auto the authorization to operate insurance throughout national territory.

Individual and Consolidated Financial Statements - June 30, 2019 99

i) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito, were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. In the EGM held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285,205, so that the capital stock increased from R$65,823 to R$351,028. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Company began operations in 2019 on a partial basis (negative and positive), and the Bank estimates that it will be fully operational by the end of 2019. The start of operation is scheduled for the second half of 2019.

j) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai and an insurance brokerage company with the purpose to provide, respectively, auto finance and financial and insurance brokerage services to clients and dealers of Hyundai in Brazil.

On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré CFI and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré CFI and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A., as well as the capital stock increase in R$99,995, passing to the amount of R$100,000, divided into 100,000,000 (one hundred million) nominative common shares without par value. On December 13, 2018, the incorporation procedure of Banco Hyundai Capital Brasil S.A. was concluded.

In the EGM held on February 19, 2019, the shareholders of Banco Hyundai approved the capital increase in the amount of R$200,000, summing the total value of R$300,000 distributed into 300,000,000 (three hundred million) common shares without par value, held in the proportion of 50% by Aymoré CFI and 50% by Hyundai Capital.

On February 21, 2019, the authorization to operate  granted by Bacen for the functioning of Banco Hyundai was published in the Federal Official Gazette. Banco Hyundai began operations in April 2019. On May 13, 2019, BACEN authorized Banco Santander to hold an indirect interest in a company to be incorporated under the name Hyundai Corretora de Seguros Ltda. (Hyundai Corretora). Hyundai Corretora was incorporated on July 22, 2019, with the beginning of its operations subject to registration of the company as insurance brokerage with SUSEP.

k) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by Bacen on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by Bacen on January 22, 2019. The company started its operations on March 14, 2019.

37.             Other Information

a) The co-obligations and risks on guarantees provided on behalf of clients, recorded in compensation accounts, amounted to R$39,740,761 (12/31/2018- R$40,396,524) in the Bank and R$39,889,632 (12/31/2018 - R$40,761,287) in the Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$1,961,554 (06/30/2018 - R$1,867,850) and the total amount of investment funds and assets managed is R$218,082,770 (06/30/2018 - R$201,412,246) recorded in compensation accounts.

c) The insurance contracted in effect on June 30, 2019, the global bank, fires, vehicles and other, have coverage amount of R$1,779,044 (06/30/2018 - R$1,316,447) in the Bank and R$1,786,758 (06/30/2018 - R$1,323,806) in the Consolidated and global bank, was hired insurance with coverage amount of R$496,125 (06/30/2018 - R$148,499) in the Bank and Consolidated, may be used alone or together, provided they do not exceed the contracted amount. In addition, on June 30, 2019 there are other current policies related to other assets in the amount of R$7,615,565.

d) On June 30, 2019 and June 30, 2018, there were no active related operations and obligations for active related operations.

e) Clearing and Settlement Agreements - CMN Resolution nº 3,263/2005 - Banco Santander has an agreement for the compensation and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in in greater guarantee of financial settlement, with the parties that have this modality of agreement. These agreements establish that the payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

Individual and Consolidated Financial Statements - June 30, 2019 100

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criteria and includes the right to opt for renewals and adjustment clauses, classified as operating lease. The total of the future minimum payments of non-cancellable operating leases is shown below:

	06/30/2019	06/30/2018
Up to 1 Year	716,354	688,054
Between1 to 5 Years	1,522,719	1,548,857
More than 5 Years	167,106	227,220
Total	2,406,179	2,464,131

Additionally, Banco Santander has contracts with no maturity date determined, totaling R$692 (06/30/2018 - R$893) corresponding to the monthly rent contracts with this feature. Payment of operating leases recognized as expenses in the first semester of 2019, were at the valued of R$188,211 (2018 - R$346,409).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, in accordance with contractual clauses and legislation.

38.             Subsequent Event

On July 22, 2019, was legally incorporated the limited liability company Hyundai Corretora de Seguros Ltda. (Hyundai Insurance Brokerage). Hyundai Insurance Brokerage has a capital stock in the amount of R$2,000 divided into 2,000,000 (two million) quotas, with individual par value of R$1.00, fully subscribed and pending of payment, divided between its quotaholders Santander Corretora de Seguros, Investimentos e Serviços S.A. and Hyundai Capital Services, Inc. in the proportion of 50% to each.

Individual and Consolidated Financial Statements - June 30, 2019 101

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
EXECUTIVE’S REPORT OF FINANCIAL STATEMENTS

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that they have discussed, reviewed and agreed to the Financial Statements under the BRGAAP criterion of Banco Santander, which includes the Independent Auditors' Report on the Financial Statements under the BRGAAP criterion of Banco Santander for the semester ended on June 30, 2019, and the documents that comprise them, being: Management Report, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of value added and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 15, 1976 (the Brazilian Corporation Law), the rules of the Central Bank of Brazil in accordance with the model of the National Financial System Institutions Accounting Plan (COSIF) and other applicable regulations and legislation. These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee.

Members of Banco Santander´s Executive Board on June 30, 2019:

Chief Executive Officer

Sérgio Agapito Lires Rial

Senior Vice-President Executive Officers

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mário Roberto Opice Leão
Patrícia Souto Audi
Vanessa de Souza Lobato Barbosa

Individual and Consolidated Financial Statements - June 30, 2019 102

Executive Officers

José Roberto Machado Filho

Officers without specific designation

Alexandre Grossmann Zancani

Amancio Acúrcio Gouveia

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Leopoldo Martinez Cruz

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marino Alexandre Calheiros Aguiar

Nilton Sergio Silveira Carvalho

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rodrigo Cury

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

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(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
EXECUTIVE’S REPORT OF FINANCIAL STATEMENTS

In order to comply with the provisions of article 25, paragraph 1, item V, of the Instruction of the Securities and Exchange Commission (CVM) 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) S.A. or Company) declare that they have discussed, reviewed and agreed to the Financial Statements under the BRGAAP criterion of Banco Santander, which includes the Independent Auditors' Report on the Financial Statements under the BRGAAP criterion of Banco Santander for the semester ended on June 30, 2019, and the documents that comprise them, being: Management Report, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of value added and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 15, 1976 (the Brazilian Corporation Law), the rules of the Central Bank of Brazil in accordance with the model of the National Financial System Institutions Accounting Plan (COSIF) and other applicable regulations and legislation. These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee.

Members of Banco Santander´s Executive Board on June 30, 2019:

Chief Executive Officer

Sérgio Agapito Lires Rial

Senior Vice-President Executive Officers

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco

Patrícia Souto Audi
Manoel Marcos Madureira
Mário Roberto Opice Leão
Vanessa de Souza Lobato Barbosa

Executive Officers

José Roberto Machado Filho

Officers without specific designation

Alexandre Grossmann Zancani

Amancio Acúrcio Gouveia

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa*

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Individual and Consolidated Financial Statements - June 30, 2019 104

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Leopoldo Martinez Cruz

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marino Alexandre Calheiros Aguiar

Nilton Sergio Silveira Carvalho

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rodrigo Cury

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

Individual and Consolidated Financial Statements - June 30, 2019 105

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
AUDIT COMMITTEE´S REPORT OF FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

The Audit Committee of Banco Santander (Brazil) S.A. ("Santander"), lead institution of the Economic and Financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - Susep.

According to its Charter, available on Santander´s Investors Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors on the oversight of the quality of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is currently comprised by four independent members, appointed at the Board of Directors´ meeting of May 3, 2019. It acts through meetings with executives, auditors and specialists, conducts analyzes based on the reading of documents, and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary. The Audit Committee's evaluations are primarily based on information received from Senior Management, internal and independent auditors and the areas responsible for monitoring internal controls and operational risks.  The Committee also monitors and acts on the results of inspections and notes of the regulatory and self-regulatory bodies and the corresponding measures adopted by Management to handle such notes, and holds regular meetings with representatives of the Central Bank of Brazil, others regulators, whenever requested.

The Committee's minutes and reports are regularly sent to the Board of Directors, with which the Coordination of the Audit Committee met regularly in the first semester of 2019.

With regard to its attributions, the Audit Committee performed the following activities:

I – Financial Statements

BrGaap, Prudential Conglomerate and IFRS - The Audit Committee reviewed the financial statements of the institutions and companies that comprise the Conglomerate, confirming its adequacy. In this regard, it acknowledged the results recorded in the first semester ended June 30, 2019, of the Company and the Prudential Conglomerate in BRGaap standard, in addition to the individual and consolidated Financial Statements. The Audit Committee also took note of the Condensed consolidated Interim Financial Statements, in accordance with the international financial reporting standards ("IFRS").

II – Internals Controls and  Operational Risks Management

The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks (CRO) - including attending meetings of the Risk and Compliance Committee -, the Executive Vice-Presidency of Tactics, Technology and Operations, the Compliance Director and the relevant professionals, responsible for the management, implementation and dissemination of the Conglomerate's internal controls and risk management culture and infrastructure. It also verified cases dealt by the “Canal Aberto” (Whistleblowing channel) and by the Information Security and Anti-Fraud areas. Such verifications were conducted in accordance with Resolutions CMN  2,554/98 and 4,557/17, Sarbanes-Oxley Act (SOX) and Circular Susep 249/04.

III – Internal Audit

The Committee met formally with the Director responsible for the area and with other Internal Audit professionals on several occasions during the first semester of 2019, to discuss the audit works performed, the reports issued and their respective conclusions and recommendations, focusing on recommendations for improvements in areas where controls were considered "To be improved" or "Unsatisfactory", where applicable. On other occasions, Internal Audit professionals  attended the meetings of the Audit Committee, providing expert information. In addition, the Committee reviewed and approved the Internal Audit Work Plan for 2019.

Individual and Consolidated Financial Statements - June 30, 2019 106

IV – Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee met formally on several occasions in the first semester of 2019. At these meetings, highlighted the following topics: discussions involved the financial statements for the first semester of 2019, accounting practices, the business continuity plan, and any deficiencies and recommendations raised in the internal control report. The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, in order to verify the absence of conflicts of interest or potential risk of loss of independence. During the period, the Committee also: (i) reviewed and approved the Independent Audit Work Plan for 2019; (ii) monitored the negotiation process of the fees submitted, recommending its approval to Board of Directors; and (iii) presented the annual and formal evaluation of the auditors' performance. The Committee also met with KPMG Auditores Independentes (KPMG), responsible for the audit of Banco RCI S.A., member of the Conglomerate.

V - Ombudsman

In accordance with Resolution CMN 4,433/15 and CNSP Resolution 279/13, specific works were carried out in the first semester of 2019, which were presented to the Audit Committee that discussed and evaluated them.

VI – Others Activities

Besides  the activities described above, as part of the work inherent to its attributions, the Audit Committee met with senior management and several areas of the Conglomerate, furthering its analysis, with emphasis on the following topics: (i) the adequacy of Pension Plans; (ii) inspections reports and notes from regulators, ongoing inspections and the correspondent action plans adopted to meet the requests; (iii) monitoring of tax, labor and civil litigation; (iv) review and approval of the Tax Credit Realization Study; and (v) follow-up on the adoption and impacts of IFRS 16 leasing.

During the period, members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

VII – Conclusion

Based on the work and assessments carried out, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriate and provides transparency and quality to the Financial Statements of Banco Santander and the Prudential Conglomerate for the six-month period ended June 30, 2019, recommending their approvals by the Board of Directors of Santander.

São Paulo, 19 de julho de 2019.

Audit Committee

Deborah Stern Vieitas – Coordinator

Luiz Carlos Nannini – Financial Expert

Maria Elena Cardoso Figueira

Julio Sergio de Souza Cardozo

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 22, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer